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ZTO EXPRESS (CAYMAN) INC. INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 30, 2016

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZTO Express (Cayman) Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	4210 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Building One, No. 1685 Huazhi Road, Qingpu District
Shanghai, 201708
People's Republic of China
+86 21 5980-4508
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services
4th Floor, 400 Madison Avenue
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	David Zhang, Esq. Benjamin Su, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Class A Ordinary Shares, par value $0.0001 per share(1)	$1,500,000,000	$151,050

(1)
American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents                 Class A ordinary shares.

(2)
Includes Class A ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                             , 2016.

          American Depositary Shares

ZTO Express (Cayman) Inc.

Representing          Class A Ordinary Shares

ZTO Express (Cayman) Inc. is offering               American depositary shares, or ADSs. This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. Each ADS represents                   of our Class A ordinary shares, par value $0.0001 per share. It is currently estimated that the initial public offering price per ADS will be between $                   and $                   .

We intend to apply and have our ADSs listed on the New York Stock Exchange under the symbol "ZTO."

We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our ADSs involves risks. See "Risk Factors" beginning on page 15.

PRICE $                   PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us
Per ADS	$	$	$
Total	$	$	$

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation payable by us.

We have granted the underwriters the right to purchase up to an additional               ADSs to cover over-allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Subject to the approval of our existing shareholders, immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Meisong Lai, our founder, chairman of the board of directors and chief executive officer, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately              % of our total issued and outstanding share capital immediately after the completion of this offering and              % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The underwriters expect to deliver the ADSs to purchasers on                           , 2016.

MORGAN STANLEY	GOLDMAN SACHS (ASIA) L.L.C.

CHINA RENAISSANCE	CITIGROUP	CREDIT SUISSE	J.P. MORGAN
(in alphabetical order)

                           , 2016.

Leading Express Delivery Company in China

SCALE	GROWTH	PROFITABILITY
2.95Bn Network parcel volume[1] in 2015	**80.3%** Parcel volume CAGR 2011-2015	**25.1%** Operating margin in 2015
14.3% 2015 market share in China by parcel volume		

~23,000
Pickup/Delivery Outlets[2]

~7,700
Network Partners[2][3]

74
Sorting Hubs[2][4]

Top 3
overall customer satisfaction[8]

26,000+
Direct Employees[5]

96%+
Cities/Counties Coverage[2]

1,800+
Line-haul Routes[2][7]

3,300+
Line-haul Vehicles[2][6]

Notes

1. "Parcel volume" in any given period is defined as the number of parcels collected by our network partners using our waybills
2. As of June 30, 2016
3. Includes 3,541 direct network partners and approximately 4,200 indirect network partners
4. Includes 68 sorting hubs operated by ZTO and 6 sorting hubs operated by network partners
5. As of December 31, 2015
6. Includes approximately 2,100 self-owned vehicles and 1,200 vehicles owned and operated by Tonglu Tongze Logistics, an entity majority owned by our employees
7. Only includes line-haul routes between sorting hubs
8. Express deliveries user satisfaction survey for 2015 conducted by the State Post Bureau of China

中通快递 ZTO EXPRESS

In the World's Largest Express Delivery Market

	CHINA	US
2015 Online Retail Sales (GMV in USD billions)	609	342
2015 % of Parcels from e-Commerce	~70%	~50%
2015 Express Delivery Parcel Volume (in billions)	20.7	13.4
2015 Delivery Service Fee per Parcel (in USD)	~2.2	~6.4
2015 Express Parcel per Person	~15	~42
2015 Top Players' Total Market Share	~60% Top 5 Players in Total	~80% Top 2 Players in Total

Source iResearch Report, State Post Bureau of PRC

Highly Scalable Network Partner Model

NETWORK PARTNERS
SENDERS/
END CUSTOMER
PICKUP
OUTLET
OPERATED BY
中通快递
ZTO EXPRESS
REGIONAL
SORTING HUB
REGIONAL
SORTING HUB
LINE-HAUL TRANSPORTATION
NETWORK PARTNERS
DELIVERY
OUTLET
RECIPIENTS

        You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

        Until            , 2016 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by iResearch Consulting Group, or iResearch, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the iResearch Report.

Our Mission

        Our mission is to bring happiness to more people through our services. We strive to provide timely and reliable express delivery services to consumers, create jobs for employees and delivery personnel in the ZTO network, promote entrepreneurship among our business partners, and ultimately help ordinary people accomplish their goals.

Our Business

        We are a leading express delivery company in China and one of the largest express delivery companies globally, in terms of total parcel volume in 2015, according to the iResearch Report. We have demonstrated the fastest growth rate among the top five Chinese express delivery companies as of December 31, 2015, with our annual parcel volume growing at a compounded annual growth rate, or CAGR, of 80.3% between 2011 and 2015, during which we recorded consecutive annual increases in market share. See "Business—Business Overview" for more information on our annual parcel volume in each year between 2011 and 2015. We have achieved superior profitability along with our rapid growth. Our operating margin, which is the ratio of our income from operations to revenues, in 2015 was 25.1%, which was one of the highest among the major publicly listed logistics companies globally.

        We provide express delivery service through our nationwide network as well as other value-added logistics services. We have developed one of the most extensive and reliable delivery networks in China covering over 96% of China's cities and counties as of June 30, 2016. China's rapidly expanding e-commerce market, which reached US$609 billion in terms of total retail GMV in 2015 according to the iResearch Report, has created strong demand for our services. We are both a key enabler and a direct beneficiary of China's fast-growing e-commerce market. We have established ourselves as one of the largest express delivery service providers for millions of online merchants and consumers transacting on leading Chinese e-commerce platforms, such as Alibaba and JD.com. Globally, we provide delivery services in key overseas markets through our business partners, while we are expanding our coverage in international express delivery through collaborations with international industry players.

        We operate a highly scalable network partner model, which we believe is best suited to support the significant growth of e-commerce in China. We leverage our network partners to provide pickup and last-mile delivery services, while we control the mission-critical line-haul transportation and sorting network within the express delivery service value chain. The network partner model is developed to reach and serve the Chinese e-commerce industry's fragmented and geographically dispersed merchant and consumer base and seasonal demand. It allows us to achieve strong operating leverage through minimizing fixed costs and capital requirements, consequently driving higher return on invested capital and equity.

        We have established a distinctive "shared success" system, which enables us to align the interests of our network partners, management and employees with ours through a reward and risk sharing mechanism. This shared success system incentivizes our network partners to maximize their growth and profitability and strengthens their loyalty to our ZTO brand and business. The general managers of our key regions collectively hold a significant equity stake in our company, and we believe this initiative incentivizes our key stakeholders and further ensures the stability of our network. In addition, our innovative, entrepreneurial approach has led to a number of industry firsts. We were first in the industry to introduce a fee sharing mechanism in which the pickup and delivery outlets share the delivery service fees of each delivery order. We also foster an effective and transparent system that enables our network partners to exit our network by transferring their business to buyers approved by us and benefit from any value appreciation of their business through such transfers. We facilitate those transfers by providing information and guidance on valuation of the transferred business with participation by both sides.

        Operational efficiency and cost management are critical to the success of an express delivery business. We have achieved strong operational efficiency through centralized control and management of 74 sorting hubs and a fleet of over 3,300 trucks, route planning and optimization, as well as our proprietary waybill tracking system and transportation management system. Our operational efficiency and economies of scale have resulted in our cost leadership with unit cost per parcel.

        We strive to maintain high quality service and customer satisfaction. We have established proven systems and procedures which have been critical in achieving service standardization and control over the quality of services rendered by us and our network partners. We constantly monitor a series of key service quality indicators such as delivery delay rate, complaint rate and damaged parcel rate and have improved each of these measures over the past three years. Our superior service quality is reflected by rankings published by authoritative institutions. For example, we ranked top three in the express deliveries user satisfaction survey for 2015 conducted by the State Post Bureau of China.

        We have achieved significant growth and profitability. Our total parcel volume increased from 279 million in 2011 to 2,946 million in 2015 and from 1,185 million in the six months ended June 30, 2015 to 1,913 million in the same period in 2016. Our total parcel volume in July and August 2016 was 697.9 million. Our revenues increased from RMB3.9 billion in 2014 to RMB6.1 billion (US$915.8 million) in 2015 and from RMB2.5 billion in the six months ended June 30, 2015 to RMB4.2 billion (US$638.8 million) in the same period in 2016. We generated operating profit of RMB600.3 million and RMB1.5 billion (US$230.1 million) and our operating profit margin was 15.4% and 25.1% in 2014 and 2015, respectively. We generated operating profit of RMB579.9 million and RMB1.1 billion (US$159.0 million) and our operating profit margin was 23.3% and 24.9% in the six months ended June 30, 2015 and 2016, respectively.

Our Industry

        China is the world's largest express delivery market, with total parcel volume of 20.7 billion in 2015, approximately 1.5 times the total parcel volume of the United States, according to the iResearch Report. The logistics industry in China is at an earlier stage of development compared to the United States, and the majority of players focus on one particular logistics sub-segment, such as express delivery, or a limited number of logistics service categories.

        The express delivery market is in turn driven by China's fast growing e-commerce market. China's total retail e-commerce GMV, which represented 12.6% of the total retail consumption in 2015, has reached US$609 billion in 2015 and is expected to increase to US$1,465 billion in 2020, representing a CAGR of 19%, according to the iResearch Report. In addition, "micro-merchants" who promote and sell their merchandise on social networking and other mobile platforms have also become an emerging key growth driver of the express delivery industry in China.

        According to the iResearch Report, China's express delivery service providers generally fall into the following two major categories:

  •
  "Network partner" model.  A majority of China's private domestic express delivery service providers operate under the "network partner" model. The top four domestic express delivery companies that operate under this model, namely ZTO Express, STO Express, YTO Express and Yunda Express, are commonly referred to as the "Tongda Operators". Market shares of these four companies in 2015 in terms of parcel volume were 14.3%, 12.4%, 14.7% and 10.5%, respectively, according to the iResearch Report. These players typically operate a logistics network by focusing on the build-out and operations of the core sorting hubs and line-haul transportation assets while relying on network partners to carry out pickup and last-mile deliveries. As a result of these unique characteristics, the Tongda Operators have the ability to rapidly scale up and expand their networks to meet the demands from the fast-growing e-commerce industry while limiting their capital expenditures.

  •
  "Direct" model.  EMS (a subsidiary of China Post) and SF Express are examples of Chinese express delivery operators that have adopted the "direct" model. Market shares of EMS and SF Express in 2015 in terms of parcel volume were 6.2% and 8.2%, respectively, according to the iResearch Report.

        We believe the network partner model is best suited to support the enormous growth of the e-commerce industry in China. This model enables the express delivery companies to serve a fragmented merchant and consumer base and seasonal demand of the e-commerce industry. See "Industry—China Express Delivery Landscape."

        In addition to robust economic and e-commerce growth, the growth of China's express delivery companies benefited from continuous government support through adoption of favorable policies in recent years, and these policies will continue to stimulate infrastructure development in rural areas and increase penetration of express delivery services. The express delivery industry is also witnessing certain new growth opportunities in cross-border e-commerce market as well as adjacent logistics markets including less-than-truckload business.

Competitive Strengths

        We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

  •
  leading and fastest growing express delivery company in China;

  •
  highly scalable network partner model enabling China's e-commerce growth;

  •
  distinctive shared success system strengthening brand loyalty and maximizing performance;

  •
  strong operational capabilities and cost leadership;

  •
  superior service quality; and

  •
  experienced and entrepreneurial management team and strong corporate culture.

Our Strategies

        We intend to pursue the following strategies to further grow our business:

  •
  strengthen our leading market position in China;

  •
  enhance our technology platform and infrastructure;

  •
  expand our presence in the cross-border e-commerce market;

  •
  broaden our service offerings and expand our customer base; and

  •
  pursue strategic alliances and select acquisition opportunities.

Our Challenges

        Our ability to realize our mission and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

  •
  expand and diversify our customer base and service offerings;

  •
  operate through, and efficiently manage, our network partners and their employees and personnel;

  •
  manage our growth and expansion effectively;

  •
  cope with intense competition;

  •
  enhance our brand image and protect our corporate reputation; and

  •
  control our capital expenditures and costs and expenses associated with our operations.

        Please see "Risk Factors" and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

        We commenced our express delivery service business through Shanghai Zhongtongji Express Service Co., Ltd., or Shanghai Zhongtongji, in Shanghai, China in January 2009. Prior to 2014, we operated express delivery services in Shanghai, Anhui Province, Jiangsu Province and Zhejiang Province through Shanghai Zhongtongji, which authorized and cooperated with third-party business partners to operate ZTO-branded express delivery services elsewhere in China.

        During 2014 and 2015, we acquired the express delivery business and assets of selected network partners in exchange for cash and/or our ordinary shares in order to optimize our nationwide network.

        In April 2015, ZTO Express (Cayman) Inc. was incorporated under the laws of the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. ZTO Express (Cayman) Inc. established ZTO Express Limited in British Virgin Islands as its wholly-owned subsidiary in April 2015. ZTO Express Limited subsequently established ZTO Express (Hong Kong) Limited as its wholly-owned subsidiary in May 2015.

        In July 2015, ZTO Express (Hong Kong) Limited established a wholly-owned PRC subsidiary, Shanghai Zhongtongji Network Technology Co., Ltd., or Shanghai Zhongtongji Network. Due to the PRC legal restrictions on foreign ownership in companies that provide mail delivery services in China, we carry out our express delivery business through ZTO Express, a domestic PRC company, equity interests in which are held by PRC citizens and companies established in China. Shanghai Zhongtongji Network entered into a series of contractual arrangements, including an exclusive call option agreement, an equity interest pledge agreement, a voting rights proxy agreement, irrevocable powers of attorney and an exclusive consulting and services agreement, with ZTO Express and its shareholders, and obtained spousal consent letters by the spouses of six key shareholders of ZTO Express. These shareholders are Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang and Xuebing Shang, collectively holding 73.8% of equity interest in ZTO Express.

        As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of, ZTO Express. ZTO Express is therefore our consolidated variable interest entity, or consolidated VIE, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and are the primary beneficiary of, that entity. We treat ZTO Express and its subsidiaries as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective in providing operational control as direct ownership. See "Risk Factors—Risks Related to Our Corporate Structure" and "Risk Factors—Risks Related to Doing Business in China".

        The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIE, and the VIE's principal subsidiaries, as of the date of this prospectus:

(1)
Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang, Jianying Teng, Xuebin Shang, Baixi Lan and Jianchang Lai are beneficial owners of the shares of ZTO Express (Cayman) Inc. and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu and Baixi Lan are also directors of our company. Beijing Sequoia Xinyuan Equity Investment Center (L.P.) and Tianjin Sequoia Juye Equity Investment Centre (L.P.) hold 4.00% and 2.00% of the equity interest in ZTO Express, respectively. The remaining 12.72% equity interest in ZTO Express are held by 32 other shareholders who are also beneficial owners of the shares of ZTO Express (Cayman) Inc. None of these 32 shareholders holds more than 3.00% equity interest in ZTO Express.

Implication of Being an Emerging Growth Company

        As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

        Our principal executive offices are located at Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708, People's Republic of China. Our telephone number at this address is +86 21 5980-4508. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.zto.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 4th Floor, 400 Madison Avenue, New York, New York 10017.

Conventions that Apply to this Prospectus

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "ADSs" are to our American depositary shares, each of which represents            Class A ordinary shares;

  •
  "ADRs" are to the American depositary receipts that evidence our ADSs;

  •
  "BVI" are to the British Virgin Islands;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  "delivery service fees" are to service fees directly charged by our network partners from parcel senders in connection with express delivery services rendered. This amount typically includes, among other things, the network transit fees we charge the network partners and the last-mile delivery fees that are payable by the pickup outlet to the delivery outlet directly;

  •
  "Class A ordinary shares" are to our Class A ordinary shares, par value US$0.0001 per share;

  •
  "Class B ordinary shares" are to our Class B ordinary shares, par value US$0.0001 per share;

  •
  "GMV" are to the total value of all orders for products and services placed, regardless of whether the products and services are actually sold, delivered or returned;

  •
  our "network partners" are to business partners that own and operate pickup and delivery outlets in our network and operate express delivery services under our "Zhongtong" or "ZTO" brand;

  •
  "network transit fees" are to fees payable by our network partners to us in connection with the services we provide to them, which mainly include parcel sorting and parcel line-haul transportation;

  •
  "ordinary shares" are to our ordinary shares, par value US$0.0001 per share, and upon and after the completion of this offering, are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

  •
  our "parcel volume" in any given period are to the number of parcels collected by our network partners using our waybills in that period;

  •
  "RMB" or "Renminbi" are to the legal currency of China;

  •
  "top five Chinese express delivery companies" are to ZTO Express, YTO Express, STO Express, Yunda Express and SF Express, which are the five largest express delivery companies in China in terms of market share of parcel volume in 2015, according to the iResearch Report;

  •
  "unit cost per parcel" are to the sum of cost of revenues and total operating expenses of the applicable period divided by our total parcel volume during the same period;

  •
  "US$," "U.S. dollars," "$," or "dollars" are to the legal currency of the United States;

  •
  "ZTO Express" are to ZTO Express Co. Ltd. or, depending on the context, ZTO Express Co. Ltd. and its subsidiaries; and

  •
  "ZTO," "we," "us," "our company" or "our" are to ZTO Express (Cayman) Inc., its subsidiaries and its consolidated affiliated entities. Depending on the context, references to "we" and "our" may also include the network partners within our network.

        Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

        Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.6459 to US$1.00, the noon buying rate on June 30, 2016 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 23, 2016, the noon buying rate for Renminbi was RMB6.6690 to US$1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)
Ordinary shares outstanding immediately after this offering

            ordinary shares, comprised of            Class A ordinary shares and            Class B ordinary shares (or            ordinary shares if the underwriters exercise their over-allotment option in full, comprised of            Class A ordinary shares and            Class B ordinary shares).

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.0001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

[We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.]

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. In addition, if at any time, Mr. Meisong Lai and his affiliates collectively own less than 10% of the outstanding share capital of our company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter. For a description of Class A ordinary shares and Class B ordinary shares, see "Description of Share Capital."

Over-allotment Option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.
Use of proceeds

We expect that we will receive net proceeds of approximately US$             million from this offering, assuming an initial public offering price of US$            per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for land acquisition, facilities construction and equipment purchase to expand our sorting capacity, purchase of additional trucks to strengthen our line-haul transportation and general corporate purposes, including the investment in our information technology system and potential strategic transactions. See "Use of Proceeds" for more information.

Lock-up

[We, our directors, executive officers and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sales" and "Underwriting."]

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of            ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Listing

We intend to apply to have the ADSs listed on the New York Stock Exchange under the symbol "ZTO." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Depositary

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated comprehensive income data for the years ended December 31, 2014 and 2015, summary consolidated balance sheet data as of December 31, 2014 and 2015 and summary consolidated cash flow data for the years ended December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated comprehensive income data for the six months ended June 30, 2015 and 2016 and the summary consolidated balance sheet data as of June 30, 2016 and summary consolidated cash flow data for the six months ended June 30, 2015 and 2016 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. This unaudited condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Comprehensive Income Data:
Revenues	3,903,572	6,086,455	915,821	2,486,060	4,245,177	638,766
Cost of revenues	(2,770,530)	(3,998,737)	(601,685)	(1,671,279)	(2,815,910)	(423,706)

Gross profit	1,133,042	2,087,718	314,136	814,781	1,429,267	215,060
Operating income (expenses):
Selling, general and administrative	(534,537)	(591,738)	(89,038)	(249,183)	(380,728)	(57,287)
Other operating income, net	1,796	33,249	5,003	14,293	8,023	1,207

Total operating expenses	(532,741)	(558,489)	(84,035)	(234,890)	(372,705)	(56,080)

Income from operations	600,301	1,529,229	230,101	579,891	1,056,562	158,980
Other income (expenses):
Interest income	3,408	15,091	2,271	3,170	20,811	3,131
Interest expense	(798)	(16,392)	(2,466)	(8,436)	(8,386)	(1,262)
Gain on deemed disposal of equity method investments	—	224,148	33,727	—	9,551	1,437

Income before income tax, and share of profit (loss) in equity method investments	602,911	1,752,076	263,633	574,625	1,078,538	162,286
Income tax expense	(202,486)	(419,999)	(63,197)	(163,462)	(293,972)	(44,233)

Income before share of profit (loss) in equity method investments	400,425	1,332,077	200,436	411,163	784,566	118,053
Share of profit (loss) in equity method investments	5,578	(459)	(69)	4,257	(19,950)	(3,002)

Net Income	406,003	1,331,618	200,367	415,420	764,616	115,051
Net loss attributable to noncontrolling interests	423	137	20	586	1,978	298

Net income attributable to ZTO Express (Cayman) Inc.	406,426	1,331,755	200,387	416,006	766,594	115,349
Change in redemption value of convertible redeemable preferred shares	—	(28,775)	(4,330)	—	(79,723)	(11,996)

Net income attributable to ordinary shareholders	406,426	1,302,980	196,057	416,006	686,871	103,353

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net earnings per share attributable to ordinary shareholders
Basic	0.68	2.15	0.32	0.70	1.07	0.16
Diluted	0.68	2.15	0.32	0.70	1.07	0.16
Weighted average shares used in calculating net earnings per ordinary share
Basic	597,882,740	599,373,273	599,373,273	594,205,525	613,901,657	613,901,657
Diluted	597,882,740	599,373,273	599,373,273	594,205,525	613,901,657	613,901,657
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	—	(13,749)	(2,069)	—	25,829	3,886

Comprehensive income attributable to ordinary shareholders	406,426	1,289,231	193,988	416,006	712,700	107,239

	As of December 31,			As of June 30,
	2014	2015		2016
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	163,359	2,452,359	369,003	2,058,231	309,699
Prepayments and other current assets	126,800	211,724	31,858	313,706	47,203
Non-current assets:
Property and equipment, net	925,868	1,752,586	263,709	2,660,307	400,293
Goodwill	2,379,182	4,091,219	615,600	4,157,111	625,515
Total assets	4,974,125	10,582,223	1,592,293	11,713,514	1,762,517

Liabilities, mezzanine equity and equity
Current liabilities:
Short-term bank borrowing	250,000	300,000	45,141	406,943	61,232
Other current liabilities	539,257	1,264,914	190,330	1,283,292	193,095
Total liabilities	1,578,422	2,736,002	411,683	2,739,582	412,221

Total liabilities, mezzanine equity and equity	4,974,125	10,582,223	1,592,293	11,713,514	1,762,517

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	1,071,751	1,867,538	281,006	422,934	596,914	89,817
Net cash used in investing activities	(1,116,299)	(1,449,746)	(218,141)	(236,722)	(1,108,727)	(166,829)
Net cash provided by financing activities	171,064	1,869,331	281,276	29,530	98,000	14,746

Effect of exchange rate changes on cash and cash equivalents	—	1,877	282	—	19,685	2,962
Net increase/(decrease) in cash and cash equivalents	126,516	2,289,000	344,423	215,742	(394,128)	(59,304)
Cash and cash equivalents at beginning of period	36,843	163,359	24,580	163,359	2,452,359	369,003

Cash and cash equivalents at end of period	163,359	2,452,359	369,003	379,101	2,058,231	309,699

Non-GAAP Measures

        We use adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

        We believe that adjusted EBITDA and adjusted net income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that we include in income from operations and net income. We believe that adjusted EBITDA and adjusted net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        Adjusted EBITDA represents net income (which excludes depreciation, amortization, interest expenses and income tax expenses) before (i) share-based compensation expense; and (ii) gain on deemed disposal of equity method investments.

        Adjusted net income represents net income before (i) share-based compensation expense; and (ii) gain on deemed disposal of equity method investments.

        The table below sets forth a reconciliation of our net income to adjusted EBITDA for the periods indicated:

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income	406,003	1,331,618	200,367	415,420	764,616	115,051
Add:
Depreciation	56,037	145,276	21,859	68,646	113,461	17,072
Amortization	7,977	12,780	1,923	5,598	10,037	1,511
Interest expenses	798	16,392	2,466	8,436	8,386	1,262
Income tax expenses	202,486	419,999	63,197	163,462	293,972	44,233

EBITDA	673,301	1,926,065	289,812	661,562	1,190,472	179,129
Add:
Share-based compensation expense	—	116,800	17,575	61,063	122,000	18,357
Less:
Gain on deemed disposal of equity method investments	—	(224,148)	(33,727)	—	(9,551)	(1,437)

Adjusted EBITDA	673,301	1,818,717	273,660	722,625	1,302,921	196,049

        The table below sets forth a reconciliation of our net income to adjusted net income for the periods indicated:

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income	406,003	1,331,618	200,367	415,420	764,616	115,051
Add:
Share-based compensation expense	—	116,800	17,575	61,063	122,000	18,357
Less:
Gain on deemed disposal of equity method investments	—	(224,148)	(33,727)	—	(9,551)	(1,437)

Adjusted net income	406,003	1,224,270	184,215	476,483	877,065	131,971

RISK FACTORS

        An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

         Our business and growth are highly dependent on the development of the e-commerce industry in China.

        We generate a significant portion of our parcel volume by serving end customers that conduct business on the various e-commerce platforms in China, and our end customers rely on our services to fulfill orders placed by consumers on such platforms. Our business and growth are highly dependent on the viability and prospects of the e-commerce industry in China.

        Any uncertainties relating to the growth, profitability and regulatory regime of the e-commerce industry in China could have a significant impact on us. The development of the e-commerce industry in China is affected by a number of factors, most of which are beyond our control. These factors include:

  •
  the growth of broadband and mobile Internet penetration and usage in China;

  •
  the consumption power and disposable income of e-commerce consumers in China, as well as changes in demographics and consumer tastes and preferences;

  •
  the availability, reliability and security of e-commerce platforms;

  •
  the selection, price and popularity of products offered on e-commerce platforms;

  •
  the emergence of alternative channels or business models that better suit the needs of consumers in China;

  •
  the development of fulfillment, payment and other ancillary services associated with e-commerce; and

  •
  changes in laws and regulations, as well as government policies that govern the e-commerce industry in China.

        The e-commerce industry is highly sensitive to changes of macroeconomic conditions, and e-commerce spending tends to decline during recessionary periods. Many factors beyond our control, including inflation and deflation, fluctuation of currency exchange rate, volatility of stock and property markets, interest rates, tax rates and other government policies and changes in unemployment rates can adversely affect consumer confidence and spending behavior on e-commerce platforms, which could in turn materially and adversely affect our growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and spending, which could in turn negatively impact our growth and profitability.

         We have experienced, and may continue to experience, significant reliance on the Alibaba ecosystem.

        Our business is significantly reliant on the Alibaba ecosystem. Parcel volume generated from Alibaba's e-commerce platforms accounted for approximately 80%, 77% and 75% of the total parcel volume processed in our network in 2014, 2015 and the six months ended June 30, 2016, respectively. Although we plan to expand and diversify our customer base, we still expect to be reliant on the Alibaba ecosystem for the foreseeable future.

        Although Alibaba is not our direct customer, it can significantly influence how transactions take place on its e-commerce platforms, including how purchase orders are fulfilled by indicating the preferred express delivery companies for each order. In order to maintain and foster our cooperation with Alibaba, we may have to accommodate the demands and requirements from various players in the Alibaba ecosystem, such as the adoption of digital waybills initiated by China Smart Logistics, or Cainiao, a central logistics information system and solutions provider affiliated with Alibaba. Such demands and requirements may increase the cost of our business, weaken our connection with our end customers, or even be disruptive to our existing business model.

        In addition, Alibaba has invested, and may invest in the future, in our competitors and, as a result, may encourage merchants on its platforms to choose their investees' services over ours. Alibaba may also build in-house delivery network to serve its e-commerce platforms in the future. If either or both of these activities take place, our business may be harmed, and our results of operations may be materially and adversely affected.

         We face risks associated with our network partners and their employees and personnel.

        As of June 30, 2016, we had 3,541 direct network partners and approximately 4,200 indirect network partners under our ZTO brand. We rely on these network partners to directly interact with and serve end customers, but the interest of a network partner may not be entirely aligned with ours or with that of other network partners. We enter into cooperation agreements with our direct network partners, many of which sub-contract part of their business to their cooperation partners, which we refer to as our indirect network partners. We gain certain level of control over direct network partners through our cooperation agreements, which provide for incentives and periodic evaluation. The sub-contracting of indirect network partners is subject to our consent. However, our control over the network partners may not be as effective as if we had directly owned these network partners, which could potentially make it difficult for us to manage our network partners. Particularly, as we do not enter into agreements with our indirect network partners, we are unable to exert a significant degree of influence over them.

        Our network partners and their employees carry out a significant amount of direct interactions with our end customers, and their performance directly affects our brand image. However, we do not directly supervise their services provided to end customers. Although we have established and distributed service standards across our network and provide training to the employees and personnel of our network partners from time to time, we may not be able to successfully monitor, maintain and improve the service provided by our network partners and their employees. In the event of any unsatisfactory performance by our network partners and/or their employees, we may experience service disruptions and our reputation may be materially and adversely affected. Furthermore, our network partners may fail to implement sufficient control over the pickup and delivery personnel who work at the outlets in connection with their conduct, such as proper collection and handling of parcels and delivery service fees, adherence to customer privacy standards and timely delivery of parcels. As a result, we or our network partners may suffer financial losses, incur liabilities and suffer reputational damages in the event of theft or late delivery of parcels, embezzlement of delivery service fees or mishandling of customer privacy.

        Suspension or termination of a network partner's services in a particular geographic area may cause interruption to or failure in our services in the corresponding geographic area. A network partner may suspend or terminate its services voluntarily or involuntarily due to various reasons, including disagreement or dispute with us, failure to make a profit, failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, and events beyond our or its control, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. Due to the intense competition in China's express delivery industry, our existing network partners may also choose to discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace our network partners or find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with our network partners, our customer satisfaction, reputation, operations and financial performance may be materially and adversely affected.

         We face intense competition which could adversely affect our results of operations and market share.

        We operate in a highly competitive and fragmented industry. We compete primarily with leading domestic express delivery companies including SF Express, STO Express, YTO Express, Yunda Express as well as EMS. We compete with them based on a number of factors, including business model, operational capabilities, cost control and service quality. In particular, we have historically experienced declines in the delivery service market prices and may face downward pricing pressure again. If we and our network partners cannot effectively control our costs to remain competitive, our market share and revenue may decline. Additionally, if we have to subsidize our network partners to increase our network partners' competitiveness, our gross margin may decline.

        In addition, major e-commerce platforms, such as Alibaba and JD.com, may choose to build or further develop in-house delivery capabilities to serve their logistics needs and compete with us, which may significantly affect our market share and total parcel volume. Furthermore, as we diversify service offerings and further expand our customer base, we may face competition from existing or new players in those new sectors. In particular, we or our network partners may face competition from existing or new last-mile delivery service providers which may expand their service offerings to express delivery or adopt a business model disruptive to our business and compete with our network partners for hiring of delivery personnel. Similarly, existing players in an adjacent or sub-market may choose to leverage their existing infrastructure and expand their services to serve our customers. If these players succeed in doing so, our business could be encroached by their entrance and adversely affected.

        Certain of our current and potential competitors, as well as international logistics operators with presence in China, may have significantly greater resources, longer operating histories, larger customer bases and greater brand recognition than us. They may be acquired by, receive investment from or enter into strategic relationships with, established and well-financed companies or investors which would help enhance their competitiveness. In view of this, some of our competitors may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than us. We may not be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

         Any service disruption experienced by our sorting hubs or the outlets operated by our network partners may adversely affect our business operations.

        Our daily operations heavily rely on the orderly performance of our sorting hubs and the outlets operated by our network partners. Any service disruption of the sorting hubs or the outlets due to failure in their automated facilities, under-capacity during peak parcel volume periods, force majeure events, third-party sabotage, dispute with us or any third party, employee delinquency or strike, governmental inspection of properties or governmental orders that mandate any service halt or temporary or permanent shutdown would adversely impact our business operations. In case of any service disruption by sorting hubs or outlets, parcel sorting or parcel pickup and delivery at the applicable sorting hubs or outlets may be delayed, suspended or stopped. Parcels will need to be redirected to other nearby sorting hubs or outlets, and such rerouting of parcels will likely increase risks of delay and errors in delivery. At the same time, increased parcel sorting or pickup and delivery pressure on nearby sorting hubs or outlets may negatively impact their performance and spread adverse effects further across our network. Any of the foregoing events may result in significant operational interruptions and slowdowns, customer complaints and reputational damage.

         Our technology system is critical to our business operations and growth prospects.

        The satisfactory performance, reliability and availability of our technology system is critical to our ability to provide high-quality customer services. We rely on our centralized technology system, which consists of our Zhongtian system, our transportation system, as well as our Ping'an settlement system to efficiently operate our network. This integrated system supports the smooth performance of certain key functions of our business, such as order tracking, fleet dispatching and management, fee settlement and route planning. In addition, the maintenance and processing of various operating and financial data is essential to the day-to-day operation of our business and formulation of our development strategies. Therefore, our business operations and growth prospects depend, in part, on our ability to maintain and make timely and cost-effective enhancements and upgrades to our technology system and to introduce innovative additions which can meet changing operational needs. While continuing to invest in information technology and equipment to enhance operational efficiency and reliability is one of our growth strategies, our historical spending on technology has been low compared to certain major global logistics companies. Such level of expenditure may not be sufficient to fully support our business operation and expansion needs. Failure to do so could cause economic losses and put us at a disadvantage to our competitors. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.

        Any interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our centralized system could quickly impact the workflow in a large portion of, if not the entire, network. We can provide no assurance that our current security mechanisms will be sufficient to protect our technology systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such occurrences could disrupt our services, damage our reputation and harm our results of operations.

         Overall tightening of the labor market or any possible labor unrest may affect our business as we operate in a labor-intensive industry.

        Our business is labor-intensive and requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us and our network partners may lead to disruption to or delay in our services provided to end customers. We and our network partners often need to hire additional or temporary workers to handle the significant increase in parcel volume following special promotional events or during peak seasons of e-commerce. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We and our network partners compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive salaries and benefits compared to them.

        We and our network partners were subject to labor disputes initiated by our or our network partners' employees and personnel from time to time, although none of them, individually or in the aggregate, had a material adverse impact on us. We expect to continue to be subject to various legal or administrative proceedings related to labor dispute in the ordinary course of our business, due to the magnitude of labor force involved in our network. Any labor unrest directed against us or our network partners could directly or indirectly prevent or hinder our normal operating activities, and, if not resolved in a timely manner, lead to delays in fulfilling our customer orders and decreases in our revenue. Historically, we have experienced an incident where an employee strike of one of our network partners caused a prolonged service suspension in a southern city of China, and we cannot assure you that similar incidents would not happen in the future. We and our network partners are not able to predict or control any labor unrest, especially those involving labor not directly employed by us. Further, labor unrest may affect general labor market conditions or result in changes to labor laws, which in turn could materially and adversely affect our business, financial condition and results of operations.

         We face risks associated with the parcels handled through our network.

        We handle a large volume of parcels across our network, and face challenges with respect to the protection and examination of these parcels. Parcels in our network may be stolen, damaged or lost for various reasons, and we and/or our network partners may be perceived or found liable for such incidents. In addition, we may fail to screen parcels and detect unsafe or prohibited/restricted items. There had been certain historical incidents where our network partners were found to have failed to strictly implement parcel screening procedures and allowed controlled items to be mailed through our network. As a result, the operation of such network partner was suspended by the post authorities in charge. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other parcels in our network, injure recipients and harm the personnel and assets of us and/or our network partners. Furthermore, if we fail to prevent prohibited or restricted items from entering into our network and if we participate in the transport and delivery of such items, we may be subject to administrative or even criminal penalties, and if any personal injury or property damage is concurrently caused, we may be further liable for civil compensation.

        The delivery of parcels also involves inherent risks. We constantly have a large number of vehicles and personnel in transportation, and are therefore subject to risks associated with transportation safety, and the insurance maintained by us may not fully cover the damages caused by transportation related injuries or loss. From time to time, our vehicles and personnel may be involved in transportation accidents, and the parcels carried by them may be lost or damaged. In addition, frictions or disputes may occasionally arise from the direct interactions between our pickup and delivery personnel with parcel senders and recipients. Personal injuries or property damages may arise if such incidents escalate.

        Any of the foregoing could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We and our network partners may face claims and incur significant liabilities if found liable or partially liable for any of injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. Governmental authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be insecure or unsafe by our end customers, e-commerce platforms and consumers, our business volume may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

         Our past growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

        Our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth. Our revenue growth in recent years was partly attributable to the business that we acquired. We plan to further expand our network in response to increasing customer/consumer needs, but we may not succeed in doing so. Even if we are able to expand our network as planned, we may not be able to continue to integrate and optimize a larger network. In addition, as customer/consumer needs at both national and regional levels are continuously changing, we may not be able to successfully anticipate and respond to such changes. For example, we may experience shortages in our delivery capacity if our expansion fails to accurately and timely match the increases in customer/consumer needs. Furthermore, our anticipated future growth will likely place significant demand on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to carry out our strategies effectively, our ability to balance the interests between us and our network partners as well as among our network partners, and our ability to adapt, improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully recruit, train and manage more employees and improve and expand our sales and marketing capabilities. If we are not able to manage our growth or execute our strategies effectively due to any of the foregoing reasons, our expansion may not be successful and our business and prospects may be materially and adversely affected.

         Our long-term growth and competiveness are highly dependent on our ability to control costs.

        In order to maintain competitive pricing and enhance our profit margins, we must continually control our costs. Effective cost-control measures have a direct impact on our financial condition and results of operations. We have adopted various such measures, and will continue to add new ones as necessary and appropriate. For example, transportation costs can be reduced through the choice of vehicles, and labor costs can be reduced through automation. However, the measures we have adopted or will adopt in the future may not be as effective as expected in improving our financial condition and results of operations. In order to sustain our long-term growth and competitiveness, we do not intend to adopt aggressive pricing policies to compete with our competitors. There have historically been declines in the delivery services fees charged by our network partners to parcel senders partially due to market competition. If we are not able to effectively control our cost and adjust the level of network transit fees based on operating costs and market conditions, our profitability and cash flow may be adversely affected.

         We outsource part of our line-haul transportation capacity to our related party and use their services.

        We outsource part of our line-haul transportation needs to Tonglu Tongze Logistics Ltd., or Tonglu Tongze, which is a transportation operator that works exclusively for us. Tonglu Tongze has a fleet of over 1,200 trucks as of June 30, 2016. In 2014, 2015 and the six months ended June 30, 2016, we incurred RMB643.6 million, RMB703.1 million (US$105.8 million) and RMB418.0 million (US$62.9 million), respectively, of transportation service fees to Tonglu Tongze and its subsidiaries and had RMB55.8 million, RMB84.6 million (US$12.7 million) and RMB27.9 million (US$4.2 million) of accounts payable due as of December 31, 2014, 2015 and June 30, 2016, respectively. Certain of our employees and certain employees of Tonglu Tongze beneficially owned 76.6% and 5.0% equity interest in Tonglu Tongze as of June 30, 2016, respectively. Therefore, we treat Tonglu Tongze as our related party and we expect to continue to rely on its services. In light of the materiality of Tonglu Tongze's continued service to us, we may face a number of risks and uncertainties associated with our transactions with them. There is no assurance that (i) their service will continue to be available to us on an exclusive basis or at all, (ii) their service quality will not materially deteriorate, (iii) they will not unilaterally increase their service pricing, (iv) the quality of their service will be sustained, (v) there will not be any wrongdoing or misconduct by their employees or by it which would materially adversely affect their service, or (vi) we can continue to maintain good relations with Tonglu Tongze with respect to future transportation services. Any deterioration to their services or relations with us may adversely affect our overall business and results of operations.

         We face challenges in diversifying our service offerings and expanding our customer base.

        We intend to further diversify our service offerings and expand our customer base to add to our revenue sources in the future. New services or new types of customers may involve risks and challenges we do not currently face. Such new initiatives may require us to devote significant financial and managerial resources and may not perform as well as expected. We may not be able to successfully address customer demand and preferences and our existing network and facilities may not be adaptable to the new services or customers. For example, different service offerings will likely impose different equipment specifications and service standards. We may also be inexperienced with the operating models and cost structures associated with a new type of customer. In addition, we may not be able to assure adequate service quality and receive complaints or incur costly liability claims, which would harm our overall reputation and financial performance. We may also selectively invest in emerging business opportunities in adjacent logistics market, such as less-than-truckload shipping, or leverage our existing network and infrastructure to directly engage in these businesses. We may not be able to achieve profitability or recoup our investments with respect to any new services or new types of customers in time or at all.

         Damages to brand image and corporate reputation could materially and adversely impact our business.

        We believe our brand image and corporate reputation will play an increasingly important role in enhancing our competitiveness and maintaining business growth. Many factors, some of which are beyond our control, may negatively impact our brand image and corporate reputation if not properly managed. These factors include our ability to provide superior services to our end customers, successfully conduct marketing and promotional activities, manage relationship with and among network partners, and manage complaints and events of negative publicity, maintain positive perception of our company, our peers and the express delivery industry in general. Any actual or perceived deterioration of our service quality, which is based on an array of factors including customer satisfaction, rate of complaint or rate of accident, could subject us to damages such as loss of important customers. Any negative publicity against us or our peers could cause damages to our corporate reputation and changes to the government policies and regulatory environment. If we are unable to promote our brand image and protect our corporate reputation, we may not be able to maintain and grow our customer base, and our business and growth prospects may be adversely affected.

         Failure to comply with PRC laws and regulations by us or our network partners may materially and adversely impact our business, financial condition and results of operations.

        Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Post Bureau and the Ministry of Transportation. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations, and we may fail to fully comply with these regulations. See also "PRC Regulation". For example, the PRC Postal Law indicates that express delivery companies cannot engage in "posting and mail delivery business exclusively operated by postal enterprises." However, PRC law does not provide a definition for "posting and mail delivery business exclusively operated by postal enterprises". If the authorities define such term in the future and if the parcels that we deliver fall into the defined category, we may be considered in violation of such regulation. Certain of our network partners carry out their express delivery services while they are still in the process of obtaining Courier Service Operation Permits, and we may be subject to fines or order of rectification as a result.

        In addition, our network partners have full discretion over their daily operations and make localized decisions with respect to their facilities, vehicles and hiring and pricing strategies. Their operations are regulated by various PRC laws and regulations, including local administrative rulings, orders and policies that are pertinent to their localized express delivery business. For example, local regulations may specify the models or types of vehicles to be used in parcel pickup and delivery services or require the network partners to implement heightened parcel safety screening procedures, which could materially drive up the operating costs and delivery efficiency of the pickup and delivery outlets.

        New laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. If the PRC government promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on our daily operations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. If our network partners are found to be in violation of any applicable law or regulation then in effect, such network partners may be subject to similar penalties or administrative orders and may not be able to continue to deliver satisfactory services or at all. As a result, we may suffer reputational damages due to negative publicity or compromised service quality.

         Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.

        We and our network partners are required to hold a number of licenses and permits in connection with our business operation, including, but not limited to, the Courier Service Operation Permit and Road Transportation Operation Permit.

        Under PRC laws, an enterprise that operates and provides express delivery services must obtain a Courier Service Operation Permit listing out all the regions it and its branches are allowed to operate in. Such enterprise needs to make a filing with the relevant postal authority to update its Courier Service Operation Permit to include any additional regions it plans to expand into. All of our consolidated affiliated entities engaging in the express delivery services have obtained the Courier Service Operation

Permits, which has covered the majority part of China. However, some of our consolidated affiliated entities have not timely made the filing with the relevant postal authority to update its Courier Service Operation Permit with respect to certain regions they currently operate in. Failure to make such filing may subject us to a correction order or fines. In addition, an enterprise engaging in road freight transportation is required to obtain a Road Transportation Operation Permit from the relevant county-level road transportation administrative bureau, while a foreign-invested enterprise (including its subsidiaries) engaging in road freight transportation must obtain the approval from the provincial-level road transportation administrative bureau. Similarly, our network partners also need to obtain necessary licenses and permits to operate express delivery and transportation business. We can provide no assurance that all of our network partners have obtained all of the licenses and permits necessary for their business. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. In addition, companies that apply for the Courier Service Operation Permit are subject to certain service capability requirements, including sufficiency of express delivery personnel. Certain of our consolidated affiliated entities applied for and obtained their Courier Service Operation Permits by applying the express delivery personnel of our network partners as our own. If any of our consolidated affiliated entities are found to have failed to meet the service capability requirements at the time of applying for or during the validity of such permit, such entities may be subject to a fine ranging from RMB10,000 to RMB30,000 and their Courier Service Operation Permits may be revoked.

        After obtaining the Courier Service Operation Permit, an enterprise is further required to maintain its express delivery service operations during the validity of such permit. Where the permit-holder does not operate any express delivery services for a period of time over six months without due grounds after obtaining the Courier Service Operation Permit, or suspends its business for more than six months without authorization, the postal administrative departments may cancel the Courier Service Operation Permit of such holder. As of June 30, 2016, 10 of our consolidated affiliated entities have not been in operation of express delivery service for more than six months. As a result, their Courier Service Operation Permits may be cancelled by the relevant regulatory authorities, although we are currently not aware of any such cancellation or notice of cancellation. If we become subject to such penalty, our business, results of operations, financial condition and prospects could be adversely affected.

        According to the Administrative Provisions for Foreign Investment in the Road Transportation Industry, as amended and supplemented, we may be required to obtain prior approval with respect to the acquisition by Shanghai Zhongtongji Network of certain of its subsidiaries engaging in transportation services. See "Regulation—Regulations Relating to Foreign Investment—Foreign Investment in Road Transportation Businesses". Shanghai Zhongtongji Network acquired these entities without obtaining any prior approval from the relevant governmental authorities. There is currently no regulation prescribing penalties with respect to the lack of such prior approval, and we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities. However, we cannot assure you that the relevant governmental authorities would not require us to obtain the approvals, or take any other actions retrospectively in the future. If the relevant governmental authorities require us to obtain the approvals, we cannot assure you that we will be able to do so in a timely manner or at all. Additionally, we may not be able to renew Road Transportation Operation Permit of the relevant subsidiaries due to the lack of such prior approval.

        New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. If the PRC government considers that we or our network partners were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the authority, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

         Any deficiencies in China's telecommunication and Internet infrastructure could impair the functioning of our technology system and the operation of our business.

        Our business depends on the performance and reliability of the telecommunication and Internet infrastructure in China. The availability and reliability of our website, mobile application, customer service hotline and technology system depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. We have experienced service interruptions in the past due to service interruptions at the underlying external telecommunications service providers, such as the Internet data centers and broadband carriers. Frequent service interruptions could frustrate customers and discourage them from using our services, which could cause us to lose customers and harm our operating results.

         We may not be able to maintain our corporate culture, which has been a key to our success.

        Since our inception, our corporate culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our corporate culture has helped us serve our customers, attract, retain and motivate employees and network partners, and create value for our shareholders. We face a number of challenges that may affect our ability to maintain our corporate culture, including:

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  failure to identify and promote people to leadership positions in our organization who share our culture, values and mission;

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  the increasing number and geographic diversity of our network partners;

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  competitive pressures to move in directions that may divert us from our mission and values;

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  the continued challenges of an ever-changing business environment;

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  the potential pressure from the public markets to focus on short-term results instead of long-term value creation; and

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  the increasing need to develop expertise in new areas of business that affect us.

        If we are not able to maintain our corporate culture or if our culture fails to deliver the long-term results we expect to achieve, our business, financial condition, results of operations and prospects may be materially and adversely affected.

         Our business and results of operations may be materially and adversely affected if we are unable to provide high quality service to network partners and our end customers.

        The success of our business largely depends on our ability to maintain and further enhance our service quality. We provide the network partners—our direct customers—with access to our line-haul transportation and sorting network. Together with our network partners, we provide complete door-to-door express delivery services to our end customers, which consists mainly of e-commerce merchants, and other express delivery service users. If we or our network partners are unable to provide express delivery services in a timely, reliable, safe and secure manner, our reputation and customer loyalty could be negatively affected. If our customer service personnel fail to satisfy individual customer needs and respond effectively to customer complaints, we may lose potential or existing end customers and experience a decrease in customer orders, which could have a material adverse effect on our business, financial condition and results of operations.

         Customer demand is difficult to forecast accurately, and as a result we may be unable to make planning and spending decisions to match customer demand.

        We make planning and spending decisions, including capacity expansion, procurement commitments, personnel needs and other resource requirements based on our estimates of customer demand. The parcel volume we generate from end customers can vary significantly and unexpectedly, reducing our ability to accurately estimate future customer demand. In particular, we may potentially experience capacity and resource shortages in fulfilling customer orders during peak season of e-commerce consumption or following special promotional campaigns on any e-commerce platforms. Failure to meet customer demand in a timely fashion or at all adversely affect our financial condition and results of operations.

         Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

        Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this prospectus. If one or more of our management were unable or unwilling to continue their employment with us, we may not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our management team, in particular in China, where almost all of these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management.

         If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

        We intend to hire and retain additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management and operational personnel with expertise in the express delivery industry, the e-commerce industry or other areas we expand into. Our experienced mid-level managers are instrumental in executing our business plans, implementing our business strategies and supporting our business operations and growth, and we cannot assure you that we will be able to attract or retain these qualified personnel.

         We have made, and may need to continue to make, substantial capital expenditures, and will face risks that are inherent to such investment.

        In order to carry out our strategies and expansion plan, we made significant capital expenditures on acquisition of land use rights, construction of facilities and upgrading of delivery infrastructure in connection with the consolidation and organic growth of our business. We paid an aggregate of approximately RMB790.1 million, RMB1.5 billion (US$225.7 million) and RMB866.6 million (US$130.4 million) in 2014, 2015 and the six months ended June 30, 2016, respectively, for the acquisition of land use rights, fleet procurement, building of sorting facilities and purchase of equipment and other fixed assets. To facilitate our future expansion, including the entry into new sectors such as less-than-truckload business, we may need to continue to make substantial capital expenditures.

        Significant capital expenditures are associated with certain inherent risks. We may not have the resources to fund such investment. Even if we have sufficient funding, assets that best suit our needs may not be available at reasonable prices or at all. For example, land resources may be scarce in an area that best fits our network expansion plan due to local zoning plan or other regulatory controls. In addition, we are likely to incur capital expenditures earlier than all of the anticipated benefits, and the return on these investments may be lower, or may be realized more slowly, than we expected. In addition, the carrying value of the related assets may be subject to impairment, which may adversely affect our financial conditions and operating results. Furthermore, our continued investment in land, construction and delivery infrastructure may put us at a competitive disadvantage against competitors who spend less on these assets but focus more on improving other aspects of their business that are less capital heavy.

         Our results of operations are subject to seasonal fluctuations.

        We experience seasonality in our business, mainly reflecting the seasonality patterns associated with e-commerce in China. For example, our customers generally experience less purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, when e-commerce platforms hold special promotional campaigns, for example, on November 11 and December 12 each year, we typically observe peaks of parcel volume following these campaigns. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, our results of operations and the trading price of our ADSs may fluctuate from time to time due to seasonality.

         Fluctuations in the price or availability of fuel may adversely affect our results of operations.

        The availability and price of fuel are subject to political, economic, and market factors that are outside of our control. Despite the recent decline in fuel prices, there is a risk that fuel prices could rise significantly in future periods. In the event of significant fuel prices rise, our transportation expenses may rise and our gross profits may decrease if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers in the form of service surcharges.

         We may not be able to obtain additional capital when desired, on favorable terms or at all.

        We anticipate that the net proceeds we receive from this offering, together with our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in equipment, land, facilities and technological systems to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we cannot raise required capital when needed, we may be unable to meet the demands of existing and prospective customers, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

         Our business and results of operations may be adversely affected if we are unable to integrate the businesses and assets we have acquired.

        We have consolidated the businesses of certain of our network partners through asset purchase and/or equity purchase in the past three years, and we may continue to do so in the future. We may not be able to successfully integrate the business and assets we have acquired. We may not be able to provide timely and effective training to former employees of the acquired network partners after they become our employees. As a result, our business and results of operations may be adversely affected.

         A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

        The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The PRC economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Moreover, the United Nations population projections (2015) project a slowdown in increase in Chinese population from 2015 to 2030 and a decrease in its population thereafter with the percentage of population over 60 predicted to more than double from 2015 to 2050. In the absence of substantial increase in per capita productivity, this projected change in Chinese demographics can result in decrease in overall productivity and growth rates of the Chinese economy. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

         We have limited insurance coverage which could expose us to significant costs and business disruption.

        We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased compulsory motor vehicle liability insurance and commercial insurance such as automobile third-party liability insurance, vehicle loss insurance and driver/passenger liability insurance. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We are not legally required to maintain insurance for parcel shipment. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

         We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

        We rely on certain key operating metrics, such as parcel volume and unit cost per parcel, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that has not been independently verified. For example, our parcel volume data is derived based on the number of parcels collected by our network partners using our waybills. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

         Failure to protect confidential information of our end customers or consumers could damage our reputation and substantially harm our business and results of operations.

        We have access to a large amount of confidential information in our day-to-day operations. Each waybill contains the names, addresses, phone numbers and other contact information of the sender and recipient of a parcel. The content of the parcel may also constitute or reveal confidential information. The proper use and protection of confidential information is essential to maintaining customer trust and confidence in us.

        Our technology system also processes and stores a significant amount of confidential information and data for the proper functioning of our network. Security breaches and hackings to our system might result in a compromise to the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining the confidential information. Such individuals or entities may further engage in various other illegal activities using such information. On the other hand, as each parcel moves through our network from pickup to delivery, a large number of personnel handle the parcel and have access to the relevant confidential information. Some of them may misappropriate the confidential information, although we have adopted security policies and measures. Most of the delivery and pickup personnel are not our employees, which makes it more difficult for us to implement sufficient and effective control over them.

        Practices regarding the collection, use, storage, transmission and security of personal information have recently come under increased public scrutiny. In the future, the PRC government may adopt new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information. Compliance with such new laws and regulations could affect how we collect, store and process the information and require significant capital and other resources.

        Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations could cause our customers to lose trust in us. Any perception that the privacy of information is unsafe or vulnerable when using our services, could damage our reputation and substantially harm our business.

         We may fail to successfully make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

        We may pursue selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further expand our service offerings and improve our technology system.

        Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

        To consolidate and optimize our delivery capacity in key geographic areas within China, in 2014 and 2015, we acquired substantially all of the assets from eight and 16 delivery companies, respectively. We acquired 60% equity interest in a network partner in January 2014, which was accounted for as equity method investment. In January 2016, we acquired the remaining minority equity interest in this network partner. We have recorded goodwill as a result of these acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. No impairment charge was recognized for the years ended December 31, 2014, 2015 and for the six months ended June 30, 2016.

        In addition, we may consider entering into strategic acquisition of other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

         Our business is subject to the risks associated with international expansion initiatives.

        Our current operations are almost exclusively in China, but we also offer express deliveries in other key overseas markets. We intend to continue to explore and enter into other international expansion initiatives in the future. These initiatives involve countries we have limited experience with, and subject us to various risks, including changes in economic and political conditions in those countries, changes in compliance with international laws and regulations, changes in tariffs, trade restrictions, trade agreements and taxations, and difficulties in managing or overseeing operations outside China. The occurrence or consequences of any of these risks may restrict our ability to operate in the affected country and/or decrease our profitability of our operations in that country. We will also be exposed to increased risk of loss from foreign currency fluctuation and exchange controls as well as longer accounts receivable payment cycles. We also may not alter our business practices in time to avoid or reduce adverse effects from any of the foregoing risks.

         We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

        We regard our trademarks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements and license agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

         Our business and reputation may be harmed by unethical or anticompetitive business conducts within or in connection with our network.

        There have been and may continue to be unethical or anticompetitive conducts within or in connection with our network, such as those with respect to the procurement of resources and the pricing of delivery service charges. Although we have adopted protocols and disciplinary measures governing business conduct of our employees and our customers, there can be no assurance that such measures are sufficient to prevent and deter them or their personnel from acting unethically. Such conduct may include mishandling of funds or unlawful kick-backs during our raw material or equipment procurements. We are also aware of certain e-commerce merchants initiating unsubstantiated brushing orders, such as parcels with valueless content, to themselves or their designated parties with the intent to generate inflated consumer shopping records and consumer reviews and create perceived popularity among online consumers. These brushing orders do not directly impact our revenues as our network partners generally are able to collect service charges from these merchants, who pay for the delivery of the scalping parcels. Although we implement parcel screening procedures throughout our network, it is extremely difficult for us and our network partners to distinguish the scalping orders from the ones that are with a genuine purpose. We may be subject to heightened compliance costs or even loss of business due to reduced e-commerce business volume if the PRC government cracks down on these unethical practices. We also have little control over third parties involved in unethical or anticompetitive business conducts targeted at or in connection with our network. For example, we cannot assure you that we will not be subject to third-party sabotage or allegations that are targeted at or relevant to us or our network partners. We may incur substantial monetary losses and suffer reputational damage due to these conducts. We may even incur significant liabilities and penalties arising from unethical conducts. We may also be required to allocate significant resources and incur material expenses to prevent unethical or anticompetitive conducts.

         Our senior management has limited experience managing a public company, and regulatory compliance may divert their attention from the day-to-day management of our business.

        Our senior management has limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Obligations associated with being a public company will require substantial attention from our senior management and partially divert their attention away from the day-to-day management of our business, which could adversely impact our operations.

         If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2015, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of December 31, 2015, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

        The material weakness identified relates to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. The significant deficiency identified relates to the lack of formal risk assessment process and internal control framework. We have implemented and are continuing to implement a number of measures to address the material weakness and the deficiencies that have been identified. For details, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

        Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2017. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

         The title defects with respect to or encumbrances on certain land and buildings may cause interruptions to our business operations.

        We have not obtained land use rights with respect to three land parcels currently used by us, including approximately 33,333 square meters of the land we currently use for our headquarters in Shanghai, and we have not obtained ownership with respect to 49 buildings currently used by us, including 33 buildings used as sorting facilities and 16 buildings used for general and administrative purposes. We are in the process of applying for the registration of the land use right and property ownership. We expect to complete the registration of the land use rights of two parcels of land and ownership of 44 of those buildings by December 2017. We are currently unable to estimate the length of time required to register the land use rights of the remaining one land parcel and the ownership of the five buildings thereon, which are used as part of our corporate headquarters in Shanghai due to the lack of clarity in the local authority's relevant policies. We have, however, obtained the land use right of an adjacent land parcel and have started to construct new buildings thereon, which can, upon their completion, replace those five office buildings when necessary. We have not received any adverse decisions from relevant government authorities relating to those 49 buildings as of the date of this prospectus. However, until we obtain use or ownership rights to such land and buildings, we could be compelled to return the land to relevant government authority while the buildings located on such land could be confiscated or demolished. In addition, a fine up to RMB30 per square meter may be imposed on us. Moreover, certain land use rights and the buildings we own in Shanghai and Suzhou have been mortgaged to banks as collateral for our outstanding loans. In the event that the mortgage holder forecloses on the mortgage and transfers the property to a third party, we may be forced to relocate these facilities. This could disrupt our operations and result in additional costs, which could adversely affect our business, financial condition and results of operations.

         Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

        As of the date of this prospectus, approximately 69% of the lessors of our leased sorting hubs and offices have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property ownership certificates or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

        Furthermore, some of our leased properties do not have title certificates, which means the owner or lessor of such property may not have the full right to lease such property to us. For example, certain properties we lease in Beijing for our sorting hub and office does not have a title certificate due to lack of approval obtained during its construction and the owner of such property had received notice from government authorities indicating that the construction was illegal. Although relevant authorities have not mandated the owner to dismantle the property, our use of the leased property may be affected in the future. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate from the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We are currently using our best efforts to find an alternative location in Beijing, including purchasing a new piece of land, to mitigate the risk arising from such title deficiency. However, we can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

         Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

        We lease properties for our offices and sorting hubs. Some of our network partners lease properties for their pickup and delivery outlets. We and our network partners may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

         Our failure to comply with regulations on commercial franchising may result in penalties to us.

        Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in December 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the relevant regulations, we are required to file our cooperation arrangements with network partners with the Ministry of Commerce or its local counterparts, but we have not made such filings. As of the date of this prospectus, we have not received any order from any governmental authorities to make such filing. If relevant authorities determine that we have failed to report franchising activities in accordance with the regulations, we may be subject to fines ranging from RMB10,000 to RMB50,000 and if we fail to comply within the rectification period determined by the competent governmental authority, we may be subject to an additional fine ranging from RMB50,000 to RMB100,000 and the relevant authority may issue a public reprimand.

         Economic sanctions and anti-corruption laws imposed by the United States and other jurisdictions may expose us to potential compliance risks.

        Sanctions laws prohibit business in or with certain countries or governments, and with certain persons or entities that have been sanctioned by the United States or other governments and international or regional organizations, such as the United Nations Security Council. Although our primary market is China, we intend to expand our international business, which may increase our exposure to international sanctions. For example, we have limited control over the activities of our international business partners and investees, which may provide delivery services into jurisdictions that are subject to sanctions. In addition, we intend to begin providing delivery services between the United States and China through our U.S. affiliate. Any U.S. affiliate and any U.S. person employees will be subject to all U.S. economic sanctions requirements. We currently do not maintain internal controls for compliance with applicable economic sanctions, and we cannot ensure that we do not inadvertently do business with sanctioned parties or provide delivery services for products for higher-risk or prohibited end-uses. We also cannot predict with certainty the interpretation or implementation of any sanction laws or policies. While we do not believe that we are in violation of any applicable sanctions or that any of our activities are currently sanctionable under applicable laws, some of our activities or the activities of our affiliates could be exposed to penalties under these laws. Any alleged violations of sanctions could adversely affect our reputation, business, results of operations and financial condition. Also, we may be subject to Foreign Corrupt Practices Act and Chinese and other anti-corruption laws. Our activities in China create the risk of unauthorized payments or offers of payments by employees, consultants, agents or other business partners of our company and its affiliates. We may also be held liable under successor liability for violations committed by companies in which we invest or that we acquire.

         We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

        Our business could be adversely affected by severe weather conditions and natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1), H7N9 or another epidemic. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

Risks Related to Our Corporate Structure

         If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services. According to the Guidance Catalogue of Industries for Foreign Investment (most recently revised in 2015), foreign investment is prohibited in the establishment of any postal enterprise and in domestic mail delivery services. Postal enterprises refer to the China Post Group and its wholly-owned enterprises or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances, savings and issuance of stamps and production and sale of philatelic products.

        We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to operate domestic mail delivery services in China. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through ZTO Express, our consolidated affiliated entity, and its subsidiaries. Shanghai Zhongtongji Network, our wholly-owned subsidiary in China, has entered into a series of contractual arrangements with ZTO Express and its 43 shareholders, which enable us to (1) exercise effective control over ZTO Express, (2) receive substantially all of the economic benefits of ZTO Express, and (3) have an exclusive option to purchase all or part of the equity interests and assets in ZTO Express when and to the extent permitted by PRC law. Because of these contractual arrangements, we have control over and are the primary beneficiary of ZTO Express and hence consolidate its financial results as our variable interest entity under U.S. GAAP.

        If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail, or if the PRC government otherwise finds that we, ZTO Express, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation:

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  revoking the business licenses and/or operating licenses of such entities;

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  discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and consolidated affiliated entities;

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  imposing fines, confiscating the income from our PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entity and deregistering the equity pledges of our variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entity; or

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

        Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our variable interest entity that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our variable interest entity, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

         We rely on contractual arrangements with our variable interest entity and its shareholders for a substantial portion of our business operations, which may not be as effective as direct ownership in providing operational control.

        We have relied and expect to continue to rely on contractual arrangements with ZTO Express and its shareholders to operate domestic express delivery services, including delivery of mail. For a description of these contractual arrangements, see "Corporate History and Structure." These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. For example, our variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.

        If we had direct ownership of ZTO Express, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of ZTO Express, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our variable interest entity and its shareholders of their obligations under the contracts to exercise control over our variable interest entity. The shareholders of our consolidated variable interest entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our variable interest entity. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

         Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

        If our variable interest entity or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of ZTO Express refuse to transfer their equity interest in ZTO Express to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Due to the significant number of shareholders in ZTO Express, we may not be able to obtain consent and cooperation from all the shareholders in further actions with respect to ZTO Express, such as the transferring the shareholders' respective equity interests in ZTO Express to our designee. In addition, if any third parties claim any interest in such shareholders' equity interests in ZTO Express, our ability to exercise shareholders' rights or foreclose the share pledge according to the contractual arrangements may be impaired. For example, even though we have obtained spousal consents from spouses of our six key shareholders of ZTO Express, who collectively hold 73.8% of the equity interests in ZTO Express, we have not required spousal consents to be entered into by the rest of the shareholders of our variable interest entity. With respect to those shareholders, we cannot assure you that our WFOE will be able to exercise or enforce its rights in full under our contractual arrangements in the event of a dispute between the shareholder and his or her spouse. If these or other disputes between the shareholders of our variable interest entity and third parties were to impair our control over ZTO Express, our ability to consolidate the financial results of our variable interest entity would be affected, which would in turn result in material adverse effect on our business, operations and financial condition. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entity, and our ability to conduct our business may be negatively affected.

         The shareholders of our variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        The shareholders of ZTO Express may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entity to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entity, which would have a material and adverse effect on our ability to effectively control our variable interest entity and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with ZTO Express to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

         Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of ZTO Express in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by ZTO Express for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries' tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on ZTO Express for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entity's tax liabilities increase or if it is required to pay late payment fees and other penalties.

         We may lose the ability to use and benefit from assets held by our consolidated affiliated entities that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        As part of our contractual arrangements with ZTO Express, our consolidated affiliated entities hold certain assets that are material to the operation of certain portion of our business, including sorting hub premises and sorting equipment. If ZTO Express goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, ZTO Express may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If ZTO Express undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

         Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

        Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

         Uncertainties with respect to the PRC legal system could adversely affect us.

        The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

        Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

         We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

        We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our subsidiaries' ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our variable interest entity is required to set aside at least

10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

         PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as approved by the MOFCOM or its local branches. Any medium or long term loan to be provided by us to our variable interest entity must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from this offering within the business scopes of our PRC subsidiaries. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. SAFE Circular 19 may significantly limit our ability to transfer to and use in China the net proceeds from this offering, which may adversely affect our business, financial condition and results of operations.

         PRC regulation of loans by offshore holding companies to PRC entities and governmental control of currency conversion may limit our ability to fund the operations of our consolidated variable interest entity.

        Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from this offering to extend loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in domestic express delivery services of mail. In addition, due to the restrictions on a foreign-invested enterprise's use of Renminbi converted from foreign-currency registered capital under PRC regulations, including but not limited to SAFE Circular 19, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide loans to our variable interest entity. We currently do not plan to use the proceeds from this offering to fund the operations of ZTO Express, our variable interest entity. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans through financial institutions to our variable interest entity. We will assess the working capital requirements of our variable interest entity on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our variable interest entity.

         Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

         Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

         Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

        Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

         PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        In July 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

        Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

        All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 in March 2015. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries' ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

        Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

         Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas, publicly-listed company may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange

Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "PRC Regulation—Regulations Relating to Employee Stock Incentive Plan."

        The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See "PRC Regulation—Regulations Relating to Employee Stock Incentive Plan."

         If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders or ADS holders.

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a "resident enterprise" and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe that ZTO Express (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes. See "PRC Regulation—Regulations Relating to Tax—Enterprise Income Tax." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that ZTO Express (Cayman) Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of ZTO Express (Cayman) Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ZTO Express (Cayman) Inc. is treated as a PRC resident enterprise.

         Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavourable tax consequences to us.

        The Ministry of Finance and the SAT promulgated the Circular on the Inclusion of the Railway Transportation Industry and Postal Service Industry in the Pilot Collection of Value-added Tax to Replace Business Tax, or Circular 106. Pursuant to Circular 106, starting from January 1, 2014, a VAT rate of 6% applies to revenue derived from the provision of express delivery services, and a VAT rate of 11% applies to revenue derived from provision of transportation services, which is higher than the previously applicable 5% and 3% business tax rate. In 2016, the Ministry of Finance and the SAT promulgated the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36. Circular 36 took effect as of May 1, 2016 and superseded Circular 106 on the same date. Circular 36 expanded the application of VAT in replacement business tax to enterprises engaging in the building industry, the real estate industry, the financial industry and the life service industry on a nationwide basis. According to Circular 36, the VAT rates applicable to revenue derived from the provision of express delivery services and revenue derived from provision of transportation services remain the same (6% and 11% respectively) as those under Circular 106. Although a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided, our effective tax rate could be higher. The replacement of the business tax with a VAT on our services could result in unfavorable tax consequences to us. See "PRC Regulation—PRC Value-Added Tax".

         We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

        On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT

Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

         We may be required to register our operating offices outside of our residence addresses as branch offices under PRC law.

        Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. We operate 68 sorting hubs across China as of June 30, 2016. We registered branch offices in all of the 68 cities where we have sorting hubs as of the date of this prospectus. However, we may expand our delivery network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be adversely affected.

         Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. Although we have recorded accruals for estimated underpaid amounts in our financial statements, we may be subject to fines and penalties for our failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. We have not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the financial statements. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

        In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as "dispatched workers". For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated on March 1, 2014, the number of dispatched workers hired by an employer may not exceed 10% of the total number of its employees. As of June 30, 2016, the number of dispatched workers in two of the subsidiaries of our variable interest entity and one of the subsidiaries of Shanghai Zhongtongji Network exceeded 10% of the total number of their employees. While we expect to formulate and implement a plan and reduce the percentage of dispatched workers to below 10%, we cannot assure you that we will be able to find replacement for dispatched workers on a timely basis or without incurring increasing labor and administrative costs. In addition, since the application and interpretation of the amended PRC Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you the type of work that our dispatched workers perform will be deemed as temporary, auxiliary or substitute work under the PRC Labor Contract Law. If we fail to reduce and keep the number of our dispatched workers to below 10% or if we are found to be in violation of any other requirements under the amended Labor Contract Law or the Interim Provisions on Labor Dispatch, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the dispatched workers. If we fail to comply within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker.

         The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

        Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors' audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors' audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

         Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        Starting in 2011 the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs and This Offering

         An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        We expect to list our ADSs on the New York Stock Exchange. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

         The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

  •
  variations in our revenues, earnings and cash flow;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new offerings, solutions and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our services or our industry;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

  •
  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

         Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        Immediately prior to the completion of this offering and subject to the approval of our existing shareholders, we expect to create a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share based on our proposed dual-class share structure. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

        Immediately prior to the completion of this offering and subject to the approval of our existing shareholders, 206,100,000 ordinary shares held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai, will be redesignated as Class B ordinary shares. Mr. Meisong Lai, who beneficially owns 32.6% of the aggregate voting power of our company as of the date of this prospectus, will beneficially own approximately            % of the aggregate voting power of our company immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See "Principal Shareholders." As a result of the dual-class share structure and the concentration of ownership, Mr. Meisong Lai will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

         Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

        As of the date of this prospectus, our directors and executive officers collectively own an aggregate of 58.9% of our outstanding share capital on a fully-converted basis. Upon the completion of this offering, they will collectively own an aggregate of            % of our outstanding ordinary shares, representing            % of the total voting power of our outstanding ordinary shares immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

        They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors'

perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see "Principal Shareholders."

         We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

        We adopted the 2016 Share Incentive Plan in June 2016 for the purpose of granting share based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As approved by our board of directors, the 2016 Share Incentive Plan was amended and restated in August 2016. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2016 Share Incentive Plan (as amended and restated), or the 2016 Plan, we are authorized to grant options, restricted shares and other types of awards the administrator of the 2016 Plan decides. Under the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2016 Plan commencing with the fiscal year beginning January 1, 2017, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares; or (iii) such number of shares as may be determined by our board of directors. As of the date of this prospectus, options to purchase 300,000 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. In June 2016, we also established an employee share holding platform to allow our employees in the PRC to receive share incentives. We issued 16,000,000 ordinary shares to the holding vehicle of this platform to establish a reserve pool for future grants of share incentives. As of the date of this prospectus, we have awarded certain rights associated with 4,558,164 ordinary shares through this platform as share incentives. We account for shared-based compensation for these share incentive awards using a fair value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. We will incur additional share based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

         If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

         The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements.

There will be            ADSs (equivalent to            Class A ordinary shares) outstanding immediately after this offering, or            ADSs (equivalent to             Class A ordinary shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, we, our directors and officers and our existing shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

         Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

         We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

         The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

        The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Our PRC counsel, Zhong Lun Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on            because (i) our wholly foreign-owned PRC subsidiaries were established by foreign direct investment, rather than through a merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are the beneficial owners of the Company, and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

        However, as a principle under PRC Securities Law, which was adopted in 2014 by the Standing Committee of the National People's Congress, any direct or indirect issuance of securities abroad by domestic companies, or listing and trading of securities abroad by such companies, is subject to approval by CSRC. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

         Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

        We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. For example, such provisions include a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by our founder. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

         You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision)

of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we [plan to rely on home country practice in lieu of                , and] do not plan to rely on home country practice with respect to any [other] corporate governance matter. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

         Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

         The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

        As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least           days' prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

         You may experience dilution of your holdings due to inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

         You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

         We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

        Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of                . Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

         We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

         We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and                , impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

         There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of "passive" income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

        If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in "Taxation—United States Federal Income Tax Considerations") holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our goals and strategies;

  •
  our future business development, financial conditions and results of operations;

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  the expected growth of the express delivery industry in China;

  •
  our expectations regarding demand for and market acceptance of our services;

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  our expectations regarding our relationships with network partners, direct and end customers, suppliers and our other stakeholders;

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  competition in our industry; and

  •
  relevant government policies and regulations relating to our industry.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online shopping industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the e-commerce industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$          , or approximately US$          if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$          per ADS, the mid-point of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$          per ADS would increase (decrease) the net proceeds to us from this offering by US$          , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  •
  US$            for land acquisition, facilities construction and equipment purchase to expand our sorting capacity;

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  US$            for the purchase of additional trucks to strengthen our line-haul transportation capabilities; and

  •
  US$            for general corporate purposes, including the investment in our information technology system and potential strategic transactions.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree."

        Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our variable interest entity only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

 DIVIDEND POLICY

        Our board of directors has complete discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations on Dividend Distribution."

        If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2016:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (i) the redesignation of 206,100,000 ordinary shares held by Zto Lms Holding Limited into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (iii) the automatic conversion and the redesignation of all of our issued and outstanding preferred shares on a one-for-one basis into Class A ordinary shares immediately upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (i) the redesignation of 206,100,000 ordinary shares held by Zto Lms Holding Limited into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion and the redesignation of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering, and (iv) the sale of             Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of             US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2016
	Actual		Pro Forma		Pro Forma As Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except for share and per share data)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 30,079,918 shares authorized, issued and outstanding(1) on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	2,056,578	309,450	—	—
Shareholders' equity:
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized):
Ordinary Shares—629,226,522 shares issued and 618,384,686 shares outstanding(2) on an actual basis	402	60	—	—
Class A ordinary shares—453,206,440 shares issued and 442,364,604 shares outstanding(2) on a pro forma basis and shares issued and outstanding(2) on a pro forma as adjusted basis	—	—	288	43
Class B ordinary shares—206,100,000 shares issued and outstanding on a pro forma basis and on a pro forma as adjusted basis	—	—	134	20
Additional paid-in capital(3)	4,618,575	694,951	6,675,133	1,004,398
Retained earnings	2,276,291	342,511	2,276,291	342,511
Accumulated other comprehensive income	12,080	1,818	12,080	1,818

ZTO Express (Cayman) Inc. shareholders' equity(3)	6,907,348	1,039,340	8,963,926	1,348,790
Noncontrolling interests	10,006	1,506	10,006	1,506

Total mezzanine equity and shareholders' equity(3)	8,973,932	1,350,296	8,973,932	1,350,296

(1)
In August and December 2015, we issued an aggregate of 30,079,918 series A preferred shares at a per share price of US$9.97 to a group of unrelated third-party investors for a total consideration of US$300 million.

(2)
We issued 16,000,000 ordinary shares to Zto Es Holding Limited for purpose of establishing our employee share holding platform in June 2016. As of the date of this prospectus, rights associated with 4,558,164 of those shares have been granted to certain of our employees as share incentives and rights associated with 600,000 of those shares have been granted to a network partner in Suzhou as part of the acquisition consideration for the remaining 40% equity interest in that network partner. Zto Es Holding Limited has waived all shareholder rights attached to the remaining 10,841,836 ordinary shares. Those 10,841,836 ordinary shares are excluded from the number of our outstanding ordinary shares in our capitalization table. See "Management—Compensation of Directors and Officers—Employee Share Holding Platform."

(3)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total ZTO shareholders' equity, total equity and total capitalization by US$            .

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of June 30, 2016 was approximately US$            , or US$            per ordinary share as of that date and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

        Without taking into account any other changes in net tangible book value after June 30, 2016, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2016 would have been US$            , or US$             per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of June 30, 2016	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

        A US$1.00 increase (decrease) in the assumed public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma as adjusted basis as of June 30, 2016, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary Share
Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are                 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$                per share, and there are                ordinary shares available for future issuance upon the exercise of future grants under our 2016 Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

 EXCHANGE RATE INFORMATION

        Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6459 to US$1.00, the noon buying rate on June 30, 2016 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On September 23, 2016, the rate was RMB6.6690 to US$1.00.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016
March	6.4480	6.5027	6.5500	6.4480
April	6.4738	6.4754	6.5004	6.4571
May	6.5798	6.5259	6.5798	6.4738
June	6.6459	6.5892	6.6481	6.5590
July	6.6371	6.6783	6.7013	6.6371
August	6.6776	6.6466	6.6778	6.6239
September (through September 23)	6.6690	6.6700	6.6788	6.6600

Source: Federal Reserve Statistical Release

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed                        , located at                        as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        We have been informed by Maples and Calder that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by Maples and Calder that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a net revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of the Cayman Islands under the common law doctrine of obligation. This type of action should be successful upon proof that the sum of money is due and payable, without having to prove the facts supporting the underlying judgment, as long as:

  •
  the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands; and

  •
  the judgment was not contrary to public policy in the Cayman Islands, was not obtained by fraud or in proceedings contrary to the natural justice of the Cayman Islands, and was not based on an error in Cayman Islands law.

        A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

        Zhong Lun Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. The PRC does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties' express mutual agreement in contracts choosing PRC courts for dispute resolution if (a) the contract is signed and/or performed within the PRC, (b) the subject of the action is located within the PRC, (c) the company (as defendant) has seizable properties within the PRC, (d) the company has a representative organization within the PRC, or (e) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

        In addition, it will be difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

 CORPORATE HISTORY AND STRUCTURE

        We commenced our express delivery service business through Shanghai Zhongtongji Express Service Co., Ltd., or Shanghai Zhongtongji, in Shanghai, China in January 2009. Prior to 2014, we operated express delivery services in Shanghai, Anhui Province, Jiangsu Province and Zhejiang Province through Shanghai Zhongtongji, which authorized and cooperated with third-party business partners to operate ZTO-branded express delivery services elsewhere in China.

        In January 2013, the shareholders who separately owned Shanghai Zhongtongji and 15 network partners located in the cities and provinces mentioned above, established ZTO Express, as the holding company to hold the businesses of Shanghai Zhongtongji and the 15 network partners.

        In January 2014, ZTO Express acquired businesses and assets of Shanghai Zhongtongji and eight network partners that were wholly-owned by some of the shareholders who formed ZTO Express.

        In October 2015, ZTO Express and its wholly-owned subsidiaries acquired express delivery businesses from 16 network partners and their respective shareholders in exchange for equity interest in ZTO Express (Cayman) Inc. and cash.

        In April 2015, ZTO Express (Cayman) Inc. was incorporated under the laws of the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Upon its incorporation, ZTO Express (Cayman) Inc. issued 600,000,000 ordinary shares to the BVI holding vehicles of the then shareholders of ZTO Express, in proportion to these shareholders' then respective share percentage in ZTO Express. ZTO Express (Cayman) Inc. established ZTO Express Limited in British Virgin Islands as its wholly-owned subsidiary in April 2015. ZTO Express Limited subsequently established ZTO Express (Hong Kong) Limited as its wholly-owned subsidiary in May 2015.

        In July 2015, ZTO Express (Hong Kong) Limited established a wholly-owned PRC subsidiary, Shanghai Zhongtongji Network Technology Co., Ltd., or Shanghai Zhongtongji Network. Due to the PRC legal restrictions on foreign ownership in companies that provide mail delivery services in China, we carry out our express delivery business through ZTO Express, a domestic PRC company, equity interests in which are held by PRC citizens and companies established in China. Shanghai Zhongtongji Network entered into a series of contractual arrangements, including an exclusive call option agreement, an equity pledge agreement, a voting rights proxy agreement, as described in more detail below, irrevocable powers of attorney and an exclusive consulting and services agreement, with ZTO Express and its shareholders, and obtained spousal consent letters by the spouses of six key shareholders of ZTO Express. These shareholders are Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang and Xuebing Shang, collectively holding 73.8% of equity interest in ZTO Express.

        These contractual arrangements allow us to:

  •
  exercise effective control over ZTO Express via control over the voting rights of the shareholders of ZTO Express;

  •
  receive substantially all of the economic benefits of ZTO Express; and

  •
  have an exclusive option to purchase all or part of the equity interests and assets in ZTO Express when and to the extent permitted by PRC law.

        As a result of these contractual arrangements, we have effective control over, and are regarded as the primary beneficiary of, ZTO Express. ZTO Express is therefore our consolidated variable interest entity, or consolidated VIE, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and are the primary beneficiary of, that entity. We treat ZTO Express and its subsidiaries as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with

U.S. GAAP. However, those contractual arrangements may not be as effective in providing operational control as direct ownership. See "Risk Factors—Risks Related to Our Corporate Structure" and "Risk Factors—Risks Related to Doing Business in China."

        The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIE, and the VIE's principal subsidiaries, as of the date of this prospectus:

(1)
Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang, Jianying Teng, Xuebin Shang, Baixi Lan and Jianchang Lai are beneficial owners of the shares of ZTO Express (Cayman) Inc. and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu and Baixi Lan are also directors of our company. Beijing Sequoia Xinyuan Equity Investment Centre (L.P.) and Tianjin Sequoia Juye Equity Investment Centre (L.P.) hold 4.00% and 2.00% of the equity interest in ZTO Express, respectively. The remaining 12.72% equity interest in ZTO Express are held by 32 other shareholders who are also beneficial owners of the shares of ZTO Express (Cayman) Inc. None of these 32 shareholders hold more than 3.00% of the equity interest in ZTO Express.

        The following is a summary of the currently effective contractual arrangements by and among Shanghai Zhongtongji Network, our wholly-owned subsidiary, ZTO Express, our consolidated affiliated entity, and the shareholders of ZTO Express.

Agreements that provide us effective control over ZTO Express

        Voting Rights Proxy Agreement.    On August 18, 2015, ZTO Express and the shareholders of ZTO Express entered into a voting rights proxy agreement with Shanghai Zhongtongji Network. Pursuant to the voting rights proxy agreement, each of the shareholders of ZTO Express irrevocably appointed Meisong Lai, Shanghai Zhongtongji Network's designated person, as their attorney-in-fact to exercise all shareholder rights, including, but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder's rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers; and (iv) exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong Lai both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive call option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong Lai. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing. The authorization and appointment above is premised on Shanghai Zhongtongji Network's designated person being a PRC citizen and Shanghai Zhongtongji Network's consent of such authorization and appointment. If and only if Shanghai Zhongtongji Network sends a written notice to the shareholders of ZTO Express to replace its designated person, the shareholders of ZTO Express shall promptly appoint the replaced designated person as their new attorney-in-fact under their power of attorney. Otherwise, the authorization and appointment by the shareholders of ZTO Express's shall not be revoked.

        Equity Pledge Agreement.    On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an equity pledge agreement. Pursuant to the equity pledge agreement, each of the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to guarantee their and ZTO Express's performance of their obligations under the contractual arrangements, including the exclusive consulting and services agreement, its related agreements and the equity pledge agreement. If ZTO Express or its shareholders breach their contractual obligations under these agreements, Shanghai Zhongtongji Network, as pledgee, will have the right to dispose of the pledged equity interests in ZTO Express and priority in receiving the proceeds from such disposal. The shareholders of ZTO Express also agreed that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, Shanghai Zhongtongji Network has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges became effective in September 2015, which is when the pledge of equity interests contemplated in the equity pledge agreement were registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law, and will remain effective until ZTO Express and its shareholders completed all their obligations under the contractual arrangements or discharge all their obligations under the contractual arrangements.

        Exclusive Call Option Agreement.    On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an exclusive call option agreement. Pursuant to the exclusive call option agreement, each of the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders' equity interests in ZTO Express. The purchase price shall be the lower of (i) the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or (ii) the lowest price permitted by applicable PRC law. In addition, ZTO Express granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person, to purchase, at its discretion, to the extent permitted under PRC law, all or part of ZTO Express's assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Shanghai Zhongtongji Network, the shareholders of ZTO Express may not increase or decrease the registered capital, dispose of its material assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, amend its articles of association or provide any loans to any third parties, and shall guarantee the continuance of ZTO Express. The exclusive call option agreement will remain effective until all equity interests in ZTO Express held by its shareholders and all assets of ZTO Express are transferred or assigned to Shanghai Zhongtongji Network or its designated representatives.

        Irrevocable Powers of Attorney.    Pursuant to the powers of attorney dated August 18, 2015, the shareholders of ZTO Express each irrevocably appointed Shanghai Zhongtongji Network's designated person, Meisong Lai, as the attorney-in-fact to exercise all of such shareholder's voting and related rights with respect to such shareholder's equity interests in ZTO Express, including but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder's rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers; and (iv) exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong Lai both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive purchase option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong Lai. Each power of attorney will remain in force until the voting rights proxy agreement expires or is terminated.

        Spousal Consents.    Each of the spouses of six key shareholders of ZTO Express, namely Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang and Xuebing Shang, signed a spousal consent letter. These six key shareholders collectively hold 73.8% equity interest in ZTO Express. Under the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned exclusive call option agreement, voting right proxy agreement, irrevocable powers of attorney, equity pledge agreement and the exclusive consulting and services agreement, and has read and understood the contractual arrangements. Each signing spouse committed not to impose any adverse assertions upon the validity and existence of such contractual arrangement based on the existence or termination of the marital relationship with the relevant VIE shareholder, or exert any impediment or adverse influence over the relevant VIE shareholder's performance of any contractual arrangement.

Agreement that allows us to receive economic benefits from ZTO Express

        Exclusive Consulting and Services Agreement.    Under the exclusive consulting and services agreement between Shanghai Zhongtongji Network and ZTO Express, dated August 18, 2015, Shanghai Zhongtongji Network has the exclusive right to provide ZTO Express with the technical support and consulting services required by ZTO Express's business. Shanghai Zhongtongji Network owns the exclusive intellectual property rights created as a result of the performance of this agreement. ZTO Express agrees to pay Shanghai Zhongtongji Network an annual service fee, at an amount that is agreed by Shanghai Zhongtongji Network and ZTO Express after the end of each calendar year. This agreement will remain effective for an unlimited term, unless Shanghai Zhongtongji Network and ZTO Express mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. ZTO Express is not permitted to unilaterally terminate the agreement in any event unless required by applicable law.

        In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

  •
  the ownership structures of ZTO Express and Shanghai Zhongtongji Network, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among Shanghai Zhongtongji Network, ZTO Express and its shareholders governed by PRC law both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

        However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for operating our express delivery business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations" and "Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated comprehensive income data for the years ended December 31, 2014 and 2015, selected consolidated balance sheet data as of December 31, 2014 and 2015 and selected consolidated cash flow data for the years ended December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated comprehensive income data for the six months ended June 30, 2015 and 2016 and the selected consolidated balance sheet data as of June 30, 2016 and cash flow data for the six months ended June 30, 2015 and 2016 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Comprehensive Income Data:
Revenues	3,903,572	6,086,455	915,821	2,486,060	4,245,177	638,766
Cost of revenues	(2,770,530)	(3,998,737)	(601,685)	(1,671,279)	(2,815,910)	(423,706)

Gross profit	1,133,042	2,087,718	314,136	814,781	1,429,267	215,060
Operating income (expenses):
Selling, general and administrative	(534,537)	(591,738)	(89,038)	(249,183)	(380,728)	(57,287)
Other operating income, net	1,796	33,249	5,003	14,293	8,023	1,207

Total operating expenses	(532,741)	(558,489)	(84,035)	(234,890)	(372,705)	(56,080)

Income from operations	600,301	1,529,229	230,101	579,891	1,056,562	158,980
Other income (expenses):
Interest income	3,408	15,091	2,271	3,170	20,811	3,131
Interest expense	(798)	(16,392)	(2,466)	(8,436)	(8,386)	(1,262)
Gain on deemed disposal of equity method investments	—	224,148	33,727	—	9,551	1,437

Income before income tax, and share of profit (loss) in equity method investments	602,911	1,752,076	263,633	574,625	1,078,538	162,286
Income tax expense	(202,486)	(419,999)	(63,197)	(163,462)	(293,972)	(44,233)

Income before share of profit (loss) in equity method investments	400,425	1,332,077	200,436	411,163	784,566	118,053
Share of profit (loss) in equity method investments	5,578	(459)	(69)	4,257	(19,950)	(3,002)

Net income	406,003	1,331,618	200,367	415,420	764,616	115,051
Net loss attributable to noncontrolling interests	423	137	20	586	1,978	298

Net income attributable to ZTO Express (Cayman) Inc.	406,426	1,331,755	200,387	416,006	766,594	115,349
Change in redemption value of convertible redeemable preferred shares	—	(28,775)	(4,330)	—	(79,723)	(11,996)

Net income attributable to ordinary shareholders	406,426	1,302,980	196,057	416,006	686,871	103,353

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net earnings per share attributable to ordinary shareholders
Basic	0.68	2.15	0.32	0.70	1.07	0.16
Diluted	0.68	2.15	0.32	0.70	1.07	0.16
Weighted average shares used in calculating net earnings per ordinary share
Basic	597,882,740	599,373,273	599,373,273	594,205,525	613,901,657	613,901,657
Diluted	597,882,740	599,373,273	599,373,273	594,205,525	613,901,657	613,901,657
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	—	(13,749)	(2,069)	—	25,829	3,886

Comprehensive income attributable to ordinary shareholders	406,003	1,289,231	193,988	416,006	712,700	107,239

	As of December 31,			As of June 30,
	2014	2015		2016
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	163,359	2,452,359	369,003	2,058,231	309,699
Prepayments and other current assets	126,800	211,724	31,858	313,706	47,203
Non-current assets:
Property and equipment, net	925,868	1,752,586	263,709	2,660,307	400,293
Goodwill	2,379,182	4,091,219	615,600	4,157,111	625,515

Total assets	4,974,125	10,582,223	1,592,293	11,713,514	1,762,517

Liabilities, mezzanine equity and equity
Current liabilities:
Short-term bank borrowing	250,000	300,000	45,141	406,943	61,232
Other current liabilities	536,577	1,264,914	190,330	1,283,292	193,095

Total liabilities	1,578,422	2,736,002	411,683	2,739,582	412,221

Total liabilities, mezzanine equity and equity	4,974,125	10,582,223	1,592,293	11,713,514	1,762,517

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	1,071,751	1,867,538	281,006	422,934	596,914	89,817

Net cash used in investing activities	(1,116,299)	(1,449,746)	(218,141)	(236,722)	(1,108,727)	(166,829)

Net cash provided by financing activities	171,064	1,869,331	281,276	29,530	98,000	14,746

Effect of exchange rate changes on cash and cash equivalents	—	1,877	282	—	19,685	2,962
Net increase (decrease) in cash and cash equivalents	126,516	2,289,000	344,423	215,742	(394,128)	(59,304)
Cash and cash equivalents at beginning of period	36,843	163,359	24,580	163,359	2,452,359	369,003

Cash and cash equivalents at end of period	163,359	2,452,359	369,003	379,101	2,058,231	309,699

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a leading express delivery company in China and one of the largest express delivery companies globally in terms of total parcel volume in 2015, according to the iResearch Report. We have demonstrated the fastest growth rate among the top five Chinese express delivery companies as of December 31, 2015, with our annual parcel volume growing at a CAGR of 80.3% from 279 million in 2011 to 2,946 million in 2015, during which we recorded consecutive annual increases in market share. See "Business—Business Overview" for more information on our annual parcel volume in each year between 2011 and 2015. We have achieved superior profitability along with our rapid growth. Our operating margin in 2015 was 25.1%, which was one of the highest among the major publicly listed logistics companies globally.

        Through our network and together with our network partners, we provide domestic and international express delivery services supplemented by other value-added services. We mainly provide express deliveries in China of parcels weighing under 50 kilograms with expected delivery time ranging from 24 to 72 hours.

        We operate the core sorting and line-haul transportation network services and our network partners operate the outlets responsible for parcel pickup and last-mile delivery. We charge our network partners network transit fees in connection with the services we provide to them, which mainly include parcel sorting and line-haul transportation.

        We have achieved significant growth and profitability. Our revenues increased from RMB3.9 billion in 2014 to RMB6.1 billion (US$915.8 million) in 2015 and from RMB2.5 billion in the six months ended June 30, 2015 to RMB4.2 billion (US$638.8 million) in the six months ended June 30, 2016. We generated operating profit of RMB600.3 million and RMB1.5 billion (US$230.1 million) and our operating profit margin was 15.4% and 25.1% in 2014 and 2015, respectively. We generated operating profit of RMB579.9 million and RMB1.1 billion (US$159.0 million) and our operating profit margin was 23.3% and 24.9% in the six months ended June 30, 2015 and 2016, respectively. Based on the preliminary financial information currently available to us, our operating profit margin in the two months ended August 31, 2016 increased from that in the first half of 2016 primarily due to a decrease in our share-based compensation expenses in these two months, our economies of scale and our continued efforts to effectively control costs. Our preliminary financial information for the two months ended August 31, 2016 was prepared on a basis substantially consistent with that of the interim and annual financial statements included in this prospectus, but has not been audited or reviewed and may not be indicative of our results for the quarter ended September 30, 2016 or future periods.

General Factors Affecting Our Results of Operations

  Demand from China's e-commerce industry for express delivery services

        We have benefited from the rapid growth of China's e-commerce industry and its demand for more express delivery services, and our business and growth depend on and contribute to the viability and prospects of the e-commerce industry in China. We anticipate that the demand for express delivery services will continue to grow. According to the iResearch Report, annual express delivery parcel volume is expected to grow to 60 billion by 2020, representing a CAGR of 23.7% from 2015 to 2020.

  Market conditions and our market position

        The market conditions, competitive landscape and our market position in the express delivery industry will affect the pricing of our services and in turn, our revenue and operating income.

  Operating leverage of our network partner model

        Our business model is highly scalable and flexible. It enables us to expand our business operation efficiently by leveraging the resources and operating capabilities of our network partners with minimum capital requirements and operating expenditures. In addition, we can dynamically adjust our network capacity to cope with peak demand and respond to seasonal demand. For instance, we have the ability to allocate sorting capacity among adjacent sorting hubs and our network partners have flexibility to add temporary workers. The scalability of our business model has helped us expand geographic coverage and capture incremental growth in parcel volume, as well as improve operating margin.

  Our continued investment in infrastructure, technology and people

        We invest in our sorting hubs and line-haul fleets, as well as technology infrastructure and people, particularly talent in overall management, business operation and information technology. We expect our continued investments to further improve our parcel handling capacity, increase market penetration, and enhance customer services and operational efficiency.

  Our ability to broaden service offerings and diversify customer base

        Our results of operations are also affected by our ability to invest in new service offerings and expand and further penetrate our customer base. We expect our new investments will include exploring new service offerings to capture existing and new market growth opportunities, including cross-border e-commerce, less-than-truckload logistics and backhaul trucking logistics of agricultural products. We also plan to expand our customer base across different segments and industries.

Key Line Items and Specific Factors Affecting Our Results of Operations

  Revenues

        The following table sets forth the principal components of our revenues for the periods indicated:

	Years Ended December 31,					Six Months Ended June 30,
	2014		2015			2015		2016
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands)
Express delivery services	3,778,514	96.8	5,913,289	889,765	97.2	2,432,664	97.9	4,083,407	614,425	96.2
Sale of accessories	125,058	3.2	173,166	26,056	2.8	53,396	2.1	161,770	24,341	3.8

Total revenues	3,903,572	100.0	6,086,455	915,821	100.0	2,486,060	100.0	4,245,177	638,766	100.0

        We derive substantially all of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners network transit fee for each parcel that is processed through our network. Such fees represented 94.1%, 94.9%, 95.9% and 93.5% of our total express delivery services revenues in 2014, 2015 and the six months ended June 30, 2015 and 2016, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Revenues from our direct express delivery services accounted for 5.9%, 5.1%, 4.1% and 6.5% of our total express delivery services revenues in 2014, 2015 and the six months ended June 30, 2015 and 2016, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

        Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

        In general, our parcel volume is affected by the various factors driving the growth of China's e-commerce industry, as we generate the majority of our parcel volume by serving end customers that carry out business on the various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 279 million in 2011 to 2,946 million in 2015 and from 1,185 million in the six months ended June 30, 2015 to 1,913 million in the same period in 2016.

        We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors including market conditions and competitions as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The delivery service fees we charge the enterprise customers are also based on parcel weight and route.

        Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain cost factors including the network transit fees we charge them and other factors including market conditions and competitions as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fee based on market conditions and operating costs.

        We recognize revenues from express delivery services provided to our network partners when a parcel is delivered from our sorting hub to the delivery outlet. Revenues from express delivery services performed for our enterprise customers are recognized when the parcel has been delivered to the end recipient. Our revenues do not include the last-mile delivery fee, as the pickup outlet is obligated to pay this fee to the delivery outlet directly.

  Cost of Revenues

        In addition to the level of network transit fee we charge our network partners, our profitability also depends on our ability to control our costs as we expand. Our cost of revenues mainly consists of (i) line-haul transportation cost, (ii) sorting hub cost, (iii) cost of accessories sold, and (iv) other costs. The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	Years Ended December 31,					Six Months Ended June 30,
	2014		2015			2015		2016
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,627,767	41.7	2,317,636	348,732	38.1	977,426	39.3	1,604,216	241,384	37.8
Sorting hub cost	675,711	17.3	1,179,894	177,537	19.4	477,644	19.2	885,363	133,219	20.9
Cost of accessories sold	100,152	2.6	133,222	20,046	2.2	40,798	1.6	118,540	17,837	2.8
Other costs	366,900	9.4	367,985	55,370	6.0	175,411	7.1	207,791	31,266	4.9

Total cost of revenues	2,770,530	71.0	3,998,737	601,685	65.7	1,671,279	67.2	2,815,910	423,706	66.4

        Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by our self-owned fleet, (iii) employee compensation and other benefits for drivers of our self-owned fleet, (iv) air transportation cost and (v) depreciation and maintenance of our self-owned fleet. Total line-haul transportation cost as a percentage of our revenues decreased from 41.7% in 2014 to 38.1% in 2015 and from 39.3% in the six months ended June 30, 2015 to 37.8% in the same period in 2016. The decrease in line-haul transportation cost as a percentage of revenues was mainly due to (i) decreases in fuel price, (ii) increased purchase and use of cost-efficient high capacity trucks, and (iii) increased truck utilization through optimized route planning and increased back-haul transportation.

        Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 17.3%, 19.4%, 19.2% and 20.9% of our revenues in 2014, 2015 and the six months ended June 30, 2015 and 2016, respectively. The increase in sorting hub cost as a percentage of revenues was mainly due to increased labor costs arising from headcount addition and wage increase. Increases in land lease for sorting hubs and depreciation expenses of property and equipment also contributed to such increase.

        Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 2.6%, 2.2%, 1.6% and 2.8% of our revenues in 2014, 2015 and the six months ended June 30, 2015 and 2016, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was reduced from 80.1% in 2014 to 76.9% in 2015 and from 76.4% in the six months ended June 30, 2015 to 73.3% in the same period in 2016, mainly due to the increase in sale of thermal paper as a result of the increased use of digital waybills.

        Other costs, which mainly include (i) paper waybill material cost, (ii) information technology related cost, (iii) overhead cost to serve enterprise customers, and (iv) business tax surcharges, accounted for 9.4%, 6.0%, 7.1% and 4.9% of our revenues in 2014, 2015 and the six months ended June 30, 2015 and 2016, respectively. The decrease in other costs as a percentage of revenues was mainly due to the reduced use of paper waybills, which are replaced by digital ones.

        In order to maintain competitive pricing and enhance our profit margins, we must continually control our costs and improve our operating efficiency. We have adopted various cost-control measures. For example, fuel cost can be reduced through the use of more fuel-efficient vehicles, and unit transportation cost can be reduced by adding cost efficient, high capacity line-haul trucks to our self-owned fleet, and labor costs can be contained through the deployment of more automated equipment at our sorting hubs.

  Selling, General and Administrative Expenses

        Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, (iii) advertising and marketing costs, and (iv) legal, finance, and other corporate overhead costs, accounted for 13.6%, 9.7%, 10.1% and 9.0% of our revenues in 2014, 2015 and the six months ended June 30, 2015 and 2016, respectively. Our selling, general and administrative expenses also included (i) a payment of RMB212.5 million in 2014 to compensate certain shareholders for their undertaking to cease their pre-existing business, which accounted for 5.4% of our revenues in 2014, and (ii) share-based compensation expenses of nil, RMB116.8 million, RMB61.1 million and RMB122.0 million in 2014, 2015, the six months ended June 30, 2015 and 2016, which accounted for nil, 1.9%, 2.5% and 2.9% of our revenues in the same periods. The increase in the absolute amount of our selling, general and administrative expenses was mainly due to our business acquisitions and organic business growth. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities, grant of share incentives, and our becoming a listed company. Our selling, general and administrative expenses as a percentage of our revenues decreased from 2014 to 2015 and from the six months ended June 30, 2015 to the same period in 2016, mainly due to the effect of the economies of scale.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,					Six Months Ended June 30,
	2014		2015			2015		2016
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues	3,903,572	100.0	6,086,455	915,821	100.0	2,486,060	100.0	4,245,177	638,766	100.0
Cost of revenues	(2,770,530)	(71.0)	(3,998,737)	(601,685)	(65.7)	(1,671,279)	(67.2)	(2,815,910)	(423,706)	(66.3)

Gross profit	1,133,042	29.0	2,087,718	314,136	34.3	814,781	32.8	1,429,267	215,060	33.7
Operating income (expenses)(1)
Selling, general and administrative	(534,537)	(13.6)	(591,738)	(89,038)	(9.7)	(249,183)	(10.1)	(380,728)	(57,287)	(9.0)
Other operating income, net	1,796	0.0	33,249	5,003	0.5	14,293	0.6	8,023	1,207	0.2

Total operating expenses	(532,741)	(13.6)	(558,489)	(84,035)	(9.2)	(234,890)	(9.5)	(372,705)	(56,080)	(8.8)

Income from operations	600,301	15.4	1,529,229	230,101	25.1	579,891	23.3	1,056,562	158,980	24.9
Other income (expenses)
Interest income	3,408	0.1	15,091	2,271	0.2	3,170	0.1	20,811	3,131	0.5
Interest expense	(798)	(0.0)	(16,392)	(2,466)	(0.3)	(8,436)	(0.3)	(8,386)	(1,262)	(0.2)
Gain on deemed disposal of equity method investments	—	—	224,148	33,727	3.8	—	—	9,551	1,437	0.2

Income before income tax, and share of profit (loss) in equity method investments	602,911	15.5	1,752,076	263,633	28.8	574,625	23.1	1,078,538	162,286	25.4
Income tax expense	(202,486)	(5.2)	(419,999)	(63,197)	(6.9)	(163,462)	(6.6)	(293,972)	(44,233)	(6.9)

Income before share of profit (loss) in equity method investments	400,425	10.3	1,332,077	200,436	21.9	411,163	16.5	784,566	118,053	18.5
Share of profit (loss) in equity method investments	5,578	0.1	(459)	(69)	0.0	4,257	0.2	(19,950)	(3,002)	(0.5)

Net Income	406,003	10.4	1,331,618	200,367	21.9	415,420	16.7	764,616	115,051	18.0
Net loss attributable to noncontrolling interests	423	0.0	137	20	0.0	586	0.0	1,978	298	0.0

Net income attributable to ZTO Express (Cayman) Inc.	406,426	10.4	1,331,755	200,387	21.9	416,006	16.7	766,594	115,349	18.0

(1)
Our operating income (expenses) in 2015, the six months ended June 30, 2015 and the six months ended June 30, 2016 includes RMB116.8 million (US$17.6 million), RMB61.1 million and RMB122.0 million (US$18.4 million), respectively of share-based compensation expenses, accounting for 1.9%, 2.5% and 2.9% of our total revenues in the same periods, respectively.

  Non-GAAP Measures

        We use adjusted EBITDA and adjusted net income, both non-GAAP financial measures, in the evaluation of our operating results and in our financial and operational decision-making.

        We believe that adjusted EBITDA and adjusted net income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that we include in income from operations and net income. We believe that adjusted EBITDA and adjusted net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

        Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        Adjusted EBITDA represents income from operations (which excludes depreciation, amortization, interest expenses and income tax expenses) before (i) share-based compensation expenses; and (ii) gain on deemed disposal of equity method investments.

        Adjusted net income represents net income before (i) share-based compensation expenses; and (ii) gain on deemed disposal of equity method investments.

        The table below sets forth a reconciliation of our net income to adjusted EBITDA for the periods indicated:

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income	406,003	1,331,618	200,367	415,420	764,616	115,051
Add:
Depreciation	56,037	145,276	21,859	68,646	113,461	17,072
Amortization	7,977	12,780	1,923	5,598	10,037	1,511
Interest expenses	798	16,392	2,466	8,436	8,386	1,262
Income tax expenses	202,486	419,999	63,197	163,462	293,972	44,233

EBITDA	673,301	1,926,065	289,812	661,562	1,190,472	179,129

Add:
Share-based compensation expense	—	116,800	17,575	61,063	122,000	18,357
Less:
Gain on deemed disposal of equity method investments	—	(224,148)	(33,727)	—	(9,551)	(1,437)

Adjusted EBITDA	673,301	1,818,717	273,660	722,625	1,302,921	196,049

        The table below sets forth a reconciliation of our net income to adjusted net income for the periods indicated:

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income	406,003	1,331,618	200,367	415,420	764,616	115,051
Add:
Share-based compensation expense	—	116,800	17,575	61,063	122,000	18,357
Less:
Gain on deemed disposal of equity method investments	—	(224,148)	(33,727)	—	(9,551)	(1,437)

Adjusted net income	406,003	1,224,270	184,215	476,483	877,065	131,971

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

  Revenues

        Our revenues increased by 70.8% from RMB2.5 billion in the six months ended June 30, 2015 to RMB4.2 billion (US$638.8 million) in the same period in 2016. The increase was mainly driven by growth in parcel volume from 1,185 million in the six months ended June 30, 2015 to 1,913 million in the same period in 2016. We completed our acquisition of the express delivery business from 16 network partners on October 31, 2015 and from another network partner on January 1, 2016. Those acquired businesses in the aggregate contributed RMB828.0 million (US$124.6 million), or 19.5%, of our revenues in the six months ended June 30, 2016.

  Cost of Revenues

        Our total cost of revenues increased by 68.5% from RMB1.7 billion in the six months ended June 30, 2015 to RMB2.8 billion (US$423.7 million) in the same period in 2016. This increase primarily resulted from increases in our line-haul transportation cost by RMB626.8 million (US$94.3 million), sorting hub operating cost by RMB407.7 million (US$61.3 million) and cost of accessories by RMB77.7 million (US$11.7 million), partially offset by a decrease in waybill material cost by RMB20.9 million (US$3.1 million) as our end customers reduced the use of paper waybills, which are replaced by digital ones. An aggregate of RMB678.7 million (US$102.1 million) of our cost of revenues in the six months ended June 30, 2016 was attributable to the businesses we acquired on October 31, 2015 and January 1, 2016.

        Line-haul transportation cost.    Our line-haul transportation cost increased by 64.1% from RMB977.4 million in the six months ended June 30, 2015 to RMB1.6 billion (US$0.2 billion) in the same period in 2016. The increase was in line with the increase in our parcel volume and was mainly attributable to increased costs of RMB208.1 million (US$31.3 million) in outsourced transportation service, and increased costs of RMB329.0 million (US$49.5 million) incurred by our self-owned fleet, which includes truck fuel, tolls, drivers' compensation, and depreciation and maintenance expenses. Air transportation cost also contributed RMB45.2 million (US$6.8 million) to the increase.

        Sorting hub cost.    Our sorting hub cost increased by 85.4% from RMB477.6 million in the six months ended June 30, 2015 to RMB885.4 million (US$133.2 million) in the same period in 2016 mainly due to increased labor cost of RMB380.0 million arising from headcount addition primarily as a result of business acquisitions and wage increase. Daily operation cost and utilities also contributed RMB20.0 million (US$3.0 million) to the increase.

        Cost of accessories sold.    Our cost of accessories sold increased significantly from RMB40.8 million in the six months ended June 30, 2015 to RMB118.6 million (US$17.8 million) in the same period in 2016. The increase was in line with the growth in our revenue from the sale of accessories. We sold more portable barcode readers and packing materials as our operations expanded and sold more thermal paper as our end customers used more digital waybills.

        Other costs.    Other costs increased by 18.5% from RMB175.4 million in the six months ended June 30, 2015 to RMB207.8 million (US$31.3 million) in the same period in 2016. This was mainly due to the increase in delivery cost related to express delivery services to certain enterprise customers by RMB19.4 million (US$2.9 million) and the increase in certain materials costs.

  Gross Profit

        Our gross profit increased by 75.4% from RMB814.8 million in the six months ended June 30, 2015 to RMB1.4 billion (US$215.1 million) in the same period in 2016. The businesses we acquired on October 31, 2015 and January 1, 2016 in the aggregate contributed RMB149.4 million (US$22.5 million) of our gross profit in the six months ended June 30, 2016. Our gross profit margin increased from 32.8% in the six months ended June 30, 2015 to 33.7% in the same period in 2016, mainly attributable to our economies of scale and our continued efforts to effectively control our line-haul transportation costs through effective route planning, the purchase and use of more cost efficient, high capacity line-haul trucks, improved truck utilization through increased back-haul transportation as well as increased usage of digital waybills.

  Operating Expenses

        Our total operating expenses increased by 58.7% from RMB234.9 million in the six months ended June 30, 2015 to RMB372.7 million (US$56.1 million) in the same period in 2016.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses increased by 52.8% from RMB249.2 million in the six months ended June 30, 2015 to RMB380.7 million (US$57.3 million) in the same period in 2016. Selling, general and administrative expenses in the six months ended June 30, 2016 included RMB122.0 million (US$ 18.4 million) of share-based compensation expenses, as compared to RMB61.1 million in the same period in 2015. Increase in our selling, general and administrative expenses was also due to increases in general and administrative employee compensation by RMB13.5 million (US$2.0 million), depreciation and amortization by RMB13.5 million (US$2.0 million) and professional service fees by RMB11.0 million (US$1.7 million).

        Other operating income, net.    We had a net other operating income of RMB8.0 million (US$1.2 million) in the six months ended June 30, 2016, compared to RMB14.3 million in the same period in 2015. The decrease was mainly due to the decrease in government subsidies.

  Other Income and Expenses

        Interest income.    Our interest income increased from RMB3.2 million in the six months ended June 30, 2015 to RMB20.8 million (US$3.1 million) in the same period in 2016, primarily due to the increase in our bank deposits from cash generated from our business operations, as well as the proceeds from our series A financing.

        Interest expense.    Our interest expense was RMB8.4 million and RMB8.4 million (US$1.3 million) in the six months ended June 30, 2015 and the same period in 2016, respectively.

        Gain on deemed disposal of equity method investments.    Our gain on deemed disposal of equity method investments was RMB9.6 million (US$1.4 million) in the six months ended June 30, 2016, compared to nil in the same period in 2015. In January 2016, we acquired the remaining equity interest in a network partner in Suzhou. In connection with the acquisition, our existing equity interest in that network partner was re-measured to an aggregate fair value of RMB91.1 million (US$13.7 million), with the excess over the carrying amount of our investments in this company being recognized as a gain on deemed disposal of equity method investments amounting to RMB9.6 million (US$1.4 million).

  Income Tax Expense

        Our income tax expense was RMB294.0 million (US$44.2 million) in the six months ended June 30, 2016, representing an increase of 79.8% as compared to RMB163.5 million in the same period in 2015 due to the increase in our taxable income. Our effective tax rate in the six months ended June 30, 2016 decreased to 27.3% compared with 28.5% in the same period in 2015 mainly due to increase in non-taxable income recorded in the six months ended June 30, 2016 and partially offset by the increase in non-deductible share based compensation expenses.

  Net Income

        As a result of the foregoing, our net income increased from RMB415.4 million in the six months ended June 30, 2015 to RMB764.6 billion (US$115.1 million) in the same period in 2016. Our net margin increased from 16.7% in the six months ended June 30, 2015 to 18.0% in the same period in 2016, mainly attributing to the effect of the economies of scale and further improvements in our operating efficiency.

  Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

  Revenues

        Our revenues increased by 55.9% from RMB3.9 billion in 2014 to RMB6.1 billion (US$915.8 million) in 2015. The increase was mainly driven by growth in parcel volume from 1,816 million in 2014 to 2,946 million in 2015 as a result of growth in China's e-commerce market and an increase in our market share. The businesses we acquired on October 31, 2015 contributed RMB291.7 million (US$43.9 million), or 4.8%, of our revenues in 2015.

  Cost of Revenues

        Our total cost of revenues increased by 44.3% from RMB2.8 billion in 2014 to RMB4.0 billion (US$601.7 million) in 2015. This increase primarily resulted from increases in our line-haul transportation cost by RMB689.9 million, sorting hub operating cost by RMB504.2 million and other cost, partially offset by a decrease in waybill material cost by RMB49.9 million as our end customers reduced the use of paper waybills, which are replaced by digital ones. RMB230.0 million (US$34.6 million) of our cost of revenues in 2015 was attributable to the businesses we acquired on October 31, 2015.

        Line-haul transportation cost.    Our line-haul transportation cost increased by 42.4% from RMB1.6 billion in 2014 to RMB2.3 billion (US$348.7 million) in 2015. The increase was mainly driven by the increase in our parcel volume and primarily attributable to increased costs of RMB268.1 million in outsourced transportation service, and increased costs of RMB363.9 million incurred by our self-owned fleet, which includes truck fuel, tolls, drivers' compensation, and depreciation and maintenance expenses.

        Sorting hub cost.    Our sorting hub cost increased by 74.6% from RMB675.7 million in 2014 to RMB1.2 billion (US$177.5 million) in 2015 mainly due to increased labor cost of RMB398.3 million arising from headcount addition and wage increase. Rental expenses of sorting hubs and depreciation expenses of property and equipment also contributed to the increase with an aggregate amount of RMB92.3 million.

        Cost of accessories sold.    Our cost of accessories sold increased by 32.9% from RMB100.2 million in 2014 to RMB133.2 million (US$20.0 million) in 2015 in line with our revenue growth.

        Other costs.    Other costs remained stable from RMB366.9 million in 2014 to RMB368.0 million (US$55.4 million) in 2015 in spite of our revenue growth. This is mainly due to increased usage of digital waybills which replaces paper waybills and reduces waybill material costs.

  Gross Profit

        Our gross profit increased by 84.3% from RMB1.1 billion in 2014 to RMB2.1 billion (US$314.1 million) in 2015. Our organic growth contributed RMB893.0 million to the increase in our gross profit while the businesses we acquired on October 31, 2015, in the aggregate, contributed RMB61.7 million (US$9.3 million) to the increase in our gross profit in 2015. Our gross profit margin increased from 29.0% in 2014 to 34.3% in 2015, as our revenue growth outpaced the increase in cost of revenue. The increase in our gross profit margin was also attributable to our efforts to effectively control our line-haul transportation costs through effective route planning and the purchase and use of more cost efficient, high capacity line-haul trucks, improved truck utilization through increased back-haul transportation as well as increased usage of digital waybills.

  Operating Expenses

        Our total operating expenses increased by 4.8% from RMB532.7 million in 2014 to RMB558.5 million (US$84.0 million) in 2015.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses increased by 10.7% from RMB534.5 million in 2014 to RMB591.7 million (US$89.0 million) in 2015. Our selling, general and administrative expenses in 2014 included a payment of RMB212.5 million to certain shareholders to compensate them for their undertaking to cease their pre-existing business in competition with ours. Selling, general and administrative expenses in 2015 included RMB116.8 million (US$17.6 million) in share-based compensation expenses, as compared to nil in 2014. Excluding the effect of these two factors, our selling, general and administrative expense increased by 47.5% from RMB322.0 million in 2014 to RMB474.9 million (US$71.5 million) in 2015, primarily due to increases in general and administrative employee compensation by RMB97.4 million, depreciation and amortization by RMB11.5 million and professional service fees by RMB9.5 million.

        Other operating income, net.    We had a net other operating income of RMB33.2 million (US$5.0 million) in 2015, compared to RMB1.8 million in 2014. The increase was mainly due to the increase in government subsidies.

  Other Income and Expenses

        Interest income.    Our interest income increased from RMB3.4 million in 2014 to RMB15.1 million (US$2.3 million) in 2015, primarily due to increased interest income from bank deposits.

        Interest expense.    Our interest expense increased from RMB0.8 million in 2014 to RMB16.4 million (US$2.5 million) in 2015, primarily due to interest payments for RMB300 million of bank loans with a bank starting from December 2014.

        Gain on deemed disposal of equity method investments.    We acquired the operating assets of nine network partners in which we already had existing equity interest in October 2015. In connection with the acquisition, our existing equity interest in those network partners was re-measured to an aggregate fair value of RMB431.0 million (US$64.9 million), with the excess over the carrying amount of our investments in these companies being recognized as gain on deemed disposal of equity method investments amounting to RMB224.1 million (US$33.7 million).

  Income Tax Expense

        Our income tax expense was RMB420.0 million (US$63.2 million) in 2015, representing an increase of 107.4% as compared to RMB202.5 million in 2014 due to the increase in our taxable income. Our income tax expense included RMB5.2 million of income tax expense attributable to the business we acquired on October 31, 2015. Our effective tax rate in 2015 decreased to 24.0% compared with 33.6% in 2014. Of the 9.6% decrease in effective tax rate, approximately 6.7% was due to a decrease in non-deductible expenses and approximately 3.2% was due to an increase in non-taxable income in 2015.

  Net Income

        As a result of the foregoing, our net income increased significantly from RMB406.0 million in 2014 to RMB1.3 billion (US$200.4 million) in 2015. The businesses we acquired in 2015 contributed RMB20.1 million (US$3.0 million), or 1.5%, to our net income in 2015. Our net margin increased from 10.4% in 2014 to 21.9% in 2015. The increase in our net margin from 2014 to 2015 was partly attributable to a payment of RMB212.5 million in 2014 to certain shareholders to compensate them for their undertaking to cease their pre-existing competitive business.

Selected Quarterly Results of Operations

        The following table sets forth our historical consolidated selected quarterly results of operations and parcel volume for the periods indicated. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the consolidated quarterly financial information on the same basis as our annual audited consolidated financial statements. The consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our operating results for the quarters presented.

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016
	(in RMB thousands except for parcel volume)
Revenues	1,128,295	1,357,765	1,412,422	2,187,973	1,958,548	2,286,629
Cost of revenues	(779,863)	(891,416)	(972,723)	(1,354,735)	(1,357,100)	(1,458,810)

Gross profit	348,432	466,349	439,699	833,238	601,448	827,819
Operating income (expenses):
Selling, general and administrative	(115,678)	(133,505)	(156,171)	(186,384)	(162,631)	(218,097)
Other operating income (expense), net	3,100	11,193	20,245	(1,289)	15,640	(7,617)

Total operating expenses	(112,578)	(122,312)	(135,926)	(187,673)	(146,991)	(225,714)

Income from operations	235,854	344,037	303,773	645,565	454,457	602,105
Other income (expenses):
Interest income	1,131	2,039	2,299	9,622	9,057	11,754
Interest expense	(4,142)	(4,294)	(4,293)	(3,663)	(3,644)	(4,742)
Gain on deemed disposal of equity method investments	—	—	—	224,148	9,551	—

Income before income tax, and share of profit (loss) in equity method investments	232,843	341,782	301,779	875,672	469,421	609,117
Income tax expense	(65,836)	(97,626)	(90,323)	(166,214)	(122,018)	(171,954)

Income before share of profit (loss) in equity method investments	167,007	244,156	211,456	709,458	347,403	437,163
Share of profit (loss) in equity method investments	(2,234)	6,491	1,691	(6,407)	(8,589)	(11,361)

Net Income	164,773	250,647	213,147	703,051	338,814	425,802
Net (income) loss attributable to noncontrolling interests	161	425	197	(646)	(39)	2,017

Net income attributable to ZTO Express (Cayman) Inc.	164,934	251,072	213,344	702,405	338,775	427,819

Parcel volume (in millions)	498	687	732	1,029	828	1,085

        We experience seasonality in our business, mainly reflecting seasonal fluctuations of the e-commerce industry in China. For example, we generally experience fewer delivery orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year, when the e-commerce industry experiences lower transaction volume. Furthermore, e-commerce platforms in China hold special promotional campaigns on November 11 and December 12 of each year that tend to boost sales in the fourth quarter relative to other quarters. The seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Liquidity and Capital Resources

        The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	Years Ended December 31,			Six Months Ended June 30,
	2014	2015		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,071,751	1,867,538	281,006	422,934	596,914	89,817
Net cash used in investing activities	(1,116,299)	(1,449,746)	(218,141)	(236,722)	(1,108,727)	(166,829)
Net cash provided by financing activities	171,064	1,869,331	281,276	29,530	98,000	14,746

Effect of exchange rate	—	1,877	282	—	19,685	2,962
Net increase (decrease) in cash and cash equivalents	126,516	2,289,000	344,423	215,742	(394,128)	(59,304)
Cash and cash equivalents at the beginning of period	36,843	163,359	24,580	163,359	2,452,359	369,003

Cash and cash equivalents at the end of period	163,359	2,452,359	369,003	379,101	2,058,231	309,699

        Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2014, 2015 and June 30, 2016, our cash and cash equivalents were RMB163.4 million, RMB2.5 billion (US$369.0 million) and RMB2.1 billion (US$309.7 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use and have maturities of three months or less when purchased. Approximately 58% of our cash and cash equivalent as of June 30, 2016 were held in China. Approximately 48% of our cash and cash equivalents were held by our consolidated affiliated entities and denominated in Renminbi.

        As of June 30, 2016, we had short-term borrowings of RMB406.9 million (US$61.2 million). The borrowings were collateralized by our fixed assets.

        We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all.

        Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through our contractual arrangements with our VIE. See "Corporate History and Structure." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Holding Company Structure." In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries and consolidated affiliated entities in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.

        In utilizing the proceeds we expect to receive from this offering and the other cash that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC operating entities, make loans to our PRC operating entities, or acquire offshore entities with business operations in China in offshore transactions. Most of these uses are subject to PRC regulations and approvals.

  Operating Activities

        Net cash provided by operating activities in the six months ended June 30, 2016 was RMB596.9 million (US$89.8 million), which was mainly attributable to the following factors: (i) our express delivery services and sales of accessories generated net cash inflow RMB4.0 billion (US$605.6 million), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs was RMB1.9 billion (US$287.9 million); (ii) we paid RMB0.9 billion (US$135.6 million) as labor related costs, including salaries, social insurances and other benefits; (iii) we paid income tax of RMB389.4 million (US$58.6 million); and (iv) we paid RMB145.0 million (US$21.8 million) as other administrative costs.

        Net cash provided by operating activities in 2015 was RMB1.9 billion (US$281.0 million), which was mainly attributable to the following factors: (i) our express delivery services and sale of accessories generated net cash inflow RMB6.4 billion (US$1.0 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs was RMB2.8 billion (US$430.7 million); (ii) we paid RMB1.0 billion (US$143.3 million) as labor related costs, including salaries, social insurances and other benefits; (iii) we paid income tax of RMB331.2 million (US$49.8 million); and (iv) we paid RMB354.4 million (US$53.3 million) as other administrative costs.

        Net cash provided by operating activities in 2014 was RMB1.1 billion, which was mainly attributable to the following factors: (i) our express delivery services and sale of accessories generated net cash inflow of RMB4.1 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs was RMB2.0 billion; (ii) we paid RMB566.7 million as labor related costs, including the salaries, social insurances and other benefits; (iii) we paid RMB212.5 million to certain shareholders to compensate them for their cessation of business; and (iv) we paid RMB152.8 million as other general and administrative costs.

  Investing Activities

        Net cash used in investing activities in the six months ended June 30, 2016 was RMB1.1 billion (US$166.8 million), primarily due to purchase of property and equipment of RMB504.5 million (US$75.9 million), including the purchase of sorting hub facilities, office furnishing and furnitures, trucks and sorting equipment and the purchase of land use rights for our new sorting hubs in an amount of RMB362.0 million (US$54.5 million).

        Net cash used in investing activities in 2015 was RMB1.4 billion (US$218.1 million), primarily due to purchase of property and equipment of RMB1.0 billion (US$159.8 million), including the purchase of sorting hub facilities, office properties, trucks and sorting equipment, purchase of land use rights for our new sorting hubs in an amount of RMB413.6 million (US$62.2 million) and the increase in equity method investments of RMB193.8 million (US$29.2 million), partially offset by repayment of an amount from a related party of RMB228.5 million (US$34.4 million).

        Net cash used in investing activities in 2014 was RMB1.1 billion, primarily due to purchase of property and equipment of RMB618.6 million, including the purchase of sorting hub facilities, office properties, trucks and sorting equipment, payment of an amount of RMB228.5 million and the purchase of land use rights for our new sorting hubs in an amount of RMB171.5 million.

  Financing Activities

        Net cash provided by financing activities in the six months ended June 30, 2016 was RMB98.0 million (US$14.7 million), primarily generated from RMB100.0 million (US$15.0 million) of proceeds from short-term borrowings, partially offset by repayment of short-term borrowings in an amount of RMB2.0 million (US$0.3 million).

        Net cash provided by financing activities in 2015 was RMB1.9 billion (US$281.3 million), primarily generated from RMB1.9 billion (US$291.1 million) of proceeds from issuing preferred shares, partially offset by payment of dividends in an amount of RMB115 million (US$17.3 million).

        Net cash provided by financing activities in 2014 was RMB171.1 million, primarily generated from capital injection in an amount RMB500 million and RMB250 million of net proceeds from short-term borrowing partially offset by payment of deemed distribution in an amount of RMB64 million, and repayment of interest-free loan to a related party in an amount of RMB341 million and RMB184 million payment for repurchasing ordinary shares.

Capital Expenditures

        In connection with the expansion of our network and upgrade of our equipment and facilities, we paid an aggregate of approximately RMB790.1 million, RMB1.5 billion (US$225.7 million) and RMB866.6 million (US$130.4 million) in 2014, 2015 and the six months ended June 30, 2016, respectively, for the acquisition of land use rights, fleet procurement, building of sorting facilities and purchase of equipment and other fixed assets. We intend to fund our future capital expenditures with our existing cash balance, proceeds from this offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	Total		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	881,764	132,678	122,643	171,240	122,433	465,448

        We lease office space, sorting hubs and other facilities under non-cancellable operating lease agreements that expire at various dates through December 2032. During 2014, 2015 and the six months ended June 30, 2016, we incurred RMB65.9 million, RMB105.2 million (US$16.2 million) and RMB62.3 million (US$9.4 million) of such expenses, respectively.

        We also have certain capital commitments that are primarily related to commitments on construction of office buildings, sorting hubs and other facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1.0 billion (US$153.8 million) as of June 30, 2016. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Business Combination

        To consolidate and optimize our delivery capacity in key geographic areas within China, in 2014 and 2015, we acquired substantially all of the assets from eight and 16 network partners, respectively. The assets acquired constituted substantially all of the operating assets of such network partners, including sorting hubs, vehicles and miscellaneous fixture, the book value of which approximates fair value. We acquired 60% equity interest in a network partner in January 2014, which was accounted for as equity method investment. In January 2016, we acquired the remaining minority equity interest in this network partner. We accounted for such acquisitions as business combinations.

        Total consideration for the 2014 acquisitions consisted of cash of RMB64.5 million and 202,800,000 ordinary shares of ZTO Express at a determined per share fair value of RMB11.73. Total consideration for the 2015 acquisitions consisted of cash of RMB57.7 million and 26,386,657 ordinary shares of ZTO Express at a determined per share fair value of RMB48.64. Total consideration for the 2016 acquisition consisted of cash of RMB30.7 million and 600,000 ordinary shares of our company at a determined per share fair value of RMB50.11. The excess of the total cash and share-based consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible.

        According to the provisions of ASC 805, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree must be recognized and measured at fair value as of the acquisition date. We engaged a third party valuation firm to assist us with the valuation of ordinary shares as well as property, plant and equipment and intangible assets. The discounted cash flow method was used to determine the fair value of equity interests, and the value of ordinary shares was derived using an option-pricing model.

        We recognized goodwill as a result of these acquisitions. The most significant intangible assets are customer service capability and presence in geographic locations or markets, which are not separately recognized from goodwill, neither of which were qualified as amortizable intangible assets.

Taxation

        We generate the majority of our operating income from our PRC operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

  The Cayman Islands and the British Virgin Islands

        Under the current laws of the Cayman Islands and the British Virgin Islands, we are not subject to tax on our income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.

  Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to 16.5% Hong Kong profit tax on its income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

  PRC

        Under the PRC Enterprise Income Tax Law, or EIT Law, our PRC subsidiaries and consolidated affiliated entities are subject to enterprise income tax at a statutory rate of 25%. In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the

PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. Under Circular 36, our PRC subsidiaries and consolidated affiliated entities are subject to value added tax, or VAT, at a rate of 6% to 17% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

Critical Accounting Policies

        We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of each fiscal period and our reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

  Revenue Recognition

        We recognize revenue when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured while we serve as the franchisor in the ZTO network, we have not collected any franchisee fees from our network partners. We consider the pickup outlets operated by our network partners to be our customers in our revenue arrangements. The principle source of our revenue consisted of network transit fees derived from sorting and line haul transportation services provided to the pickup outlets operated by our network partners. The network transit fees we charge the pickup outlets consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and long-haul transportation based on the parcel weight and route. Revenue is recognized when the parcels are delivered from our sorting hubs to the delivery outlets operated by our network partners, assuming all other revenue recognition criteria have been met. A small portion of our delivery services are performed for our enterprise customers, and is recognized when parcels are delivered to recipients.

  Consolidation of Variable Interest Entities

        Our consolidated financial statements include the financial statements of our holding company, our subsidiaries, and our variable interest entity. All intercompany transactions and balances have been eliminated on consolidation.

        We evaluate the need to consolidate certain variable interest entities by determining if we are their primary beneficiary. In determining whether we are the primary beneficiary, we consider if we (1) have authority to direct the activities that most significantly affect the economic performance of the variable interest entity, and (2) the obligation to absorb losses of the variable interest entity that could potentially be significant to the variable interest entity or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. We consolidate the variable interest entity if we are deemed its primary beneficiary.

        Applicable PRC laws and regulations currently limit foreign ownership of companies that provide domestic mail delivery services in PRC. We are deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by us are ineligible to engage in provisions of domestic mail delivery services. Therefore, we conduct our operations through our VIE, ZTO Express. To provide the effective control over ZTO Express and receive substantially all of the economic benefits of ZTO Express, Shanghai Zhongtongji Network, our wholly-owned subsidiary, entered into a series of contractual arrangements with ZTO Express and its shareholders. These contractual agreements include a shareholders' voting rights proxy agreement, an exclusive call option agreement, an equity pledge agreement, irrevocable powers of attorney, an exclusive consulting and services agreement and spousal consent letters. As a result of these contractual arrangements, the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network the power to exercise all voting rights to which they were entitled. In addition, Shanghai Zhongtongji Network has the option to acquire all of the equity interests in ZTO Express, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Zhongtongji Network is entitled to receive service fees for certain services to be provided to ZTO Express. We conclude that ZTO Express is our variable interest entity, of which we are the primary beneficiary. As such, we consolidated the financial results of ZTO Express in our consolidated financial statements.

        Tonglu Tongze, together with its subsidiaries, was formed in 2013 and majority owned by our employees. We have participated significantly in the design of Tonglu Tongze during its formation and we have the ability to determine which of our employees can become shareholders of Tonglu Tongze. Historically, our employees served as management of Tonglu Tongze without any compensation paid by Tonglu Tongze. In 2015 we extended a loan to Tonglu Tongze amounting to RMB15 million which was repaid in 2016. We have determined that Tonglu Tongze is a variable interest entity as its equity investors do not have the power, through voting rights or similar rights, to direct the activities of Tonglu Tongze that most significantly impact the entity's economic performance and we held variable interests in Tonglu Tongze in the form of a waiver in management fees and loan receivable. After considering the terms, characteristics, size of the economic interests and our involvement in Tonglu Tongze, we have concluded that we are not the primary beneficiary of Tonglu Tongze as we do not have an exposure to the economics of Tonglu Tongze that is more than insignificant.

  Income Taxes

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the asset and liability method of accounting for income taxes.

        In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process.

        Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We consider positive and negative evidence when determining whether some portion or all of our deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our historical results of operations, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of our historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the deferred tax assets resulted from the tax loss carried forward in the future periods.

        The actual benefits that are ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2014 and 2015 and June 30, 2016, we did not have any significant unrecognized uncertain tax positions.

  Fair Value of Our Ordinary Shares

        Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

  •
  determining the fair value of our ordinary shares issued for business acquisitions at the date when control of the business acquired was obtained;

  •
  determining the fair value of our ordinary shares at the date of the grant of share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

        The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Equity Value	Fair Value per Share	DLOM	Discount Rate	Type of Valuation	Purpose of Valuation
	(RMB thousands)	(RMB)
January 1, 2014	7,038,549	11.73	19%	18%	Retrospective	Fair value of ordinary shares issued as the consideration of acquisitions;
November 6, 2014	10,000,000	16.67	14%	17%	Retrospective	Repurchase of ordinary shares;
February 6, 2015	13,992,175	23.18	12%	16%	Retrospective	Issuance of Share Unit Awards;
March 31, 2015	13,992,175	23.18	12%	16%	Retrospective	Subsequent measurement of Share Unit Awards;
June 30, 2015	20,433,038	34.07	11%	16%	Retrospective	Subsequent measurement of Share Unit Awards;
September 30, 2015	30,703,596	48.40	11%	15%	Retrospective	Subsequent measurement of Share Unit Awards;
October 31, 2015	30,855,845	48.64	11%	15%	Contemporaneous	Issuance of ordinary shares as the consideration of acquisitions;
December 31, 2015	32,767,260	50.11	11%	15%	Contemporaneous	Subsequent measurement of Share Unit Awards;
March 31, 2016	39,749,047	61.02	10%	14%	Contemporaneous	Subsequent measurement of Share Unit Awards;
June 20, 2016	44,112,144	67.37	9%	13.5%	Contemporaneous	Fair value of options granted in connection with share based compensation;
June 28, 2016	44,112,144	67.37	9%	13.5%	Contemporaneous	Fair value of ordinary shares issued in connection with share based compensation;

        Our share unit awards were all converted into interest of our employee share holding platform on June 28, 2016, and the fair value of the underlying ordinary shares on other dates of valuation is calculated on a fully diluted basis as if the share unit awards were converted.

        Equity value refers to the indicative value of all equity interests in us, including the value of our issued and outstanding ordinary shares, non-contingent ordinary shares relating to the 2015 acquisitions and series A convertible redeemable preferred shares. We adopted the income approach, in particular, the discounted cash flow method, to analyze the indicative value of all equity interests in us.

        The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

          Discount rates.    The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

          Comparable companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the air freight and logistics industry and (ii) their shares are publicly traded in developed capital markets, including the United States, the United Kingdom, Europe and Japan.

          Discount for lack of marketability, or DLOM.    DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an IPO) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

        The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock.

        The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimate the volatility of our shares to range from 24.3% to 32.7% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

        The fair value of our ordinary shares increased from RMB11.73 as of January 1, 2014 to RMB16.67 as of November 6, 2014. DLOM decreased from 19% to 14% during the same period, primarily due to our expectations for the timing of our initial public offering. Meanwhile, the increase in fair value of our ordinary shares was attributable to organic growth of our business.

        The fair value of our ordinary shares increased from RMB16.67 as of November 6, 2014 to RMB23.18 as of February 6, 2015 and March 31, 2015. The increase in fair value of our ordinary shares was mainly generated from the significant increase in demand for parcel delivery due to the growth in e-commerce industry in China. We incorporated the higher expectation of parcel volume in the cash flow forecast and lowered the discount rate from 17.0% as of November 6, 2014 to 16.0% as of February 6, 2015 and March 31, 2015 to reflect the reduction in perceived uncertainties associated with our business plan.

        The fair value of our ordinary shares increased from RMB23.18 as of March 31, 2015 to RMB34.07 as of June 30, 2015. The increase in fair value of our ordinary shares was attributable to organic growth of our business.

        The fair value of our ordinary shares increased from RMB34.07 as of June 30, 2015 to RMB48.40 as of September 30, 2015 and RMB48.64 as of October 31, 2015. The increase in fair value of our ordinary shares was primarily triggered by the fact that on August 18, 2015, we completed the first closing of Series A preferred shares financing from institutional investors and entered into a series of agreements to acquire franchisees within mainland China. We believe the transactions will integrate resources in different regions and further extend our presence in the connection with China e-commerce market. Regarding of the transactions, we adjusted our financial forecast to reflect the expected economic benefits and synergies generated from the transactions. We also lowered the discount rate from 16.0% as of June 30, 2015 to 15.0% as of September 30, 2015 and October 31, 2015, due to the increase size of our business and the reduction in perceived uncertainties associated with our business plan.

        The fair value of our ordinary shares increased slightly from RMB48.64 as of October 31, 2015 to RMB50.11 as of December 31, 2015. The increase in fair value of our ordinary shares was attributable to the second closing of preferred shares—Series A financing from institutional investors.

        The fair value of our ordinary shares increased continuously from RMB50.11 as of December 31, 2015 to RMB67.37 as of June 30, 2016. The increase in fair value of our ordinary shares was mainly attributable to organic growth of our business. Due to the increase in the size of our business and the commencement of our preparation for this offering in April 2016, we lowered the discount rate from 15% as of December 31, 2015 to 14% as of March 31, 2016 and 13.5% as of June 20, 2016 and June 28, 2016.

  Fair Value of Share Unit Awards

        In February 2015, we granted a total of 584,000 redeemable and contingently convertible share units to certain key employees. These awards are classified as liabilities and measured at fair value at the date of the grant and subsequently re-measured at fair value at the end of each reporting period through settlement. Changes in the fair value of the liabilities incurred for these awards are recognized as share based compensation expense. On June 28, 2016, we converted those redeemable and contingently convertible share units into 17,520,000 shares of limited partner interests in the limited partnerships that are shareholders of Zto Es Holding Limited, the holding vehicle of our onshore employee share holding platform. Holders of those shares of limited partner interests are entitled to indirect economic interest in 3,504,000 ordinary shares of the company. The fair value of the limited partner interests at the modification date was based on the fair value of the underlying ordinary shares.

        The following table sets forth information regarding the redeemable share unit with conversion option contingent on IPO granted to eligible employees:

Grant or Re-measure dates	Number of Share Unit Awards	Conversion Ratio	Fair Value per Share Unit	Fair Value of the Share Unit Awards
			(RMB)	(RMB thousands)
February 6, 2015	584,000	1:6	147.10	85,906
March 31, 2015	584,000	1:6	146.47	85,536
June 30, 2015	584,000	1:6	204.56	119,463
September 30, 2015	584,000	1:6	290.42	169,604
October 31, 2015	584,000	1:6	290.42	169,605
December 31, 2015	584,000	1:6	300.00	175,200
March 31, 2016	584,000	1:6	366.15	213,834

        Our share based compensation expense is measured based on the fair value of the share unit awards as calculated under the binomial option pricing model. Management is responsible for determining the fair value of share unit awards granted to employees.

        The key assumptions used to determine the fair value of the share unit awards at the grant date and the re-measure dates were as follows. Changes in these assumptions could significantly affect the fair value of share unit awards and hence the amount of compensation expenses we recognize in our consolidated financial statements.

        Assumptions used in the binomial model are presented below:

	February 6, 2015	March 31, 2015	June 30, 2015	September 30, 2015	October 31, 2015	December 31, 2015	March 31, 2016
Expected volatility(1)	25.1%	24.3%	25.3%	27.5%	28.3%	29.0%	32.0%
Risk-free interest rate (per annum)(2)	1.50%	1.38%	1.35%	1.30%	1.30%	1.51%	1.39%
Risky interest rate (per annum)(3)	6.00%	5.75%	5.25%	5.00%	4.75%	4.75%	4.35%
Expected dividend yield(4)	—	—	—	—	—	—	—
Expected term (in years)(5)	1.9	1.8	1.5	1.3	1.2	1.0	0.8
Fair value of underlying ordinary shares(6)	23.18	23.18	34.07	48.40	48.64	50.11	61.02

(1)
We estimate expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(2)
We estimate risk-free interest rate based on the yield to maturity of relevant government bonds with a maturity similar to the expected expiry of the term.

(3)
We estimate risky interest rate based on the Renminbi-denominated borrowing cost of the company with the term corresponding to the expected time interval.

(4)
We do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(5)
Expected term is the time interval between grant date or re-measure date and expected date of initial public offering.

(6)
The fair value of underlying ordinary share is derived from the previous section.

        The assumptions used in fair value recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, the fair value could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

  Fair Value of Options

        We adopted the 2016 Plan in order to provide appropriate incentives to the relevant directors, executive officers and other employees of the company and its affiliates, pursuant to which the maximum number of shares of the company available for issuance pursuant to all awards under the 2016 Plan shall be 3,000,000 ordinary shares, subject to an annual increase beginning from the fiscal year beginning January 1, 2017. On June 20, 2016, we granted options to purchase 300,000 ordinary shares to certain executive officers of our company at an exercise price of US$9.97 per share under the 2016 Plan. The options expire in 10 years from the date of grant and vest ratably at each grant date anniversary over a requisite service period of five years.

        Our share based compensation expense is measured based on the fair value of options as calculated under the binomial option pricing model. Management is responsible for determining the fair value of options granted to employees.

        The key assumptions used to determine the fair value of options at the grant date as follows. Changes in these assumptions could significantly affect the fair value of options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

June 20, 2016
Risk-free interest rate(1)	2.54%
Contract life(2)	9.7
Expected volatility range(3)	31.25%
Expected dividend yield(4)	3.14%
Exercise multiple(5)	2.8x
Fair value of underlying ordinary shares on the date of option grants (RMB)(6)	67.37

(1)
We estimate risk-free interest rate based on the yield to maturity of relevant government bonds with a maturity similar to the expected expiry of the term.

(2)
Contract life is the time interval between grant date and date of expiring.

(3)
We estimate expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the contract life.

(4)
The dividend yield is estimated with reference to the average dividend yield of the comparable companies.

(5)
The exercise multiple is adopted based on the academic studies, as we are currently a private company and there is not adequate historical exercise behavior for reference.

(6)
The fair value of underlying ordinary share is derived from the previous section.

        The assumptions used in fair value recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, the fair value could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

  Fair Value Determination Related to the Accounting for Business Combinations

        We completed several acquisitions of businesses from our network partners located in certain provinces on January 1, 2014, October 31, 2015 and January 1, 2016 by cash and by issuance of ordinary shares. According to ASC 805, Business Combination, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. ASC 805 also requires that the fair value of the consideration transferred, including any equity securities, to be determined on the acquisition date. We engaged a third party valuation firm to assist us with the valuation of consideration in ordinary shares, property, plant and equipment and intangible assets acquired.

        Income approach (in particular, discounted cash flow method) was used in the determinations of fair value of the equity interest and then the value of ordinary share was derived through an option-pricing model. Replacement cost approach was used to perform the valuation of property, plant and equipment acquired.

        An intangible assets is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. The intangible assets acquired in these acquisitions were assembled workforce, customer service capability and presence in geographic locations/market within PRC, which did not meet the separation criteria or the contractual-legal criteria and therefore are not identifiable and not recognized apart from goodwill.

        We believe that the estimated fair value assigned to the assets acquired is based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

  Share-based compensation

        We follow ASC 718 "Stock Compensation," and under the fair value recognition provisions of ASC 718, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

        Under ASC 718, we applied the Binominal model in determining the fair value of options granted, which has been discussed in fair value of option above. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future.

        In June 2016, we established an employee share holding platform, or the Share Holding Platform, to allow our employees in the PRC to receive share incentives. We accounted for such share incentives as equity awards and measured them at fair value at the date of the grant in accordance with ASC 718. As these awards vested immediately at the date of grant, we recorded share-based compensation at the date of the grant based on a determined per share fair value of our ordinary shares. We engaged a third party valuation firm to assist us with the valuation of the share incentive.

        On June 28, 2016, we converted 584,000 outstanding redeemable and contingently convertible share units into 17,520,000 shares of limited partner interests in the limited partnerships that are shareholders of Zto Es Holding Limited, the holding vehicle of our Share Holding Platform. Upon conversion, the cash redemption right and contingent conversion right were terminated. According to ASC 718, this conversion was accounted for as a modification. We calculate incremental compensation cost of this modification as the excess of the fair value of the modified awards over the fair value of the redeemable and contingently convertible share units as of the last reporting date. We recognize incremental compensation cost in the period the modification occurs as no vesting condition associated with those share incentive.

  Impairment Assessment on Long-Lived Assets and Goodwill

        We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2014 and 2015.

        Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired business. Goodwill is reviewed at least annually for impairment. In our evaluation of goodwill impairment, we first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third-party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter. No impairment charge was recognized for the years ended December 31, 2014, 2015 and for the six months ended June 30, 2016.

  Depreciation and Amortization

        The costs of property and equipment and intangible assets are charged ratably as depreciation and amortization expenses, respectively, over the estimated useful lives of the respective assets using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation and amortization rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore depreciation and amortization expenses in future periods.

Internal Control over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2015, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of December 31, 2015. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified relates to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. The significant deficiency identified relates to the lack of formal risk assessment process and internal control framework. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        To remedy our identified material weakness subsequent to December 31, 2015, we have adopted a few measures to improve our internal control over financial reporting, including, among others: (i) hiring our new chief financial officer with extensive finance, accounting, and SEC reporting experience at U.S.-listed public companies based in China, (ii) hiring additional qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements as well as allocating more staff resources from other accounting teams to our U.S. GAAP reporting team, (iii) organizing regular, appropriate trainings for our accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements, (iv) planning to continuously improve our monthly closing process and develop a comprehensive U.S. GAAP accounting manual as well as related financial reporting and disclosure procedures and monitor compliance, (v) planning to hire an internal audit director and establish our internal audit function after the public offering to design and set up an enhanced internal control framework and procedures, (vi) improving the development, maintenance, and integration of various internal operational and financial systems to ensure the accuracy and timeliness of financial reporting, and (vii) planning to engage an external consulting firm to assist us in assessing Sarbanes-Oxley compliance readiness and improve overall internal controls.

        However, we cannot assure you that we will remediate our material weakness in a timely manner. See "Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud."

        As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an emerging growth company pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Holding Company Structure

        ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

Inflation

        To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

  Foreign Exchange Risk

        Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from this offering into RMB for our operations or capital expenditures, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

        We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their over-allotment option, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$            per ADS. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against Renminbi, from a rate of Renminbi            to US$1.00 to a rate of Renminbi             to US$1.00, will result in an increase of Renminbi             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from a rate of Renminbi            to US$1.00 to a rate of Renminbi            to US$1.00, will result in a decrease of Renminbi             million in our net proceeds from this offering.

  Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

  Commodity Price Risk

        Our exposure to commodity price risk primarily relates to the fuel price in connection with our line-haul transportation. The price and availability of fuel are subject to fluctuations due to changes in the level of global oil production, seasonality, weather, global politics and other factors. Historically, we have not experienced significant pricing pressure in connection with fuel price fluctuation. Despite the recent decline in fuel prices, there is a risk that fuel prices could rise in future periods. In the event of significant fuel price rise, our transportation expenses may rise and our gross profits may decrease if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers in the form of service surcharges.

Recent Accounting Pronouncements

        In May 2014, Financial Accounting Standards Board (or "FASB") issued Accounting Standards Updates (or "ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards ("IFRS"). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of assessing the potential financial impact the adoption will have to us.

        In February 2015, FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning December 15, 2015. Early adoption is permitted. We have early adopted this guidance during the year ended December 31, 2015. When performing the consolidation analysis on Tonglu Tongze, we concluded that we do not have a controlling financial interest in Tonglu Tongze and, therefore, do not consolidate Tonglu Tongze. The early adoption of ASU 2015-02 had no impact on our consolidation analysis of ZTO Express.

        In July 2015, FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. The amendments in this Update require an entity to measure inventory within the scope of this Update at the lower of cost and net realizable value. We do not expect a material impact on our consolidated financial statement upon adoption of this ASU.

        In September 2015, FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. We adopted the new standard during the year ended December 31, 2015, which did not have a significant impact on our financial statements.

        In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We chose to early adopt the new standard and applied retrospectively to all periods presented. We have adopted this guidance during the year ended December 31, 2015 retroactively. The adoption of this guidance did not have a material effect on our financial condition, results of operations and cash flow.

        In January 2016, FASB issued ASU 2016-01, to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. We are in the process of assessing the impact of this ASU on our consolidated financial statements.

        In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

        In March 2016, FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We are in the process of evaluating the impact of this ASU on our consolidated financial statements.

        In March, 2016, FASB issued ASU 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) accruals of compensation costs based on the forfeitures (d) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. We have elected to early adopt this standard on a retrospective basis as we elected to account for forfeitures when they occur to reduce the complexity in the accounting of share based compensation. The adoption of this guidance did not have a material effect on our financial condition, results of operations and cashflow for the year ended December 31, 2015.

        In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). We are in the process of assessing the impact of this ASU on our consolidated financial statements.

INDUSTRY

Overview of Logistics Industry

        Benefiting from its economic growth in the past decade, China has become the world's largest logistics market. In 2015, the total spending on logistics in China reached US$1.7 trillion, 60.4% and 17.4% larger than that of Europe and the United States, respectively, according to the iResearch Report.

        In mature logistics markets such as the United States and Europe, there are integrated operators, such as FedEx and DHL, that cover the full spectrum of logistics services. In China, the logistics industry is at an earlier stage of development compared to the United States. Many players in this industry focus on one particular logistics sub-segment, such as express delivery, or a limited number of logistics service categories.

        The diagram below illustrates the general landscape of the contemporary logistics industry and major sub-segments.

Contemporary Logistics Industry and Sub-Segments

Sub-Segments	Features
Express Delivery	• Timely and door-to-door delivery with minimum warehousing requirements • Parcels are typically subject to weight and size limitations

Contract Logistics

•

Contract logistics typically includes a variety of supply chain services such as supply chain design and management, distribution, warehousing, packaging, labeling and transportation

•

Suppliers of these services are commonly called third-party logistics operators, or 3PL

Warehousing	• Storage-related services for goods and materials

Ground Transportation	• Transportation of unit loads or bulk goods by road or rail through a network of vehicles • Includes less-than-truckload, or LTL, full-truckload, or FTL, and rail transportation services

Freight Forwarding

•

Typically, an asset-light business model where forwarders buy capacity from carriers (airlines, trucking companies, ocean carriers) and offer this capacity to their customers to meet their transportation requirements

Integrated Logistics Services	• Providers of nearly all logistics services in a global scale

China Express Delivery Landscape

        China is the world's largest express delivery market, with total parcel volume of 20.7 billion in 2015, approximately 1.5 times the total parcel volume of the United States, according to the iResearch Report. The market volume is expected to grow at a CAGR of 23.7% from 2015 to 2020, according to the iResearch Report.

Source: iResearch, State Post Bureau of China

        In mature markets such as the United States, Japan and Europe, the express delivery industry is typically consolidated among a few market leaders with the top two players in the United States representing approximately 80% of market share in terms of parcel volume in 2015, according to the iResearch Report. China's express delivery market, in contrast, remains fragmented with the top five Chinese express delivery companies, namely ZTO Express, YTO Express, STO Express, Yunda Express and SF Express, representing approximately 60.1% of the total market share in terms of parcel volume in 2015, according to the iResearch Report. Among these companies, only ZTO Express gained market share in consecutive years from 2011 to 2015. The following diagram demonstrates the shift in market share among China's express delivery companies from 2011 to 2015 in terms of parcel volume.

Market Share Evolvement of China's Express Delivery Market
(Parcel Volume)

Source: iResearch, State Post Bureau of China and publicly available information of YTO, STO and SF

        According to the iResearch Report, China's express delivery service providers generally fall into the following two major categories:

  •
  "Network partner" model.  The majority of China's private domestic express delivery service providers operate under the "network partner" model. The top four domestic express delivery companies that operate under model, namely ZTO Express, STO Express, YTO Express and Yunda Express, are commonly referred to as the "Tongda Operators". The Tongda Operators together accounted for approximately 51.9% of the total express delivery market share in China, measured by total parcel volume in 2015 according to the iResearch Report. These players typically operate a logistics network by focusing on the build-out and operations of the core sorting hubs and line-haul transportation assets while relying on network partners to carry out pickup and last-mile deliveries. As a result of these unique characteristics, the Tongda Operators have the ability to rapidly scale up and expand their networks to meet the demands from the fast-growing e-commerce industry while limiting their capital expenditures.

  •
  "Direct" model:  EMS (a subsidiary of China Post) and SF Express are examples of Chinese express delivery operators that have adopted the "direct" model. This business model is characterized by direct ownership of the entire delivery network including pick-up and last-mile delivery outlets. Their services focus more on delivery of business documents whereas Tongda Operators focus more on deliveries of parcels to individuals. In addition, international express delivery operators such as UPS, FedEx and DHL adopt the direct model or partner with domestic operators for their logistics business in China.

Emergence of Express Delivery Industry in China's E-Commerce Boom

        The express delivery industry is driven by China's fast growing e-commerce market. In the U.S. express delivery market, e-commerce parcels represented approximately 50% of the total parcel volume in 2015, whereas China's express delivery market had 70% of parcel volume from e-commerce in 2015, according to the iResearch Report.

        China's total retail e-commerce GMV reached US$609 billion in 2015, accounting for 12.6% of total retail consumption in 2015 and is expected to increase to US$1,465 billion in 2020, representing a CAGR of 19.2%, according to the iResearch Report. The following factors have historically contributed to and are expected to continue to fuel the growth of China's e-commerce industry:

  •
  Rising middle class and millennials.  The emerging middle class in China plays an important role in driving e-commerce growth. The middle class population in China was 109 million in 2015 and is expected to increase significantly by another 830 million from 2015 to 2030, according to the iResearch Report. In addition, millennials, the generation that is customarily understood to be born after 2000 and constitutes over 17% of the population in China, have a greater tendency to shop online according to the iResearch Report. As they gradually become a primary shopping force in China, e-commerce is expected to receive a powerful demographic boost.

  •
  Growing domestic consumption purchasing power of Chinese consumers.  The rising disposable income level of Chinese consumers has been a major force behind the increasing contribution of consumption to the overall economy. China's disposal income per capita has increased from US$2,260 in 2011 to US$3,533 in 2015, according to the iResearch Report.

  •
  Fragmented retail market and underdeveloped infrastructure.  The traditional "brick and mortar" retail market in China is fragmented and the retail infrastructure is under-developed, making e-commerce an attractive alternative for consumers. For instance, the aggregate market share of the top 20 retailers in China was 3.9% in 2015, compared with 23.9% in the United States, according to the iResearch Report. Additionally, the number of shopping centers per million people in China is only 11% of that in the United States in 2015, according to the iResearch Report.

  •
  Growing Internet and mobile penetration.  China's Internet penetration rate has grown from 38% in 2011 to 50% in 2015, and over 90% of Internet users also access the Internet through mobile devices, according to CNNIC. Increased mobile Internet penetration drives additional e-commerce volume, which generates further growth in express delivery market.

        Social network platforms in China, such as Weixin (WeChat), are another avenue to conduct e-commerce activities due to the low entry barrier, minimal transaction costs and large user base. Merchants on these social networking and other mobile platforms promote and sell their products to friends, acquaintances and other individuals in their social networks. In addition, merchants also use mobile platforms to promote and sell products. These merchants are generally referred to as "micro-merchants". Micro-merchants are geographically dispersed across China and form a highly fragmented marketplace. They rely on express delivery companies to fulfill their orders. The emergence of "micro-merchants" has become a key growth driver of the express delivery industry in China. According to Internet Society of China, the market size of micro-merchant transactions in terms of GMV reached RMB182 billion in 2015 and is expected to grow to RMB361 billion in 2016.

        The express delivery industry also played an instrumental role in enabling e-commerce robust growth. Growing side-by-side with the e-commerce industry, express delivery companies have built extensive logistics infrastructure to meet the strong and varied demands and service needs of e-commerce players. This logistics infrastructure includes both external third-party and in-house infrastructure:

  •
  Third-party logistics.  In 2015, orders on Alibaba's platform accounted for over 78% of the total online shopping market, according to the iResearch Report. Consumers and merchants on the Alibaba marketplace are both highly fragmented and scattered in dispersed locations across regions. Orders on Alibaba's e-commerce platform are fulfilled by third-party express delivery companies that ship and deliver parcels from merchants to consumers. In addition, China Smart Logistics, or Cainiao, provides a logistics information system that connects Alibaba's marketplace merchants with express delivery companies to enhance delivery efficiency. Cainiao is an open logistics data platform with investments from Alibaba, a number of express delivery companies, including ZTO Express and other Tongda Operators, and other investors. Cainiao itself does not provide express delivery services to the merchants operating on Alibaba's platforms. Instead, Cainiao collaborates with selected express delivery companies, including the Tongda Operators, to provide order fulfilment service to the merchants. Merchants on Alibaba's platforms select express delivery companies at their discretion, considering multiple factors, such as service quality, pricing and existing relationships. If they choose to use digital waybills, the merchants can only choose from express delivery companies that have established system communication protocols with Cainiao. Merchants generate service orders in their order management systems, which are connected to Cainiao, and post their orders on Cainiao. Cainiao assigns a digital waybill number that it receives from the selected express delivery company to the merchant's order and forwards the delivery information to the selected express delivery company. The merchant's order management system generates the digital waybill that is affixed to the parcel. The delivery status of the parcel can then be tracked by the express delivery company, the merchant and the consumer as the parcel is transferred through the delivery network.

  •
  In-house logistics.  JD.com and Vipshop are examples of e-commerce players in China who have opted to build out in-house logistics systems. However, they also rely on third-party express delivery companies when their in-house logistics cannot meet customer demand. In addition, players like JD.com also derive a large part of their business from their online marketplace and use third-party logistics providers for fulfillment and delivery. There has been an increasing trend of these players outsourcing logistics services, including parcel deliveries to meet their increasing business needs even though they have built in-house logistics infrastructure.

        According to the iResearch Report, the express delivery market in China in terms of parcel volume is expected to grow at a CAGR of 23.7% from 2015 to 2020, compared to a CAGR for the e-commerce market of 19.2% during the same period, in terms of GMV.

Unique Needs of the Express Delivery Market

        Express delivery service operators must address certain key needs of China's unique e-commerce market:

  •
  Geographically dispersed e-commerce merchants and consumers.  Orders generated from e-commerce market are often characterized by their high frequency, low value and small and irregular sizes. These features are even more apparent in the micro-merchant base of some social network platforms and mobile marketplaces. These distinctive aspects create challenges for the traditional express delivery operators to cater to the needs of both the senders and recipients in this market. For instance, there were over 10 million annual active sellers on Alibaba's e-commerce platform fulfilling orders from over 400 million active buyers as of December 31, 2015, according to the iResearch Report.

  •
  Cost consciousness, timeliness and service quality.  Merchants and consumers consistently expect faster, and more reliable and convenient delivery services at lower cost. Those providers who offer better service with shorter delivery times and lower costs are more likely to become the preferred service providers.

  •
  Infrastructure and penetration in rural areas.  According to the iResearch Report, rural online shopping accounted for approximately 9% of the total e-commerce market share as of 2015. Penetration into rural markets has become a key strategy for e-commerce platforms, which requires strong support in fulfillment capabilities with last-mile logistics facilities. Relatively low order density, imbalanced traffic and less developed infrastructure in rural areas favor express delivery operators that have nationwide coverage, cost advantage and network flexibility.

  •
  Seasonality and peak season demand.  China's express delivery market is seasonal and requires express delivery operators to plan and prepare for the peak season demand in advance.

Compatibility of Network Partner Model with E-commerce

        We believe the network partner model is best suited to support the enormous growth of the e-commerce industry in China. The model enables express delivery companies to serve a fragmented merchant and consumer base and the seasonal demand of the e-commerce industry through the following advantages:

  •
  Network Scalability.  The network partner model enables express delivery companies to quickly penetrate into wide geographic areas at relatively low costs by partnering with local network partners to provide pickup and last-mile delivery services. This helps serve the fragmented merchant and customer base on e-commerce and social network platforms and mobile marketplaces. The direct model is less adaptable to increasing e-commerce demand due to the time required to establish outlets in the new areas, which requires considerable capital outlays.

  •
  Cost Efficiency.  Network partners in the network partner model have the latitude to make local hires under their own payroll, adapt to local supply and demand conditions and make tailored expansion plans. The Tongda Operators, through this model, are able to retain centralized control over sorting and line-haul transportation network while efficiently expanding their pickup and delivery networks at relatively low cost, which helps them achieve higher margins and productivity. The asset-heavy nature of the "direct" model implies higher fixed costs related to network infrastructure and labor costs.

  •
  Network Flexibility.  The network partner model enables express delivery companies to dynamically adjust their capacity to meet the peak demand and avoid delivery delays caused by capacity constraints of sorting hubs and delivery outlets. This can address the peaks in demand for express delivery, particularly during the Singles' Day. Operators under the "direct" model generally face challenges in adjusting their capacity, since it takes time to invest and build the additional capacity to cope with seasonal peaks.

        With these advantages, the Tongda Operators are capable of quickly scaling up and expanding their networks while effectively control the level of capital expenditure incurred. Their services are attractive to e-commerce merchants, who rely on the express delivery companies to fulfill customer orders.

Favorable Government Policies

        In addition to robust economic and e-commerce growth, the development of China's express delivery companies benefits from continuous government support through favorable policies. Over the past several years, the PRC government introduced a series of favorable policies and reforms aimed at supporting the development of the logistics sector in China, particularly the express delivery industry. These policies are generally related to network infrastructure, taxation, technology and other areas.

Key Government Policies Since 2015

Year	Policy	Implication
2015	13th Five-Year (2016 - 2020) Plan

•

Policies, plans and standards specifically designed to improve the distribution and service network in rural areas, to encourage the development of rural e-commerce, and to promote agricultural products

2015	Opinions on Development of Express Delivery Industry ("Opinions")	• Promotion of the integration and efficiency of the Internet and logistics industries to foster e-commerce development and promote industry innovations

• Policy highlights:

• Encourages industry consolidation and public offerings of shares

• Express delivery network to reach 100% coverage of rural China by 2020

Market Trends and Opportunities

        The express delivery industry is expected to benefit from the following market trends and opportunities:

  •
  Market consolidation.  The top five players in the Chinese express delivery market only accounted for approximately 60.1% of the market share, compared with 80.1% market share held by the top two players in the United States in 2015 in terms of total parcel volume, according to the iResearch Report. Given the large potential of economies of scale, China's express delivery market is expected to further consolidate as it becomes more mature. The express delivery operators with network scalability, flexibility, low cost, high quality service and the best-suited business model are more likely to gain further market share.

  •
  Increase in penetration and expansion of service.  In 2015, the number of express parcels delivered in China was approximately 15 units per capita, only around one-third that of the United States, according to the iResearch Report. As penetration rate increases, express delivery companies can increase the density of outlets to capture the market opportunity. In addition, more value-added logistics services may increase average delivery service fee per parcel in China, which is currently much lower than that of the United States (i.e., US$2.2 versus US$6.4) according to the iResearch Report.

  •
  Technological advancement.  Major technology investments can be seen in wider use of sensing and tracking technology, such as (i) radio frequency identification (RFID) for parcel identification and tracking; (ii) in-vehicle information systems used to monitor vehicle performance and fuel consumption; (iii) vehicle tracking systems such as GPS and GIS and (iv) on-road integrated optimization systems used in optimizing route planning. Emerging technologies such as big data analytics, which is supported by the increasing development and adoption of digital waybills, cloud computing and Internet of Things (IoT) also demonstrate new opportunities for the transformation and upgrade of the logistics industry to further improve operational efficiency and profitability.

  •
  Rural area infrastructure development.  According to China State Post Bureau, for the six months ended June 30, 2016, more than 81% of express delivery parcel volume are generated from Eastern China, the more developed region of the country, while Western China accounts for only 7%. In order to resolve the imbalance in parcel volume, the Chinese government issued several favorable policies to promote express delivery services in Western China and the underdeveloped rural areas, creating significant growth opportunities for the express delivery industry. Between 2011 and 2015, parcel volume of Western and central areas in China increased from 740.0 million to 3.7 billion, growing at a CAGR of 49.6%, and is expected to continue to grow significantly in future periods, according to the iResearch Report.

  •
  Emerging logistics opportunities.  Given the synergistic nature of the logistics sub-segments, express delivery companies can leverage their existing platforms and infrastructure to expand service offerings into adjacent areas of the industry, including less-than-truckload, cross-border e-commerce, specialty logistics (such as cold chain), online-to-offline, supply chain management, and supply chain financing, with potential to become fully integrated service providers.

  •
  The cross-border e-commerce GMV reached RMB5 trillion in 2015 and is expected to grow at a CAGR of 18.2% from 2015 to 2020, according to the iResearch Report. Express delivery companies are expected to benefit from the enormous market opportunity of cross-border e-commerce growth.

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  The less-than-truckload services market in China is highly fragmented, with the top four operators in this sector in aggregate accounting for only approximately 5% of the total market size in terms of volume in 2014, according to the iResearch Report. The less-than-truckload services market size increased from RMB500 billion to RMB800 billion from 2013 to 2015, representing a CAGR of 26.5%, and is expected to reach RMB1,609 billion in 2020, representing a CAGR of 15.0% from 2015 to 2020, according to the iResearch Report.

BUSINESS

Our Mission

        Our mission is to bring happiness to more people through our services. Through our distinctive network partner model, we are constantly creating value for numerous merchants, consumers, business partners, employees and investors. We strive to provide timely and reliable express delivery services to consumers, create jobs for employees and delivery personnel in the ZTO network, promote entrepreneurship among our business partners, and ultimately help ordinary people accomplish their goals. We are proud to be an essential part of the e-commerce infrastructure in China and will continue to fuel its growth in the years to come. We focus on long-term, sustainable growth together with our stakeholders and aspire to become a leading player in the global express delivery industry.

Our Values

        Our values are fundamental to the way we operate and achieve future growth. Our core values are:

        Shared success:    We strive to become the "partner of choice," aligning our interest with that of all key stakeholders in our business network. We believe we win when our stakeholders win.

        Trust and accountability:    We promote mutual trust among our network partners, employees and us. We expect them to uphold the high standards of integrity and fulfil their commitments.

        Innovation and entrepreneurship:    We champion innovative business practices and technologies that improve the way we operate and serve our customers. We foster the entrepreneurial spirit among our network partners and employees to reinforce our competitive advantages.

Business Overview

        We are a leading express delivery company in China and one of the largest express delivery companies globally, in terms of total parcel volume in 2015, according to the iResearch Report. We have demonstrated the fastest growth rate among the top five Chinese express delivery companies as of December 31, 2015, with our annual parcel volume growing at a CAGR of 80.3% between 2011 and 2015, during which we recorded consecutive annual increases in market share. We have achieved superior profitability along with our rapid growth. Our operating margin in 2015 was 25.1%, which was one of the highest among the major publicly listed logistics companies globally.

        The chart below sets forth our annual parcel volume in the periods presented.

        We provide express delivery service through our nationwide network as well as other value-added logistics services. We have developed one of the most extensive and reliable delivery networks in China covering over 96% of China's cities and counties as of June 30, 2016. China's rapidly expanding e-commerce market, which reached US$609 billion in terms of total retail GMV in 2015 according to the iResearch Report, has created strong demand for our services. We are both a key enabler and a direct beneficiary of China's fast-growing e-commerce market. We have established ourselves as one of the largest express delivery service providers for millions of online merchants and consumers transacting on leading Chinese e-commerce platforms, such as Alibaba and JD.com. Globally, we provide delivery services in key overseas markets through our business partners, while we are expanding our coverage in international express delivery business and enhancing collaborations with international industry players.

        We operate a highly scalable network partner model, which we believe is best suited to support the enormous growth of e-commerce in China. We leverage our network partners to provide pickup and last-mile delivery services, while we control the mission-critical line-haul transportation and sorting network within the express delivery service value chain. The network partner model is developed to reach and serve the Chinese e-commerce industry's fragmented and geographically dispersed merchant and consumer base and seasonal demand. It allows us to achieve strong operating leverage through minimizing fixed costs and capital requirements, consequently driving higher return on invested capital and equity.

        We have established a distinctive "shared success" system, which enables us to align the interests of our network partners, management and employees with ours through a reward and risk sharing mechanism. This shared success system incentivizes our network partners to maximize their growth and profitability and strengthens their loyalty to our ZTO brand and business. The general managers of our key regions collectively hold a significant equity stake in our company, and we believe this initiative incentivizes our key stakeholders and further ensures the stability of our network. In addition, our innovative, entrepreneurial approach has led to a number of industry firsts. We were first in the industry to introduce a fee sharing mechanism in which the pickup and delivery outlets share the delivery service fees of each delivery order. We also foster an effective and transparent system that enables our network partners to exit our network by transferring their business to buyers approved by us and benefit from any value appreciation of their business through such transfers. We facilitate those transfers by providing information and guidance on valuation of the transferred business with participation by both parties.

        Operational efficiency and cost management are critical to the success of an express delivery business. We have achieved strong operational efficiency through centralized control and management of 74 sorting hubs and a fleet of over 3,300 trucks, route planning and optimization, as well as our proprietary waybill tracking system and transportation management system.

        We strive to maintain high quality service and customer satisfaction. We have established proven systems and procedures which have been critical in achieving service standardization and control over the quality of services rendered by us and our network partners. We constantly monitor a series of key service quality indicators such as delivery delay rate, complaint rate and damaged parcel rate and have improved each of these measures over the past three years. Our superior service quality is reflected by rankings published by authoritative institutions. For example, we ranked top three in the 2015 express deliveries user satisfaction survey and the 2015 express delivery companies punctuality survey, both conducted by the State Post Bureau of China.

        We have achieved significant growth and profitability. Our total parcel volume increased from 279 million in 2011 to 2,946 million in 2015. Our parcel volume in the six months ended June 30, 2016 was 1,913 million, which represents a 58.3% increase from 1,185 million in the same period in 2015. Our total parcel volume in July and August 2016 was 697.9 million. Our revenues increased from RMB3.9 billion in 2014 to RMB6.1 billion (US$915.8 million) in 2015. We generated operating profit of RMB600.3 million and RMB1.5 billion (US$230.1 million) in 2014 and 2015, respectively. Our operating profit margin was 15.4% and 25.1% in 2014 and 2015, respectively. Our revenues increased from RMB2.5 billion in the six months ended June 30, 2015 to RMB4.2 billion (US$638.8 million) in the same period in 2016. We generated operating profit of RMB 579.9 million and RMB1.1 billion (US$159.0 million) in the six months ended June 30, 2015 and 2016, respectively. Our operating profit margin was 23.3% and 24.9% in the six months ended June 30, 2015 and 2016, respectively.

Our Strengths

        We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

  Leading and fastest growing express delivery company in China

        We are a leading express delivery company in China and one of the largest express delivery companies globally, in terms of total parcel volume in 2015, according to the iResearch Report. Our parcel volume in the first quarter of 2016 was 827.7 million, which accounted for approximately 14.4% of the total express delivery parcel volume in China during that period as reported by the iResearch Report. We have established ourselves as one of the key express delivery service providers for millions of online merchants and consumers transacting on leading Chinese e-commerce players, such as Alibaba and JD.com.

        We have achieved tremendous scale and growth since our inception while maintaining our profitability. Our annual parcel volume grew at a CAGR of 80.3% from 2011 to 2015, making us the fastest growing company among the top five Chinese express delivery companies over the past five years, according to the iResearch Report. See "Business—Business Overview" for more information on our annual parcel volume in each year between 2011 and 2015. As a result, we have continually gained market share in terms of parcel volume over the past five years, increasing from 7.6% in 2011 to 14.3% in 2015. Furthermore, we have achieved profitability and had operating profit of RMB600.3 million and RMB1.5 billion (US$230.1 million) and operating profit margin of 15.4% and 25.1% in 2014 and 2015, respectively. We generated operating profit of RMB579.9 million and RMB1.1 billion (US$159.0 million) and our operating profit margin was 23.3% and 24.9% in the six months ended June 30, 2015 and 2016, respectively. We believe our market leading position and scale lead to increase in our operating leverage and profitability.

  Highly scalable network partner model enabling China's e-commerce growth

        We believe our highly scalable network partner model is best suited to support the enormous growth of e-commerce in China, which is the largest globally in terms of parcel volume, according to the iResearch Report. China's total retail e-commerce GMV reached US$609 billion in 2015 and we are an essential part of the infrastructure that enabled its growth. Our model is well-suited to serve a fragmented and geographically dispersed merchant and consumer base and cope with the seasonal demand of the e-commerce industry. We are able to expand our nationwide network quickly and provide e-commerce merchants with greater geographic reach at low cost.

        Our network partner model is designed to be flexible and scalable. We own and operate most of the mission-critical line-haul transportation and sorting network while our independent network partners operate our ZTO-branded outlets, which provide pickup and last-mile delivery services. Under our network partner model, we leverage the resources and operating capabilities of our network partners to efficiently expand our network with less capital outlay and lower labor costs. As of June 30, 2016, our core line-haul transportation and sorting network of 68 sorting hubs operated by us supported over 23,000 outlets owned by our network partners. Our extensive network in China covered over 96% of its cities and counties as of June 30, 2016, with a total parcel volume of 2,946 million in 2015 and 1,913 million in the six months ended June 30, 2016.

        The scalability of our network enables e-commerce merchants to leverage our broad geographic coverage and reach a diversified base of consumers at low cost and within a short delivery time. As a result, e-commerce consumers are offered a time and cost efficient shopping experience. We can dynamically adjust our network capacity to cope with peak demand and respond to seasonality swings in demand. We also have the ability to allocate sorting capacities among adjacent sorting hubs and our network partners have greater flexibility in adding temporary workers. For example, in the week following the 2015 Singles'

Day, the retail sales day in China which takes place annually on November 11, our highest daily parcel pickup volume was over 29 million, which was more than three times our average daily parcel pickup volume in 2015. We did not experience any significant delivery delays during that period.

  Distinctive shared success system strengthening brand loyalty and maximizing performance

        We also attribute our success to the thorough implementation of our deeply rooted management philosophy of "shared success" in all aspects of our business. Our shared success system aligns the interests of our network partners with ours, fully incentivizes our network partners to maximize their growth and profitability and strengthens their loyalty to our ZTO brand and business. Our general managers of key regions collectively hold a significant equity stake in our company, and we believe this initiative fully incentivizes and aligns the interests of our key stakeholders and further ensures the stability of our network.

        We are also the first express delivery company in China to introduce and consistently execute many industry-defining innovative approaches to incentivize key stakeholders. For example, we were first in the industry to have introduced a sharing mechanism of delivery services fees. As our pickup and delivery outlets in different regions may experience significantly imbalanced service demand volume due to the high fragmentation of the e-commerce merchant and consumer base in China, there may be a significant outlet revenue disparity because the delivery service fee is typically charged by the pickup outlet. To reduce revenue disparity and improve the stability of our network, we require the pickup outlet to pay part of the last-mile delivery fees to the delivery outlet. Over the years, we have continued to refine this mechanism and have now built a database of tiered and outlet-specific fee sharing rates. This incentivizes our network partners with generally lower pickup volume and higher last-mile delivery volume to continue working with us, resulting in a well-balanced network.

        In addition, we foster an effective and transparent system, which enables our network partners to transfer their business and benefit from any value appreciation of their business. This helps to maximize the return on our network partners' investments and encourages them to improve the fundamentals of the outlets, such as higher local market share, higher customer satisfaction rates and profitability.

        We believe our shared success system fosters healthy and sustainable growth of our business.

  Strong operational capabilities and cost leadership

        Our scale and operational efficiencies have enabled us to achieve leading cost advantages in the industry. Our headquarters oversees and centrally administers the various functions of our core networks and coordinates our land acquisition, facility planning, equipment and fleet procurement, route optimization and technology investment to jointly achieve greater efficiency.

        We believe one of our key strengths is our ability to acquire sizable parcels of land in strategic locations with convenient access to major highways for the construction of our sorting hubs. We connect our sorting hubs with over 1,800 well-planned line-haul routes. Our centralized route planning reduces the number of times each parcel is handled by our sorting hubs, improves our truck utilization, and lowers our transportation costs. When planning the routes, we prioritize the efficiency of the entire network over the interest of individual network partners. For each parcel on the road, we deliver it to the sorting hub closest to its destination irrespective of whether the sorting hub and the destination are located in regions covered by different network partners. This largely reduces transportation time and lowers our transportation cost.

        Our fleet consists of more than 2,100 self-owned trucks, over 680 of which are high capacity 15-17 meter long models, as of June 30, 2016. Our use of new 15-17 meter long trucks, which have nearly twice the loading capacity of 9.6 meter long trucks with minimal incremental costs, contributes to lower unit line-haul transportation cost. The centralized planning and design of our sorting hubs with extra capacity provides sufficient parking and operation space for 15-17 meter trucks. We deploy suitable models of trucks to cope with different transportation conditions so that we can reduce our transportation cost.

        We operate a large percentage of our sorting hubs, and they benefit from our investments in equipment and technologies that enhance productivity. For example, we partner with a renowned research institution in China to develop critical parts of our automated sorting equipment to ensure they are customized to meet our unique operational requirements at lower costs compared to the imported equipment. We also equip an increasing number of our sorting hubs with extendable belt conveyor. Such initiatives substantially improved our parcel loading, unloading and sorting efficiency.

        To further enhance our operational efficiency, we have also invested in our IT systems, such as our proprietary waybill tracking system, transportation management system, and network payment settlement system, to support the smooth operation of our network. Our waybill tracking system allows us to track each parcel processed through our network and monitor the real-time movement of each on-duty truck using GPS technology.

        Our cost leadership will continue to benefit from our economies of scale. After our initial investments in sorting hub construction and equipment purchase as well as self-owned fleet, our network is now able to handle additional parcels at minimum marginal operating cost. Our scale of operation also helps to drive down our procurement cost through our centralized procurement of fleet, equipment and consumables for ourselves and our network partners. We achieved outstanding operating margins of 15.4% and 25.1% in 2014 and 2015, respectively, while our annual parcel volume increased from 1,816 million to 2,946 million in the same periods. Our operating margin was 23.3% and 24.9% in the six months ended June 30, 2015 and 2016, respectively. Our parcel volume increased from 1,185 million in the six months ended June 30, 2015 to 1,913 million in the same period in 2016.

  Superior service quality

        Together with our network partners, we strive to provide superior services consistently to our end customers. We have successfully established and streamlined policies and processes to achieve standardization and control over service quality throughout our network. We keep on monitoring a series of key service quality indicators such as parcel delay rate, complaint rate and damaged parcel rate and have further reduced each of these rates over the years. We also provide regular systematic training to our network partners, who interact with our end customers directly. We periodically review their performance with customer satisfaction as a key performance indicator and provide rewards and impose penalties depending on the review results.

        In addition, our call center is localized with branch offices in over 18 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use the same system and database. Our system automatically forwards incoming calls to the local branch near the caller's location. Our approximately 780 call center representatives adhere to a nationwide customer service standard and their local knowledge contributes to enhanced customer service effectiveness.

        Our service quality is industry-leading, according to third-party reports. We are ranked in the top three of major Chinese express delivery services companies in terms of overall customer satisfaction in 2014 and 2015, according to the China Express Delivery Services Customer Satisfaction Rate Report of Horizon Consulting Group. We ranked top three in the 2015 express deliveries user satisfaction survey and the 2015 express delivery companies punctuality survey, both conducted by the State Post Bureau of China. According to statistics released by the State Post Bureau of China, we are one of the three major express delivery companies that have the lowest complaint rates in each of the first three months of 2016. We believe more and more e-commerce merchants and consumers will choose our services due to our superior service quality.

  Experienced and entrepreneurial management team and strong corporate culture

        We have an experienced and entrepreneurial management team with a proven track record. Majority of our senior management having been with us since our inception. Our management has introduced and refined many key industry innovations, such as the introduction of the sharing mechanism of delivery service fees, the formation of our self-owned fleet, and the creation of the system facilitating transfer of business by our network partners. Our founder, chairman of the board and chief executive officer, Mr. Meisong Lai, is recognized as a leading figure in China's express delivery industry. Under the leadership of our management team, we have become a leading player in the express delivery industry in China within a short operating history.

        Our unique corporate culture embodied in our mission, vision and values drives the livelihood of a healthy working environment with productivity and aligns the interests of our network partners and employees with ours.

Our Strategies

        We aspire to become a leading player in the global express delivery industry and we intend to pursue the following strategies to further grow our business:

  Strengthen our leading market position in China

        We plan to further enhance our operational capabilities and expand our capacity in the express delivery business. We expect to add or expand sorting hubs in strategic locations to boost future growth, and to enhance the efficiency of existing hubs with design optimization and higher automation levels to meet increasing capacity demands. We expect to expand and upgrade our line-haul fleet to increase the portion of larger trucks with greater carrying capacity to reduce unit transportation costs. Furthermore, we plan to continue enhancing our domestic network density and penetration in inland cities and remote rural areas, targeting to increase township-level coverage from approximately 65% currently to more than 80% by 2020. We may also seek to increase our market share through market consolidation.

  Enhance our technology platform and infrastructure

        We intend to continue to invest in information technology and equipment to enhance operational efficiency and reliability, improve customer experience and reduce costs. Our initiatives include wider use of digital waybills, further optimization in route planning based on data mining and analysis and greater sorting automation. We will also upgrade and improve the integration of our existing operation and financial systems. As a long-term initiative, we plan to continue to cooperate with renowned research institutions to develop more tailor-made equipment and technology systems to further improve efficiency.

  Expand our presence in the cross-border e-commerce market

        We expect to expand our presence in the cross-border e-commerce market. The cross-border e-commerce GMV in China reached RMB5 trillion in 2015, and is expected to grow at a CAGR of 18.2% from 2015 to 2020, according to the iResearch Report. We plan to leverage our extensive domestic delivery network and capabilities and seek alliances with global logistics and postal service providers to strengthen our presence in the cross-border e-commerce markets.

  Broaden our service offerings and expand our customer base

        We may selectively invest in new service offerings to capture existing and new market growth opportunities, including less-than-truckload logistics and backhaul trucking logistics. We also plan to further penetrate and expand our customer base across different industries, such as manufacturing and agriculture.

  Pursue strategic alliances and select acquisition opportunities

        We aim to selectively form additional strategic alliances with overseas logistics companies and other partners that bring synergies with our business. We also plan to selectively pursue acquisitions of companies that are complementary to our business and operations.

Service Offerings by Us and Our Network Partners

        Through our network and together with our network partners, we provide domestic and international express delivery services supplemented by other value-added services. We mainly provide express deliveries in China of parcels weighing under 50 kilograms with expected delivery time ranging from 24 to 72 hours.

        The following chart sets out the services provided by us and our network partners.

Express delivery service process

        The following diagram illustrates the process for the completion of a typical domestic delivery order.

        Step 1: Parcel Pickup.    Our pickup outlet arranges for a courier to collect the parcel from the sender once they receive a delivery order. Unless the sender chooses pay-at-arrival service, our pickup outlet collects the delivery service fee from the sender at the time of pickup. The pickup outlet collects and sends the parcels to our sorting hub covering its region once or twice per day depending on parcel volume. Typically, parcels that are picked up before 6 p.m. will be shipped to the sorting hub on the same day. Through each waybill, we assign a unique tracking number and corresponding barcode to each parcel. The waybills, coupled with our automated systems, allow us to track the status of each individual parcel throughout the entire pickup, sorting and delivery process.

        Step 2: Parcel Sorting and Line-Haul Transportation.    Upon receipt of parcels shipped from various pickup outlets within its coverage area, the sorting hub sorts, further packs and dispatches the parcels to the destination sorting hub. We provide line-haul transportation services between sorting hubs. Barcodes on each waybill attached to the parcels are scanned as they go through each sorting and transportation gateway so that we can keep track of the service progress.

        Step 3: Parcel Delivery.    Our destination sorting hub unloads and sorts the parcels, which are then delivered to the recipients by our delivery outlets. Once the recipient signs on the waybill to confirm receipt, a full service cycle is completed and the settlement of delivery service fee promptly ensues on our network payment settlement system.

Express delivery service pricing

        The network transit fees we charge our network partners for the express delivery services we provide to them primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. We determine our pricing based on the operating costs of our business, while also considering other factors including market conditions and competitions as well as our service quality. Our service pricing may also be affected by market conditions and competition faced by our network partners. There has historically been declines in delivery service fees charged by our network partners, partially due to market competition. Based on the market conditions and our cost base, we may evaluate and adjust our service pricing from time to time.

        Senders are generally required to pay delivery service fees to our pickup outlets and our network partners have full discretion over the pricing of their services. Our network partners determine their pricing mainly based on their total cost of operations, which mainly includes the network transit fees we charge, the last-mile delivery fees paid to the delivery network partners, as well as the outlet operating costs. They also consider other factors including market conditions and competitions as well as their service quality. We do not set any explicit limitations on pricing and allow pricing latitude to our network partners so that they can effectively respond to the competitive dynamics in their local markets with tailor-made pricing based on the business volume and long-term prospect of each sender. We believe this model helps to leverage our network partners' entrepreneurship and their insights into the local market. We believe this pricing method strengthens the stability of our network.

Our Network and Infrastructure

        Our network consists of our directly operated core sorting hubs and line-haul transportation network and network partner-operated outlets across China.

  Sorting hubs

        Our sorting hubs are connected by the line-haul transportation network that we operate. They collect parcels from outlets within their respective coverage area, sort them according to their destinations and dispatch them to the destination sorting hub. As of June 30, 2016, we operate 68 sorting hubs and our business partners operate six sorting hubs. These sorting hubs did not experience any significant service interruption even during the peak season of the year. The remaining six sorting hubs are located in remote areas in China and we work closely with their independent third-party owners to effectively operate those hubs. The following map shows our nationwide sorting network as of June 30, 2016. In addition to the sorting hubs, our network partners also operate two sorting facilities in Inner Mongolia and Tibet, respectively.

        Our centralized planning team coordinates the development of new hubs and the expansion of existing ones in aspects including site selection, facility layout design and equipment purchase. We consider adding new sorting hubs to our network if they can optimize our route or increase our capacity in the surrounding area. We select sites with convenient access to major highways to improve efficiency and reduce cost. We design new hubs with their expected growth in mind and build in extra capacity for volume growth in the foreseeable future. We equip our hubs with sorting and loading equipment that best fits our needs. For example, we commissioned a renowned Chinese research institution to design and develop microchips and other critical parts of sorting equipment tailored to support our operations. This tailor-made equipment has lower procurement and maintenance costs and higher operational efficiency compared with non-customized products available on the market.

        We believe that our sorting hubs are among the most efficient in the industry. Our waybill tracking system monitors the status of parcel movement and enables us to identify hubs with the need for additional investment or resource allocation to increase sorting speed.

        When planning routes, we prioritize the efficiency of the entire network over the interest of any individual network partner. We dispatch each parcel to the sorting hub closest to its destination even if the sorting hub and the destination are located in different administrative regions. This greatly reduces transportation time and lowers our transportation cost. Our seamless route planning and management benefit from our experience accumulated through years of optimization and the support of our information technology infrastructure, which enables dynamic tracking and monitoring of parcel movement.

        Eighteen of the sorting hubs operated by us are located on the premises we own and 50 on leased premises. We plan to acquire more land for our sorting hubs to invest for long-term and more stable operations on land that we own. In connection with our enterprise customer services, from time to time we provide temporary warehousing services to our key account customers to store their products close to their target demographics.

  Line-haul transportation network

        We connect our sorting hubs with over 1,800 well-planned line-haul routes. We utilize a self-owned fleet, a fleet majority owned by our employees and contracted vehicles to form our line-haul transportation network responsible for the long-distance, high-capacity transportation of parcels. We control the route planning and vehicle dispatch of our entire line-haul transportation system. Leveraging our centralized transportation management system, we plan our routes to achieve lower transportation cost and transit times.

        Our fleet consists of more than 2,100 self-owned trucks, approximately 680 of which are high capacity 15-17 meter long models as of June 30, 2016. Our use of new models of 15-17 meter long trucks, which have nearly twice the loading capacity of 9.6 meter long trucks commonly used in the industry with minimal marginal cost, contributes to lower unit line-haul transportation cost. The centralized planning and design of our sorting hubs with extra parking space allows us to lower transportation cost of parcels. We invest in this fleet with our own funds and are therefore able to adjust the ratio of different vehicle models swiftly to react to changes in operational needs.

        We outsource part of our line-haul transportation to Tonglu Tongze, a transportation operator that works exclusively for us. Tonglu Tongze has a fleet of approximately 1,200 trucks (mostly 9.6 meter long trucks) as of June 30, 2016. Certain of our employees, employees of Tonglu Tongze and other shareholders beneficially own 76.6%, 5.0% and 18.4% of Tonglu Tongze as of June 30, 2016, respectively. Through written proxies, all shareholders of Tonglu Tongze have appointed three of our mid-level managers as nominee shareholders who do not hold equity interests in Tonglu Tongze, to exercise all of their shareholder rights (except dividend rights). Daily operations of Tonglu Tongze are managed by its own employees. Tonglu Tongze purchases vehicles with its own funds, and they implement their fleet's truck dispatching plans according to our network needs. The price we pay to Tonglu Tongze is based on our market insights on cost factors, including (i) toll cost based on route, (ii) fuel cost based on route, type of truck used and fuel price, and (iii) other costs such as drivers' compensation, depreciation and maintenance cost. We use the same criteria and standards for pricing when we contract independent third-party transportation companies. We typically use the Tonglu Tongze fleet for round-trip transportation.

        We also contract other independent third-party transportation companies for additional capacity. In most of those cases, we use their services for single trip transportation when we foresee a low return trip truckload. We carefully review the operating history, fleet condition and other criteria of the candidates to select only reliable providers.

  Pickup and delivery outlets

        Our outlets are all operated by our network partners and not owned by us. The network partners primarily provide the pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders generated within that area. As of June 30, 2016, our network had over 23,000 outlets nationwide. Our outlets cover 96% of China's cities and counties as of June 30, 2016. We closely monitor the performance of our outlets and provide incentives to our network partners to maximize performance.

Our Network Partner Model

        Our network partners own and operate the business of the pickup and delivery outlets under our brand and form an important part of our network system. The diagram below illustrates our network partner model.

        As of June 30, 2016, we had 3,541 direct network partners who have entered into cooperation agreements with us. These agreements generally have a term of one or three years and the direct network partner may elect to renew the agreement upon expiration if it remains in our network. Our network partners pay us recurring network transit fees for the express delivery services we provide to them. We have the right to impose monetary penalties on our direct network partners for failure to adhere to the cooperation terms. A direct network partner is also required to place a deposit with us as guarantee for its performance. We authorize our direct network partners to carry out express delivery business under our "Zhongtong" or "ZTO" brand and mandate the unified application of our logos on outlets, personnel uniforms, transportation vehicles and packaging materials.

        Through our agreements with them, we authorize our direct network partners to exclusively operate ZTO-branded express delivery business within a designated area, the size of which ranges from a township to a province. Depending on the size of, and the business volume in, their respective authorized areas, many of our direct network partners subcontract a portion of their business to third parties under our consent. We do not directly enter into cooperation agreements with those third parties and refer to them as our indirect network partners. Indirect network partners are also authorized to operate ZTO-branded express delivery business.

        Our Zhongtian and Ping'an systems provide the technology infrastructure for the management of our network partners. Our Zhongtian system tracks each delivery order and calculates the network transit fees payable to us, and the last-mile delivery fees payable to our direct network partners and, where applicable, our indirect network partners. Our Ping'an system is synchronized regularly and retrieve the fee balances from our Zhongtian system. With this information, the Ping'an system manages the settlement of amounts from our direct network partners to us for parcel transit in our network. All of our direct network partners have an account on the Ping'an system and we require them to make a deposit into their respective account both for efficient settlement and as guarantee for the performance of their obligations. After each synchronization, the Ping'an system automatically transfers funds from the accounts of our network partners to ours as settlement. The Ping'an system also handles payment settlements among our direct network partners.

        All of our direct network partners and most of our indirect network partners work with us exclusively. A small number of our indirect network partners also operate their outlets for other express delivery companies. This is typically limited to situations where an outlet is located in a remote or isolated area or newly-entered market. Such exception to our exclusivity requirement in those situations helps to increase the outlet's business volume to support its business.

        We control the qualification of new network partners and provide extensive ongoing training to our network partners. We also periodically review the performance of our network partners with indicators including parcel volume, local market share, service quality and parcel safety/security. We consider the conditions and forecast of the local market to set guidance for those indicators. We set guidance and review the performance of our network partners, as well as certain pickup and delivery outlets with large parcel volume. For all other regions, we set guidance and review our direct network partners at the provincial level. We reward those who significantly outperform the targets with fee discount. We believe those measures ultimately also provide incentives to our indirect network partners.

        If a direct network partner continuously fails to meet our performance targets, we can unilaterally terminate our cooperation with it, which historically has only occurred in isolated cases. In those cases, we introduce qualified buyers vetted by us or, in the cases where the exiting direct network partner has already identified a buyer itself, we review the buyer's credentials and decide whether to accept it as a new direct network partner. This process also applies to voluntary departure by direct network partners.

        We offer our network partners latitude in their pricing and operation. The network partners have full discretion over their daily operations and make localized decisions with respect to facilities, vehicles and recruitment to meet their capacity and service needs. We believe this model incentivizes our network partners to be entrepreneurial and innovative and provides them with the flexibility to compete effectively in their local market.

        We strive to promote balanced development among all our network partners. For example, we first adopted and continue to refine the sharing mechanism of delivery service fees to help balance the disparity in business volume and composition between network partners due to China's geographical imbalance in economic development. In addition, we foster an effective and transparent system, which enables our network partners to exit our network by transfering their business to buyers approved by us and benefit from any value appreciation of their business through such transfers. We facilitate those transfers by providing information and guidance on valuation of the transferred business with participation by both sides. This helps maximize the return on our network partners' investments and encourages them to improve the fundamentals of their outlets, such as higher local market share, higher customer satisfaction rates and profitability. Furthermore, we have also established partnerships with a few domestic banks to recommend qualified network partners in need of financing. Although we do not provide guarantees for the network partners, we believe the arrangement allows them to find and diversify capital sources needed to support their business and growth.

        With this highly scalable model, we are able to leverage the resources of network partners to achieve rapid expansion and deep penetration of our network without significant resources outlay by ourselves.

Our Customers

        The following chart illustrates our direct and end customers.

        Our direct customers are our direct network partners, who, along with our indirect partners, own and operate pickup and delivery outlets. We provide them with access to our core line-haul transportation and sorting network, which form the infrastructure of their and our indirect partners' express delivery services. In addition, we also directly serve some enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to consumers.

        Together with our network partners, we mainly serve e-commerce merchants and other express service users as our end customers. A significant portion of our end customers are merchants on China's e-commerce platforms. We have established ourselves as one of the largest express delivery service providers for millions of online merchants and consumers transacting on the leading Chinese e-commerce platforms, such as Alibaba and JD.com.

Customer Service

        We believe our superior customer service enhances our customer loyalty and brand image. Our network partners directly interact with our end customers, and we provide ongoing training and conduct regular performance reviews to ensure that they provide quality customer services.

        We also operate a call center system providing real-time assistance by our representatives during business hours, seven days a week. Our automated system continues to respond to inquiries outside of business hours and forwards complicated inquiries to our call center representatives for further handling. Our call center is localized with branch offices in over 18 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use the same call system and database. Our call system automatically forwards incoming calls to the local branch near the caller's location. Our approximately 780 call center representatives adhere to the same customer service standards nationwide and their local knowledge contributes to enhanced customer service effectiveness. We provide regular trainings to our representatives and review the callers' level of satisfaction with their service. At the end of each call, we ask the caller to grade the quality of our customer service and a designated call-back team follows up on all incidences of dissatisfaction. For each complaint, we strive to provide a response within seven days.

Information Technology and Intellectual Property

        We have built our technology system with third-party software and systems and have refined and tailored them to suit our operational needs. We design and utilize our technology systems to enhance the efficiency and scalability of our network. They play an important role in the success of our business. The principal components of our technology system include:

        Zhongtian System—The Zhongtian system is the technology backbone for our express delivery management with the following main functions:

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  Parcel sorting, transportation and tracking management. Our parcels are sorted and dispatched based on routing logic through the Zhongtian system. Our Zhongtian system provides the technology backbone and our scanners identify and extract the parcels' addresses. The parcels are then manually or automatically sorted into different baggage by the area of delivery for shipment. With this system, we can track each parcel processed through our network based on a unique waybill barcode assigned to each parcel. As the parcel moves through each gateway, its barcode is scanned and its route and other delivery information are input into the Zhongtian system. We also monitor the capacity of our sorting hubs on our Zhongtian system and monitor the real-time movement of each on-duty truck with GPS and GIS technology that is synchronized with the Zhongtian system.

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  Settlement payment calculation. The Zhongtian System tracks each delivery order and, according to pre-set formulae, calculates the network transit fees payable to us, and last-mile delivery fees payable to our direct network partners and, where applicable, our indirect network partners.

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  Platform integration. Our Zhongtian system is connected to the order systems of major e-commerce platforms and vertical e-commerce websites in China. Merchants can therefore seamlessly send delivery orders to our outlets via our Zhongtian system.

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  Mobile application. The Zhongtian system also supports our mobile application so that our pickup and delivery personnel are able to handle functions such as digital waybill printing, order pickup, parcel tracking, receipt signing on mobile devices.

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  Customer service support. Our call center staff have access to the Zhongtian system's database to provide better and more effective customer service. The automated customer service functions on our website and WeChat public account allow end customers to track parcels and search outlet location with the data support from Zhongtian system.

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  Management of sale of accessories. Our network partners make online purchases of accessories from us utilizing the accessories management module of Zhongtian system. The network partners log on to our system to place orders for waybills, packing materials, portable barcode scanners and other accessories. We then send out the accessories to the network partners once we have checked the orders received.

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  Data analytics and decision support. The Zhongtian system collects and provides operational data such as parcel volume, hub utilization and parcel delivery speed, which is valuable information to analyze and enhance our and our network partners' performance. It provides a dashboard available to our core management team with various data and analytical tools. By utilizing the dashboard, our management can monitor and evaluate our business real-time with data support.

        Ping'an Settlement System—The Ping'an system is synchronized regularly and obtains the fee balances from our Zhongtian system. With this information, the Ping'an system manages the settlement of amounts from our direct network partners to us for parcel transit on our network. All our direct network partners have an account on the Ping'an system and we require them to make a deposit into their account both for efficient settlement and as guarantee for the performance of their other obligations. After each synchronization, the Ping'an system automatically transfers funds from the accounts of our network partners to ours as settlement. The Ping'an system is also capable of handling payment settlements among our direct network partners. For example, upon the completion of a delivery order, the system automatically transfers the applicable amount of last-mile delivery fee from the pickup outlet's account on the system to that of the delivery outlet.

        We have leased a high grade data center in Zhejiang province to support our core operational systems such as Zhongtian, transportation management system and Ping'an. Our server center in Shanghai mainly provides the network infrastructure for our managerial, data backup and other non-core functions. We have adopted security policies and measures, including encryption technology, to protect our software, proprietary data and customer information. Our system is configured with multiple layers of security to prevent our software and databases from unauthorized access and we implement security protocols for communication among applications. We utilize a system of firewalls to prevent unauthorized access to our internal systems. Exchange of critical data on our website and public and private interfaces use the Secure Sockets Layer networking protocol, a standard security technology for establishing encrypted network communications. We back up our databases, including customer data, regularly with both on-site and off-site storage. Encryption is used to secure sensitive information when it is in transit or being stored.

        We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of June 30, 2016, we owned nine computer software copyrights in China for various aspects of our operations and maintained seven trademark registrations inside China. As of June 30, 2016, we had registered six domain names, including www.zto.cn, among others.

Competition

        The express delivery industry in China is fragmented and we compete primarily with leading domestic express delivery companies including YTO Express, STO Express, Yunda Express, SF Express and EMS. We also face competition from emerging players in our industry or existing players in an adjacent market who choose to leverage their existing infrastructure and expand their services into express delivery. As a leading and the fastest growing express delivery company in China, we believe that our innovative shared success system, superior operational capabilities and cost leadership as well as our quality service provide us with a competitive advantage. Entry into the express delivery industry requires significant initial investment in network construction and partner attraction. However, certain more established e-commerce companies may establish or further improve their proprietary delivery infrastructure and compete with us. Furthermore, as we look to offer more products and expand our customer base, we may face competition from players in those new sectors. We believe that our core strengths provide us with competitive advantages over existing and potential competitors.

Security and Safety

        We have established parcel security screening protocols to inspect parcels before we accept them for sorting and delivery. We have listed the prohibited items for on-land transportation and by air transportation into three classes, such as flammables and explosives, gunpowder, gasoline, opium and poultry. All senders are required to provide identity information. We require that our pickup team visually inspect all items sent by end customers who we do not have long term relationship with and perform random inspection on items sent by repeat end customers. We also have other measures such as X-ray screening of parcels for safety hazards or prohibited items. The penalty on the responsible personnel for picking up or delivering these prohibited items ranges from RMB500 to RMB100,000 per parcel and they can be required to pay damages that are caused by delivering these prohibited items ranging from RMB10,000 to RMB500,000 per incident. Our safety screening system will continue to evolve to meet the changing needs.

        Workplace safety and transportation safety are important to our business. We have implemented protocols for safety of ground transportation for our fleet and operations of our sorting hubs to ensure transportation and sorting hubs and to minimize accidents. We provide periodic training to our employees to recognize hazards, mitigate risk and avoid injury of themselves and others at work.

Procurement

        We have adopted centralized procurement for the selection, bidding and purchase of land use rights, sorting equipment, vehicles and consumables such as waybills, barcode scanners and uniforms. We hold bidding processes where possible to select products with best value. We generally provide better payment terms than industry norm to promote long-term stable relationship with reliable suppliers. We work with manufacturers and research institutions to design and adjust equipment that best fit our needs. For example, we commissioned a renowned Chinese research institution to design and develop microchips and other critical parts of sorting equipment tailored to support our operations. Compared with ready-made products available on the market, tailor-made equipment has lower procurement and maintenance costs but higher operational efficiency.

        We also leverage the scale of our network and assist our network partners to negotiate better procurement terms with their suppliers.

Branding and Marketing

        We strive to enhance our brand awareness through higher service quality and other marketing initiatives. We were recognized as one of China's outstanding logistics companies in 2015 at the 13th Annual Conference of Chinese Logistics Entrepreneurs. We were also recognized by the Post Bureau of Shanghai as having made outstanding contributions to the development of the express delivery industry in 2015 and was named by China Central Television as an influential and outstanding enterprise in China in 2013.

        We employ a variety of programs and marketing activities to promote our brand and our services. We regularly attend trade expositions, such as the China Beijing International Fair for Trade in Services, and speak at industry forums. We also operate a news feeds channel and leverage various mobile social network applications, such as WeChat, to distribute business updates and corporate news. Our offline marketing activities include traditional media such as billboard and public relations activities. In addition, we require the network partners to apply our logos on personnel uniforms, transportation vehicles and packaging materials in a consistent and unified manner in order to further enhance our brand recognition during interactions with our end customers.

        We train and guide our network partners to market their products to our end customers and maintain customer relationships. Our designated team maintains enterprise customers relationships directly through regular dialogue. In general, we and our network partners strive to continuously improve our service qualities to elevate our brand and attract and retain more customers.

Employees

        As of December 31, 2014 and 2015, we had a total of 11,605 and 26,119 employees, respectively. Almost all our employees are located in China. The following table sets forth the breakdown of our own employees as of December 31, 2015 by function:

Functional Area	Number of Employees	% of Total
Sorting	16,626	63.7
Transportation	3,173	12.1
Management and Administration	2,917	11.2
Customer Service	1,860	7.1
Operation Support	761	2.9
Sales and Marketing	474	1.8
Technology and Engineering	308	1.2

Total	26,119	100.0

        In addition to our own employees, our workforce also includes 1,373 and 8,139 dispatched and contractor workers, respectively, as of December 31, 2015. Our network partners hire their own employees according to their operational needs.

        We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

        As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have not made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines but have made adequate provisions. See "Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties."

        We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

        We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities and Property

        As of June 30, 2016, we owned office buildings in China with an aggregate gross floor area of approximately 54,400 square meters, including approximately 13,700 square meters for our headquarters in Shanghai, and leased an office building in Beijing with an aggregate gross floor area of approximately 6,000 square meters. The lease in Beijing will expire in 2032.

        In addition, as of June 30, 2016, 18 of the sorting hubs operated by us have obtained the land use rights from the state with respect to an aggregate gross land area of approximately 692,000 square meters, and the remaining 50 of the sorting hubs operated by us leased an aggregate gross land area of approximately 758,800 square meters. The terms of such leases range from one to 15 years.

        The areas of self-owned properties and leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as is basis.

        We plan to acquire or establish new sorting hubs and expand existing ones. As of June 30, 2016, we have acquired or are in the process of acquiring land use rights in 40 locations with an aggregate land area of approximately 2.2 million square meters to build new sorting hubs. We believe that we will be able to obtain adequate facilities through acquisition or lease to accommodate our future expansion plans.

Insurance

        We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased compulsory motor vehicle liability insurance and commercial insurance such as automobile third-party liability insurance, vehicle loss insurance and driver/passenger liability insurance. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance to our employees.

        We are in the process of purchasing property insurance to cover our fixed assets. We do not purchase insurance for items delivered by us. Instead, our end customers may pay extra fees to purchase our priority handling services for valuable items and we will compensate those customers based on the value declared in the case of item loss or damage attributable to us. We do not maintain business interruption insurance nor do we maintain product liability insurance or key-man insurance. Our management will evaluate the adequacy of our insurance coverage from time to time and purchase additional insurance policies as needed.

Legal proceedings

        We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management's time and attention.

REGULATION

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders' rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

        Industry Catalogue Relating to Foreign Investment.    Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalogue sets forth the industries in which foreign investments are encouraged, restricted, or prohibited. Industries that are not listed in any of the above three categories are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Foreign investors are not allowed to invest in industries in the prohibited category.

        We are mainly engaged in express delivery services, which may involve domestic express delivery services of mail. According to the latest version of the Catalogue, which came into effect on April 10, 2015, foreign investments in domestic express delivery services of mail are prohibited. Therefore, we provide domestic express delivery services of mail through our consolidated affiliated entities in China.

        Our PRC subsidiaries also operate in certain industries which fall into the encouraged category, such as road transportation and software development. Our subsidiaries Shanghai Zhongtongji Network is registered in accordance with PRC law and mainly engages in software development, technical services and consultation, which are encouraged under the latest version of the Catalogue.

        Under PRC law, the establishment of a wholly foreign-owned enterprise is subject to the approval of the Ministry of Commerce or its local counterparts and the wholly foreign-owned enterprise must register with the competent industry and commerce bureau. Shanghai Zhongtongji Network has duly obtained all material approvals required for its business operation.

        Foreign Investment in Road Transportation Businesses.    According to the Administrative Provisions for Foreign Investment in the Road Transportation Industry, promulgated in November 2014 by the Ministry of Transportation and the Ministry of Commerce, and its supplements and implementing rules, investment in a road transportation business (including, among other things, road freight transportation, and flitting, loading, unloading and storage of road cargo) by a foreign investor is subject to the approval of the relevant provincial counterparts of the Ministry of Transportation, and the newly established foreign-invested enterprise must obtain a Road Transportation Operation Permit from the relevant provincial counterparts of the Ministry of Transportation after the completion of other foreign investment registration procedures. The incorporation of any direct or indirect subsidiary of a foreign-invested enterprise that intend to engage in road transportation business is subject to the same approval procedure. Based on such regulation, acquisition by foreign investors or PRC entities directly or indirectly owned by foreign investors of road transportation business may also be required to obtain prior approval from the provincial counterparts of the Ministry of Transportation. See "Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations."

Regulations Relating to Express Delivery Services

        The PRC Postal Law, which took effect in October 2009 with latest amendment in 2015, sets out the fundamental rules on the establishment and operation of an express delivery company. Pursuant to the

Postal Law, an enterprise that operates and provides express delivery services must run its express delivery business by obtaining an Courier Service Operation Permit. In order to apply for a business permit for express delivery services, a company must meet all the requirements as a corporate legal person and satisfy certain prerequisites with respect to its service capacity and management system, and its registered capital must be no less than RMB500,000 to operate within a province, autonomous region, or municipality directly under the central government, no less than RMB1,000,000 in the case of cross-provincial operation, and no less than RMB2,000,000 to operate international express delivery services.

        Filing with the postal administrative department is required where an express delivery company sets up branches. The requirements for the establishment of a branch of express delivery company are specified in the Administrative Measures for Courier Service Market, or the Courier Market Measures, which was announced by the Ministry of Transportation in 2013. The Courier Market Measures stipulate that where any express delivery company establishes its branches or business departments, it must register with the local industrial and commercial administrations where such branches or business departments are located by submitting its express delivery services operation permit and a list of its branches and, such branches or business departments must, within 20 days after they obtain their relevant business licenses, file with the local postal administrative department. If an express delivery company fails to complete the required registration and/or filing with the relevant governmental authority, it may be imposed a fine ranging from RMB10,000 to RMB50,000, compelled to make corrections, and/or ordered to suspend its business operation for rectification.

        Pursuant to the Courier Market Measures and the Administrative Measures on Courier Service Operation Permits, which was promulgated by the Ministry of Transportation on 24 June 2015, any entity engaging in express delivery services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate express delivery services in a certain province should apply to the provincial-level postal bureau, while entities applying for a permit to operate express delivery services across multiple provinces should apply to the State Post Bureau. If an entity operates express delivery services without obtaining a Courier Service Operation Permit in accordance with the above measures, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operating express delivery services, imposed a fine ranging from RMB50,000 to RMB200,000, and/or ordered to suspend its business operation for rectification. If a permit-holder does not operate any express delivery services for over six months without due grounds after obtaining the Courier Service Operation Permit, or suspends its business for more than six months without authorization, the postal administrative departments have the authority to cancel the Courier Service Operation Permit of such holder.

        Enterprises engaged in express delivery services other than postal enterprises may not engage in posting and mail delivery business exclusively operated by postal enterprises, and may not deliver any official documents of state organs. The express delivery business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. The Courier Service Operation Permit is valid for 5 years upon its issuance and comes with an annual reporting obligation. The Circular on Implementing the Administrative Measures for the Courier Market and Strengthening the Administration of Courier Service Operations, which was issued by the State Post Bureau in 2013, further clarifies that the postal administrative department must examine whether an entity operates express delivery service within the permitted business scope and geographic scope of its Courier Service Operation Permit, and the geographic examination must be carried out down to the district-level within cities. Failure to conduct express delivery services within the permitted operation scopes would subject the express delivery company to a correction order by the postal administrative department and a fine from RMB5,000 to RMB30,000. Moreover, in accordance with the Regulations on Annual Reporting of Operation Permission of Express Delivery Service Business issued by the State Post Bureau in 2011, an enterprise engaged in express delivery services must complete annual reporting on its operation status for the previous year with the postal administrative authority which issued its Courier Service Operation Permit. Where an express delivery service company fails to submit its annual report to the relevant postal administrative authority in a timely manner or conceals any facts or commits fraud in its annual report, such express delivery service company may be imposed a fine ranging from RMB10,000 to RMB30,000.

        In accordance with the Decision of the State Council on Issues concerning Cancelling and Adjusting a Batch of Administrative Examination and Approval Items in February 2015, a company operating express delivery services must apply for and obtain the Courier Service Operation Permit prior to the application of its business license, and the obtaining of Courier Service Operation Permit is subject to industrial and commercial registration with prior examination.

        In accordance with the Courier Market Measures, if any express delivery service is carried out through franchise, both the franchisees and franchisors must obtain the Courier Service Operation Permit and any franchisee must run its franchise business within its licensed scopes; and the franchisees and franchisors must enter into written agreements providing the rights and obligations of both parties and the liabilities of both parties in case of any violation of the legal rights and interests of the users of express delivery services. Any franchisee or franchisor failing to obtain the Courier Service Operation Permit or any franchisee failing to run its franchise business within its licensed scopes would be subject to a correction order by the relevant postal administrative authority and a fine ranging from RMB5,000 to RMB30,000.

        Companies engaging in express delivery service must establish and implement a system for the examination of parcels or articles received for delivery. Pursuant to the PRC Postal Law and Measures for the Supervision and Administration of Security of the Postal Industry issued by the Ministry of Transportation in 2011, express delivery companies must examine the postal articles that would be in the presence of customers so as to inspect whether the postal articles are prohibited or restricted from express delivery. Express delivery companies must also examine whether the names, categories and quantity of the postal articles have been properly written down on delivery form. Any failure to establish or implement such inspection system, or any unlawful acceptance or delivery of prohibited or restricted parcels/articles may result in the suspension of the company's business operation for rectification until cancellation of its Courier Service Operation Permit.

        ZTO Express and 49 of its subsidiaries have obtained the Courier Service Operation Permits to operate express delivery services. See "Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations."

Road Transportation Operation Permit

        Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in February 2016, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transportation in June 2005 and most recently amended in April 2016, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles with containers, refrigeration equipment, or tank containers, etc. The Provisions on Administration of Road Freight Transportation and Stations (Sites), or the Road Freight Provisions, set forth detailed requirements with respect to vehicles and drivers.

        Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation or stations (sites) must obtain a Road Transportation Operation Permit from the local county-level road transportation administrative bureau, and each vehicle used for road freight transportation must have a Road Transportation Certificate from the same authority. The incorporation of a subsidiary of road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If it intends to establish a branch, it should file with the local road transportation administrative bureau where the branch is to be established.

        Although the Road Transportation Operation Permits have no limitation with respect to geographical scope, several provincial governments in China, including Shanghai and Beijing, promulgated local rules on administration of road transportation, stipulating that permitted operators of road freight transportation registered in other provinces should also make record-filing with the local road transportation administrative bureau where it carries out its business.

        ZTO Express and 12 of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). Shanghai Zhongtongji Logistics Co., Ltd. and 20 of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). See "Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations."

Regulations Relating to International Freight Forwarding Business

        Administrative Provisions on International Freight Forwarders promulgated in 1995 and its detailed rules regulate the business of international freight forwarding. According to the provisions and its detailed rules, the minimum amount of registered capital must be RMB5 million for an international freight forwarder by sea, RMB3 million for an international freight forwarder by air and RMB2 million for an international freight forwarder by land or for an entity operating international express delivery services. Additionally, the International Freight Forwarder Approval Certificate must be obtained by company intending to carrying out the international freight forwarding business from the Ministry of Commerce. An international freight forwarder must, when applying for setting up its branches, increase its registered (or the excess amount over its minimum registered capital) by RMB500,000. Under the Tentative Measures on Filing of International Freight Forwarders announced in February 2005, all international freight forwarders and their branches registered with the state industrial and commercial administration must be filed with the Ministry of Commerce or its authorized organs.

        Shanghai Dayu International Logistics Co., Ltd. is engaged in the international freight forwarding business and has filed with competent authority for carrying out such business.

Regulations on Commercial Franchising

        Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in December 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the Regulations and Provisions on Commercial Franchising, within 15 days of the first conclusion of franchising contract, the franchisor must carry out record-filing with Ministry of Commerce or its local counterparts and must report the current status of its franchising contracts in the first quarter of each year after record-filing. Ministry of Commerce announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these Regulations and Provisions on Commercial Franchising, the Ministry of Commerce or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. The Regulations and Provisions on Commercial Franchising also set forth requirements on the contents of franchising contracts. ZTO Express has signed cooperation agreements, which are deemed franchising contracts under the Regulations and Provisions on Commercial Franchising, with 3,541 network partners as of June 30, 2016, the first of which was signed on January 1, 2014. As of the date of this prospectus, we have not made any filings with local counterparts of Ministry of Commerce or received any governmental order to make such filings. See "Risk Factors—Risks Related to Doing Business in China—Our failure to comply with regulations on commercial franchising may result in penalties to us.".

Regulations Relating to Personal Information Security and Consumer Protection

        The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau in March 2014, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations and liabilities for violation thereof. Where express delivery companies are entrusted by operators engaging in online shopping, TV shopping, mail-order and other businesses to provide express delivery services, such express delivery companies must enter into agreements with the said principals agreeing upon provisions safeguarding the security of information of users of express delivery services. Courier companies operating through franchise are further required to formulate provisions on the security of information of users of express delivery services in franchising contracts and clarify the security responsibilities between franchisor and franchisee. A courier company and its employees causing damages to the users of express delivery services by divulging the users' information is expected to bear compensation liabilities. If a courier company is found to unlawfully furnish the information of users of express delivery services, the company and its employees are subject to administrative liabilities or even criminal penalties. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect in September 2014. The Postal Users Complaints Settling Center handles the complaints from users on the quality of the express delivery services under a regime of mediation. We are subject to the above provisions or measures with regard to the security of personal information and believe that we are currently in compliance with the law in all material aspects.

Regulations Relating to Pricing

        In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the service items, charging standards and other related particulars clearly. Business operators may not charge any fees that are not explicitly indicated. Business operators must not commit unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains, fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. We are subject to the Pricing Law as a service provider and believe that our pricing activities are currently in compliance with the law in all material aspects.

Regulations Relating to Leasing

        A large part of ZTO's offices, sorting hubs, pickup and delivery outlets and other facilities are leased properties. Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2009, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, such as Tianjin, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

        According to the PRC Contract Law which took effect in October 1999, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

        Pursuant to the PRC Property Law which took effect in October 2007, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage, but where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Land Use Right and Construction

        Certain of our offices, sorting hubs and other facilities, together with the land use rights attached, are obtained or built by us or bought from third parties. Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2004 and the PRC Property Law, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Land and Resources Ministry. Land use right is established at the time of registration. We have not obtained land use right to certain pieces of land currently used by us. See "Risk Factors—Risks Related to Doing Business in China—The title defects with respect to or encumbrances on certain land and buildings may cause interruptions to our business operations."

        According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Construction in December 1992, and the PRC Law on Urban and Rural Planning promulgated by the National People's Congress in October 2007 and became effective in January 2008 with the latest amendment in April 2015, the Measures for Administration of Granting Permission for Commencement of Construction Works promulgated by the Ministry of Construction in June 2014, and the Interim Provisions on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction in June 2000 with the latest amendment in October 2009, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized.

Regulations Relating to Environmental Protection

        Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, in accordance with the Administrative Regulations on the Environmental Protection Completion Acceptance of Construction Projects promulgated in 2001, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project from the competent department of environmental protection. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities and even criminal liabilities under severe circumstances.

Regulations Relating to Intellectual Property Rights

        The PRC government has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

        Copyright.    Copyright in China, including copyrighted software, is principally protected under the Copyright Law and its implementation rules. Under the Copyright Law, the term of protection for copyrighted software is 50 years. As of June 30, 2016, we had nine software copyrights.

        Patent.    The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

        Trademark.    The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark which has already registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registration is effective for a renewable ten-year period, unless otherwise revoked. As of June 30, 2016, we had seven registered trademarks in different applicable trademark categories and had six trademark applications in China.

        Domain Name.    Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology. The Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of.cn domain names and Chinese domain names. Domain name registration is handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration. We have registered zto.cn, zto.com.cn, zto.net.cn, zto.com, zto.net and other domain names.

Regulations Relating to Employment

        Pursuant to the Labor Law, promulgated by National People's Congress in January 1995, and the Labor Contract Law, promulgated by Standing Committee of the National People's Congress in June 2007

and amended in December 2012, employers must execute written labor contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee's salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must comply with local minimum wage standards. Violation of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violation.

        In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as "dispatched workers". Dispatched workers are entitled to equal pay with fulltime employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. As of June 30, 2016, the number of dispatched workers in three of our PRC operating entities exceeded 10% of the total number of their employees. See "Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties".

        Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. We have recorded accruals for the estimated underpaid amounts in our financial statements. However, we have not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the financial statements as we believe it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties. See "Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties."

Regulations Relating to Foreign Exchange

        The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

        On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19. Pursuant to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises is subject to the discretional foreign exchange settlement, which means the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) may be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments.

Regulations on Dividend Distribution

        Wholly foreign-owned companies in China may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At the discretion of the wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Financing

        SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75". SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle". SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. We have been notified that all beneficial owners of ordinary shares who we know are PRC residents have filed SAFE Circular 37 reports.

        On February 13, 2015, SAFE released Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, under which local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, starting from June 1, 2015.

Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company

        Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, issued by SAFE in February 2012, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options will be subject to these regulations upon the completion of this offering. Failure of by such individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See "Risk Factor—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas publicly-listed company may subject the PRC plan participants or us to fines and other legal or administrative sanctions.".

        The SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Tax

  Dividend Withholding Tax

        Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015, require that non-resident enterprises meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself/himself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Accordingly, ZTO Express (Hong Kong) Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from ZTO Express, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

  Enterprise Income Tax

        The principal regulations governing enterprise income tax in China are the Enterprise Income Tax Law, or the EIT Law, and its implementing rules, which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and nonresident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. Uncertainties exist with respect to how the EIT Law applies to the tax residence status of ZTO Express (Cayman) Inc. and our offshore subsidiaries.

        Under the EIT Law, an enterprise established outside China with its "de facto management bodies" located within China is considered a "resident enterprise", meaning that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

        The SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, or SAT Circular 82 in 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:(a) the primary location of the day-to-day operational management is in China; (b) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration and competent tax authorities. In January 2014, the SAT issued the Bulletin of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, or SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

        We do not believe that we meet all of the conditions outlined in the immediately preceding paragraph. We believe that ZTO Express (Cayman) Inc. and our offshore subsidiaries should not be treated as a "resident enterprise" for PRC tax purposes if the criteria for "de facto management body" as set forth in SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income. We are actively monitoring the possibility of "resident enterprise" treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

        In the event that ZTO Express (Cayman) Inc. or any of our offshore subsidiaries is considered to be a PRC resident enterprise: ZTO Express (Cayman) Inc. or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; dividend income that ZTO Express (Cayman) Inc. or our offshore subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and interest paid to our overseas shareholders or ADS holders who are non-PRC resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders or ADS holders who are non-PRC resident individuals, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties. "Risk Factor—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.".

        SAT issued Bulletin of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Bulletin 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Incomes from Equity Transfers of Non-Resident Enterprises, or SAT Circular 698. Under SAT Bulletin 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Bulletin 7. If SAT Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Bulletin 7 or to establish that the relevant transactions should not be taxed under SAT Bulletin 7. "Risk Factor—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.".

        Where the payers fail to withhold any or sufficient tax, the non-PRC residents, as the transferors, are required to declare and pay such taxes to the tax authorities on their own within the statutory time limit. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines ranging from fifty percent to five times the amount of unpaid or underpaid tax and default interest on those taxes.

PRC Value-Added Tax

        Pursuant to applicable PRC regulations promulgated by the Ministry of Finance of China and the SAT, any entity or individual conducting business in the service industry is required to pay a valued-added tax, or VAT, at a rate of 6% with respect to revenues derived from the provision of express delivery services or at 11% with respect to revenues derived from the provision of transportation services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. "Risk Factor—Risks Related to Doing Business in China—Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavorable tax consequences to us.".

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Meisong Lai	45	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jianfa Lai	46	Director
Jilei Wang	50	Director and Vice President of Infrastructure Management
Xiangliang Hu	58	Director and General Manager of Guangdong Province
Baixi Lan	48	Director and General Manager of Beijing Municipality
Xing Liu	45	Director
Frank Zhen Wei	44	Director
Charles Huang*	46	Director Appointee
Jianmin (James) Guo	45	Chief Financial Officer
Jianchang Lai	45	Vice President of Overseas Operations
Jingxi Zhu	35	Vice President of Information Technology
Renqun Jin	49	Vice President of Service and Support
Genyan Ni	45	Vice President of Operations
Jianfeng Zhang	33	Vice President of Public Relations
Zhiwei Zhao	49	Vice President of Administration

*
Mr. Charles Huang has accepted our appointment to be a director of our company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

        Mr. Meisong Lai is our founder and has served as chairman of our board of directors since 2013 and chief executive officer since our inception. Mr. Lai is the deputy chairman of the China Express Delivery Association. Mr. Lai is a prominent figure in China's express delivery industry and has been deeply involved in the industry for over 15 years. Mr. Lai is currently attending "Lakeside University", a senior executive training program founded by Jack Ma, founder and chairman of Alibaba Group.

        Mr. Jianfa Lai has served as our director since 2013 and executive vice president in charge of our overall daily management from our inception to August 14, 2016. Starting from August 15, 2016, Mr. Jianfa Lai serves as the executive director of ZTO Supply Chain Management Co. Ltd., an equity investee of us which is engaged in the provision of less-than-truckload transportation services in China. Mr. Jianfa Lai is attending the executive MBA program at Fudan University in China.

        Mr. Jilei Wang has been our director since 2013 and has served as our vice president of infrastructure management since October 2012. From 2009 to 2012, Mr. Wang served as a deputy general manager of our then network partner in Beijing.

        Mr. Xiangliang Hu has been our director since 2013 and has served as our general manager of Guangdong province since January 2012. Mr. Hu served as a general manager of our then network partner in Beijing from January 2006 to December 2011.

        Mr. Baixi Lan has been our director since 2013 and has served as a general manager of our operations in Beijing since 2012. Mr. Lan was our head of line-haul operations from 2010 to 2012. Prior to 2012, Mr. Lan served a number of managerial positions in our company.

        Mr. Xing Liu has served as our director since 2013. Mr. Liu is a partner of Sequoia Capital China. Prior to joining Sequoia Capital China in 2007, Mr. Liu had over nine years of experience in investment banking, technology and product development and consulting at Merrill Lynch, Xerox and GlobalSight. Mr. Liu currently serves on the board of directors of various Sequoia Capital China portfolio companies, including Vipshop Holdings Limited and China Online Education Group, each of which is a NYSE-listed company. Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in 2004, a master's degree in computer engineering from Syracuse University in 1995, and a bachelor's degree in management information systems from Fudan University in 1992.

        Mr. Frank Zhen Wei has been our director since August 2015. Mr. Wei is a managing director of Warburg Pincus Asia, where he is primarily responsible for investments in the consumer and healthcare sectors in China. Prior to this, Mr. Wei was the Marketing Director at Renren.com from 1999 to 2000. Mr. Wei worked as an investment banking analyst of Morgan Stanley in Hong Kong from 1997 to 1999 and as a business analyst at McKinsey & Company in Shanghai from 1995 to 1997. Mr. Wei is a non-executive director of AAG Energy Holdings Limited, CAR Inc., each a company listed on the Hong Kong Stock Exchange, ANE Logistics Co., Ltd. and Sunnywell Group. Mr. Wei received a master's degree in business administration from Harvard Business School in 2002 and a bachelor of degree in science from the University of Texas at Austin in 1995.

        Mr. Charles Huang will serve as our director commencing from the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Huang is the founder, chief executive officer and chairman of Netbig Education Holdings Ltd., or Netbig, a leading education enterprise in China. Mr. Huang has served on the board of directors of Sohu.com Inc., a NASDAQ-listed company, since 2001. Prior to founding Netbig in 1999, Mr. Charles Huang served as executive director and head of Asia securitization group of Deutsche Bank, New York and Hong Kong, as well as senior vice president of Prudential Securities Inc., New York. He holds a master of science degree in computer science from the Massachusetts Institute of Technology in 1990 and a bachelor of science degree from the University of Science and Technology of China. Mr. Charles Huang is also a Chartered Financial Analyst.

        Mr. Jianmin (James) Guo has served as our chief financial officer since March 2016. Prior to joining us, Mr. Guo served as the chief financial officer of Zhaopin Ltd., a NYSE-listed company, from January 2010 to February 2016. Mr. Guo has also served as finance director of Xinyuan Real Estate Co., Ltd, a NYSE-listed company, from July 2007 to June 2008. Prior to that, Mr. Guo worked at the Toronto office of Deloitte Inc. from 2005 to 2007 as a consulting manager of its strategy and operation division. From 1993 to 2002, Mr. Guo was an auditor, and then an audit manager and a senior audit manager in the China office of PricewaterhouseCoopers. Mr. Guo was qualified as a certified public accountant in China, a certified internal auditor and a certified information systems auditor. Mr. Guo received his MBA degree with distinction from Richard Ivey School of Business, University of Western Ontario, Canada, in 2005 and his bachelor's degree from Shenzhen University in China in 1993.

        Mr. Jianchang Lai has been our vice president of overseas operations since September 2016. Mr. Lai was our director from 2014 to September 2016 and our head of network partner management since our inception to September 2016. Mr. Jianchang Lai is a brother-in-law to Mr. Meisong Lai, and a cousin to Mr. Jianfa Lai.

        Mr. Jingxi Zhu has been our head of information technology since our inception and has served as a vice president of information technology since September 2016. From 2014 to September 2016, Mr. Zhu was also our director. Mr. Zhu received a bachelor's degree in management from Nanjing Army Command College in China in 2014 and an associate degree from Yancheng Teachers University in China in 2003.

        Mr. Renqun Jin has served as our vice president of service and support since January 2011 and was our director from 2015 to September 2016. Mr. Jin served as vice president of TTK Express from June 2009 to December 2010, vice president of STO Express from September 2006 to May 2009. Prior to this, Mr. Jin founded and managed Dawen Freight Agency Co., Ltd. in June 1993 and worked there until March 2004.

        Mr. Genyan Ni has served as our vice president of operations since October 2012. From September 2010 to September 2012, Mr. Ni served as the vice general manager of STO Express in its Beijing operation. Between September 2008 and August 2010, he was the vice president of operations of Huitong Express. Mr. Ni served as the general manager of a local express delivery company in Guangdong from January 2007 to August 2008. Prior to this, Mr. Ni was the vice president of operations of Yunda Express from October 2000 to December 2006.

        Mr. Jianfeng Zhang has served as our vice president of public relations since February 2016. Mr. Zhang served as the general manager of the news information center of Xinhua News Agency in the Shanghai office from July 2006 to August 2010 and as the deputy director of the images center of Xinhua News Agency from August 2010 to February 2016. Mr. Zhang also served as the assistant director of the news information center of Xinhua News Agency in the Shanghai office from June 2012 to February 2016. Mr. Zhang received a master's degree in arts from Renmin University in China in 2012 and a bachelor's degree in law from Shanghai International Studies University in China in 2006.

        Mr. Zhiwei Zhao has served as our vice president of administration since December 2010. From November 2006 to December 2010, Mr. Zhao served as the director of our general manager's office. Mr. Zhao was the manager of the northern region of Shanghai Jinchiqiliang Logistics Co., Ltd. from February 2003 to January 2006.

Board of Directors

        Our board of directors will consist of            directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

        We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of            ,             and            .            will be the chairman of our audit committee. We have determined that            ,             and            satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that            qualifies as an "audit committee financial expert." The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee will consist of            ,             and            .            will be the chairman of our compensation committee. We have determined that      ,      and      satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of            ,            and             .            will be the chairperson of our nominating and corporate governance committee.            ,            and            satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

        Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as agreed by us and the executive officer. The executive officer may resign at any time with a 60-day advance written notice.

        Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

        We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

        For the year ended December 31, 2015, we paid an aggregate of approximately RMB5.1 million (US$0.8 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2016 Share Incentive Plan

        In June 2016, our board of directors approved the 2016 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As approved by our board of directors, the 2016 Share Incentive Plan was amended and restated in August 2016. Under the 2016 Share Incentive Plan (as amended and restated), or the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2016 Plan commencing with the fiscal year beginning January 1, 2017, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by our board of directors. As of the date of this prospectus, options to purchase 300,000 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

        The following paragraphs describe the principal terms of the 2016 Plan.

        Types of Awards.    The 2016 Plan permits the awards of options, restricted shares or any other type of awards that the committee decides.

        Plan Administration.    Our board of directors or a committee of one or more members of the board of directors will administer the 2016 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

        Award Agreement.    Awards granted under the 2016 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

        Eligibility.    We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

        Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

        Exercise of Options.    The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

        Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

        Termination and amendment of the 2016 Plan.    Unless terminated earlier, the 2016 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

        The following table summarizes, as of the date of this prospectus, the options granted under our 2016 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jianmin (James) Guo	*	9.97	June 20, 2016	March 1, 2026

*
Less than 1% of our total outstanding shares.

        As of the date of this prospectus, other employees as a group held options to purchase            ordinary shares of our company, with exercise prices ranging from nil to US$             per share.

Employee Share Holding Platform

        In June 2016, we issued 16,000,000 ordinary shares to Zto Es Holding Limited, or ZTO ES, to establish an onshore employee share holding platform to allow our employees in China to receive share incentives. The consideration for those shares was US12.0 million.

        ZTO ES is owned by four limited partnerships formed in China, each holding 25% of the outstanding shares of ZTO ES. An entity controlled by Mr. Meisong Lai, our chairman and chief executive officer, is the general partner of each of those limited partnerships and Ms. Yufeng Lai, wife of Mr. Lai, was the sole limited partner of each of those limited partnerships upon their formation. Concurrently with the issuance of those shares, ZTO ES executed a deed of waiver to waive all shareholder rights attached to those shares.

        Our board of directors has delegated the authority to Mr. Lai to periodically review the performance of our employees, and reward selected employees by directing Ms. Lai to transfer limited partnership interests in those partnerships to them. Once an employee receives the partnership interest, ZTO ES may amend its deed of waiver to reduce the amount of shares subject to the waiver by such number that is proportional to the employee's indirect ownership of ZTO ES. Each recipient of such partnership interest is entitled to rights associated with the number of our ordinary shares held by ZTO ES that corresponds to the recipient's proportional indirect ownership of ZTO ES to (i) receive dividends, if and when declared, on those shares and (ii) request the sale of those shares by ZTO ES and receive the sale proceeds. ZTO ES remains the record holder of, and retains the voting rights with respect to, the granted shares and it does not have shareholders' rights with respect to the remainder of the shares it holds.

        The following table summarizes, as of the date of this prospectus, the number of our ordinary shares held by ZTO ES over which our directors and officers have such rights.

Name	Ordinary Shares	Date of Grant
Meisong Lai	*	June 28, 2016
Jianfa Lai	*	June 28, 2016
Jilei Wang	*	June 28, 2016
Xiangliang Hu	*	June 28, 2016
Baixi Lan	*	June 28, 2016
Jianchang Lai	*	June 28, 2016
Jingxi Zhu	*	June 28, 2016
Renqun Jin	*	June 28, 2016
Genyan Ni	*	June 28, 2016
Zhiwei Zhao	*	June 28, 2016
Total	1,972,864

*
Less than 1% of our total outstanding shares.

        As of the date of this prospectus, other employees as a group were granted the same rights associated with 2,585,300 ordinary shares held by ZTO ES through our employee share holding platform.

        Certain of our employees paid subscription consideration of RMB 58.4 million in February 2015 relating to the issuance of 584,000 redeemable and contingently convertible share units. These share units were converted to partnership interests of the employee share holding platform in June 2016, which correspond to the rights associated with 3,504,000 ordinary shares of our company held by ZTO ES without additional subscription consideration.

        We granted rights associated with 308,100 ordinary shares of our company held by ZTO ES with a subscription consideration of RMB10 million and granted rights associated with the remaining 746,064 ordinary shares held by ZTO ES with nil subscription consideration.

        We also granted such rights associated with 600,000 of the ordinary shares held by ZTO ES to a network partner in Suzhou as part of the acquisition consideration of the remaining minority equity interest in that network partner. We do not plan to make grants to persons other than our directors, officers or employees in the future.

        The number of shares subject to the waiver of shareholder rights was reduced by 5,158,164 as a result of theses grants and the remaining 10,841,836 shares are still subject to the same waiver of shareholder rights.

PRINCIPAL SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers, including the appointees who will become directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part;

  •
  each person known to us to own beneficially more than 5% of our ordinary shares; and

  •
  Gopher China S.O. Project Limited, which voluntarily discloses its ownership of our shares.

        The calculations in the table below are based on 648,464,604 issued and outstanding ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and              Class A ordinary shares and             Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option and excluding (i) ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for issuance under our 2016 Plan and (ii) 10,841,836 ordinary shares issued and reserved for the purpose of our employee share holding platform, the holder of which has waived all shareholder rights attached to those shares.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering
					Total ordinary shares on an as-converted basis	% of aggregate voting power†
			Class A ordinary shares	Class B ordinary shares
	Number	%
Directors and Executive Officers:
Meisong Lai(1)	211,258,164	32.6
Jianfa Lai(2)	66,375,000	10.2
Jilei Wang(3)	54,120,000	8.3
Xiangliang Hu(4)	37,982,700	5.9
Baixi Lan(5)	7,909,400	1.2
Xing Liu	—	—
Frank Zhen Wei	—	—
Charles Huang***	—	—
Jianmin (James) Guo	—	—
Jianchang Lai	*	*
Jingxi Zhu	*	*
Renqun Jin	*	*
Genyan Ni	*	*
Jianfeng Zhang	—	—
Zhiwei Zhao	*	*
All Directors and Executive Officers as a Group	382,845,306	59.0
Principal and Certain OtherShareholders:
Zto Lms Holding Limited(6)	206,100,000	31.8
Zto Ljf Holding Limited(7)	66,000,000	10.2
Zto Wjl Holding Limited(8)	54,000,000	8.3
Zto Hxl Holding Limited(9)	37,860,000	5.8
Onyx Gem Investment Holdings Limited(10)	39,854,218	6.1
Max Alpha Limited & Max Beyond Limited(11)	36,000,000	5.6
Gopher China S.O. Project Limited(12)	10,248,228	1.6

*
Less than 1% of our total outstanding shares.

†
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

**
Except for Messrs. Xing Liu and Frank Zhen Wei, the business address of our directors and executive officers is c/o No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708, People's Republic of China.

***
Mr. Charles Huang has accepted our appointment to be a director of our company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)
Represents (i) 206,100,000 ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai and (ii) 5,158,164 ordinary shares held by ZTO ES for purpose of our employee share holding platform. We granted rights to receive dividends on, and to receive sale proceeds of, those 5,158,164 shares held by ZTO ES to certain of our employees. ZTO ES remains the record holder of those shares and retains the voting rights with respect to those shares. Mr. Meisong Lai is the sole shareholder and the sole director of Zto Lms Holding Limited. Mr. Meisong Lai is the sole director of Zto Es Holding Limited. All of the ordinary shares held by Zto Lms Holding Limited will be redesignated as Class B ordinary shares immediately prior to the completion of this offering. All of our ordinary shares held by Zto Es Holding Limited will be redesignated as Class A ordinary shares immediately prior to the completion of this offering.

(2)
Represents (i) 66,000,000 ordinary shares directly held by Zto Ljf Holding Limited, a British Virgin Islands company wholly owned by Mr. Jianfa Lai, and (ii) 375,000 ordinary shares held by ZTO ES. Mr. Jiafa Lai is the sole shareholder and the sole director of Zto Ljf Holding Limited. Mr. Lai has the power to direct the sale of those 375,000 ordinary shares held by ZTO ES. All of these shares will be redesignated as Class A ordinary shares immediately prior to the completion of this offering.

(3)
Represents (i) 54,000,000 ordinary shares directly held by Zto Wjl Holding Limited, a British Virgin Islands company wholly owned by Mr. Jilei Wang, and (ii) 120,000 ordinary shares held by ZTO ES. Mr. Jilei Wang is the sole shareholder and the sole director of Zto Wjl Holding Limited. Mr. Wang has the power to direct the sale of those 120,000 ordinary shares held by ZTO ES. All of these shares will be redesignated as Class A ordinary shares immediately prior to the completion of this offering.

(4)
Represents (i) 37,860,000 ordinary shares directly held by Zto Hxl Holding Limited, a British Virgin Islands company wholly owned by Mr. Xiangliang Hu, and (ii) 122,700 ordinary shares held by ZTO ES. Mr. Xiangliang Hu is the sole shareholder and the sole director of Zto Hxl Holding Limited. Mr. Hu has the power to direct the sale of those 122,700 ordinary shares held by ZTO ES. All of these shares will be redesignated as Class A ordinary shares immediately prior to the completion of this offering.

(5)
Represents (i) 7,800,000 ordinary shares directly held by Zto Lbx Holding Limited, a British Virgin Islands company wholly owned by Mr. Baixi Lan, and (ii) 109,400 ordinary shares held by ZTO ES. Mr. Baixi Lan is the sole shareholder and the sole director of Zto Lbx Holding Limited. Mr. Lan has the power to direct the sale of those 109,400 ordinary shares held by ZTO ES. All of these shares will be redesignated as Class A ordinary shares immediately prior to the completion of this offering.

(6)
Represents 206,100,000 ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai. All of these shares will be redesignated as Class B ordinary shares immediately prior to the completion of this offering. The registered address of Zto Lms Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)
Represents 66,000,000 ordinary shares directly held by Zto Ljf Holding Limited, a British Virgin Islands company wholly owned by Mr. Jianfa Lai. The registered address of Zto Ljf Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. All of these shares will be redesignated as Class A ordinary shares immediately prior to the completion of this offering.

(8)
Represents 54,000,000 ordinary shares directly held by Zto Wjl Holding Limited, a British Virgin Islands company wholly owned by Mr. Jilei Wang. The registered address of Zto Wjl Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. All of these shares will be redesignated as Class A ordinary shares immediately prior to the completion of this offering.

(9)
Represents 37,860,000 ordinary shares directly held by Zto Hxl Holding Limited, a British Virgin Islands company wholly owned by Mr. Xiangliang Hu. The registered address of Zto Hxl Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. All of these shares will be redesignated as Class A ordinary shares immediately prior to the completion of this offering.

(10)
Represents 22,307,600 ordinary shares and 17,546,618  series A preferred shares directly held by Onyx Gem Investment Holdings Limited. 71.4% of all the issued and outstanding shares of Onyx Gem Investment Holdings Limited are owned by Onyx Gem Group Limited, a company incorporated under the laws of the British Virgin Islands, and the remaining 28.6% of the shares are owned by Zebra Co-Invest LP, a Cayman Islands exempted limited partnership. The 22,307,600 ordinary shares held by Onyx Gen Investment Holdings Limited will be redesignated as Class A ordinary shares immediately prior to the completion of this offering and the 17,546,618 series A preferred shares held by Onyx Gen Investment Holdings Limited will be automatically converted into and redesignated as Class A ordinary shares immediately upon the completion of this offering.

  Onyx Gem Group Limited is 77.61% owned by Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership, 14.35% owned by Warburg Pincus Private Equity XI-B, L.P., a Delaware limited partnership, 0.33% owned by Warburg Pincus Private Equity XI-C, L.P., a Cayman Islands exempted limited partnership, 2.71% owned by WP XI Partners, L.P., a Delaware limited partnership, and 5.00% owned by Warburg Pincus XI Partners, L.P., a Delaware limited partnership, (collectively, "WP XI"). Warburg Pincus LLC, a New York limited liability company ("WP LLC"), is manager of WP XI.

  Warburg Pincus XI, L.P., a Delaware limited partnership ("WP XI GP"), is the general partner of each of WP XI, WP XI-B, Warburg Pincus XI Partners, and WP XI Partners. WP Global LLC, a Delaware limited liability company ("WP Global"), is the general partner of WP XI GP. Warburg Pincus Partners II, L.P., a Delaware limited partnership ("WPP II"), is the managing member of WP Global. Warburg Pincus Partners GP LLC, a Delaware limited liability company ("WPP GP"), is the general partner of WPP II. Warburg Pincus & Co., a New York general partnership, is the managing member of WPP GP. Warburg Pincus (Cayman) XI, L.P., a Cayman Islands exempted limited partnership ("WP XI Cayman GP"), is the general partner of WP XI-C. Warburg Pincus XI-C, LLC, a Delaware limited liability company ("WP XI-C LLC"), and Warburg Pincus (Bermuda) XI, Ltd., a Bermuda exempted company ("WP XI Bermuda"), are the general partners of WP XI Cayman GP. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership ("WPP II Cayman"), is the managing member of WP XI-C LLC and the sole shareholder of WP XI Bermuda. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company, is the general partner of WPP II Cayman.

  Cayman Zebra Holdings GP Ltd., a Cayman Islands company, is the general partner of Zebra Co-Invest LP. Cayman Zebra Holdings GP Ltd. is a wholly-owned subsidiary of WP XI.

  The address of the Warbury Pincus entities is 450 Lexington Avenue, New York, New York 10017. Charles R. Kaye and Joseph P. Landy are Managing General Partners of Warburg Pincus & Co. and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The registered address of Onyx Gem Investment Holdings Limited is P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(11)
Represents (i) 24,000,000 ordinary shares directly held by Max Alpha Limited, a company incorporated in the Cayman Islands and (ii) 12,000,000 ordinary shares directly held by Max Beyond Limited, a company incorporated in the Cayman Islands. All of these shares will be redesignated as Class A ordinary shares immediately prior to the completion of this offering. Max Alpha Limited is wholly owned by Shanghai Zheyuan Investment Centre (L.P.). Max Beyond Limited is wholly owned by Shanghai Huanye Investment Centre (L.P.). Shanghai Zheyuan Investment Centre (L.P.) is an investment entity incorporated by Sequoia Capital Equity Investment Management (Tianjin) Limited and Beijing Sequoia Xinyuan Equity Investment Centre (L.P.). Shanghai Huanye Investment Centre (L.P.) is an investment entity incorporated by Sequoia Capital Equity Investment Management (Tianjin) Limited and Tianjin Sequoia Juye Equity Investment Centre (L.P.). The general partner of Beijing Sequoia Xinyuan Equity Investment Centre (L.P.) is Shanghai Zheyou Investment Centre (L.P.) whose general partner is Sequoia Capital Equity Investment Management (Tianjin) Limited. The general partner of Tianjin Sequoia Juye Equity Investment Centre (L.P.) is Shanghai Zhexuan Investment Centre (L.P.) whose general partner is also Sequoia Capital Equity Investment Management (Tianjin) Limited. Therefore, Sequoia Capital Equity Investment Management (Tianjin) Limited is concurrently the ultimate general partner of Beijing Sequoia Xinyuan Equity Investment Centre (L.P.) and Tianjin Sequoia Juye Equity Investment Centre (L.P.). Sequoia Capital Equity Investment Management (Tianjin) Limited is wholly owned by Zhou Kui, Ji Yue and Zhang Lianqing, who disclaim beneficial ownership of their shares held by Sequoia Funds, except to the extent of their pecuniary interest therein. The registered address of Max Alpha Limited and Max Beyond Limited is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(12)
Represents 5,736,240 ordinary shares and 4,511,988 series A preferred shares directly held by Gopher China S.O. Project Limited. The 5,736,240 ordinary shares held by Gopher China S.O. Project Limited will be re-designated as Class A ordinary shares immediately prior to the completion of this offering and the 4,511,988 series A preferred shares held by Gopher China S.O. Project Limited will be automatically converted into and re-designated as Class A ordinary shares immediately upon the completion of this offering.

Gopher China S.O. Project Limited is majority owned by Gopher Harvest Fund L.P. and Gopher China Special Opportunity Fund II L.P. (together, the "Gopher Investment Funds"). Each of the Gopher Investment Funds is an exempted limited partnership formed and registered in the Cayman Islands. The general partners of each of the Gopher Investment Funds are Gopher Capital GP Ltd. and SC China Holdings II, Ltd., which is an entity related to Sequoia Capital China. Gopher Capital GP Ltd. has the ultimate voting power to conduct the business of the Gopher Investment Funds and investment power with respect to the assets held by the Gopher Investment Funds, and SC China Holdings II, Ltd.'s role is providing investment advisory advice to the Gopher Investment Funds. Gopher Capital GP Ltd. is a wholly owned subsidiary of Noah Holdings Limited, a Cayman Islands company listed on the NYSE. The controlling voting power of Noah Holdings Limited vests with Wang Jingbo and Yin Zhe, who disclaim beneficial ownership of shares held by Gopher China S.O. Project Limited, except to the extent of their pecuniary interest therein. The registered address of Gopher China S.O. Project Limited is Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

        As of the date of this prospectus, none of our ordinary shares or series A preferred shares are held by record holder in the United States.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with our Variable Interest Entity and its Shareholders

        See "Corporate History and Structure."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Shareholders Agreement

        See "Description of Share Capital—History of Securities Issuances."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentive Plan

        See "Management—2016 Share Incentive Plan."

Employee Share Holding Platform

        See "Management—Compensation of Directors and Officers—Employee Share Holding Platform."

Other Transactions with Related Parties

        In 2014, we paid RMB213 million to certain of our shareholders to compensate them for their cessation of business.

        As part of our restructuring in 2013, ZTO Express agreed to pay a cash consideration of RMB222 million for the acquisition of the operating assets and equity investments held by Shanghai Zhongtongji. In 2014, ZTO Express paid approximately RMB158 million of deposits and other expenses on behalf of Shanghai Zhongtongji. As agreed to by the parties, ZTO Express paid Shanghai Zhongtongji RMB64 million to net settle the difference between the two amounts in 2014.

        In 2014, ZTO Express paid off an interest-free loan in the amount of RMB341 million to Shanghai Zhongtongji, which was incurred to fund the registered capital injections for the establishment of our subsidiaries.

        We generate delivery revenues from certain related parties. We also incur accounts payable to certain related parties for transportation and deposits, as well as prepaid transportation fees to related parties.

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  Quanzhou Zhongtong Express Ltd., or Quanzhou ZTO, is our equity investee. We derived RMB68.3 million, RMB49.0 million (US$7.4 million) and nil of revenue from Quanzhou ZTO in 2014, 2015 and the six months ended June 30, 2016, respectively. As of December 31, 2014, 2015 and June 30, 2016, we had nil, RMB5.6 million (US$0.8 million) and nil, respectively, due to Quanzhou ZTO.

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  Suzhou Zhongtong Express Ltd., or Suzhou ZTO, had been our equity investee until we acquired all of the remaining equity interest in it in January 2016. We derived RMB10.6 million, RMB14.9 million (US$2.2 million) and nil of revenue from Suzhou ZTO in 2014, 2015 and the six months ended June 30, 2016, respectively. As of December 31, 2014, 2015 and June 30, 2016, we had RMB28.0 million, RMB10.9 million (US$1.6 million) and nil, respectively, due to Suzhou ZTO.

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  Shenyang Changsheng Zhongtong Express Ltd., or Shenyang ZTO, had been our equity investee until it was acquired by us in October 2015. We derived RMB10.6 million and RMB14.3 million (US$2.2 million) of revenue from Shenyang ZTO in 2014 and 2015, respectively.

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  Nanchang Zhongtong Express Ltd., or Nanchang ZTO, had been our equity investee until it was acquired by us in October 2015. We derived RMB12.7 million and RMB13.6 million (US$2.0 million) of revenue from Nanchang ZTO in 2014 and 2015, respectively.

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  Tianjin Qianqiu Zhongtong Express Service Co., Ltd., or Tianjin ZTO, had been our equity investee until it was acquired by us in October 2015. We derived RMB10.2 million and RMB10.6 million (US$1.6 million) of revenue from Tianjin ZTO in 2014 and 2015, respectively.

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  Shaanxi Zhongtong Express Ltd., or Shaanxi ZTO, had been our equity investee until it was acquired by us in October 2015. We derived RMB10.1 million and RMB10.3 million (US$1.5 million) of revenue from Shaanxi ZTO in 2014 and 2015, respectively.

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  Shanxi Zhongtong Daying Logistics Ltd., or Shanxi ZTO, had been our equity investee until it was acquired by us in October 2015. We derived RMB6.0 million and RMB7.1 million (US$1.1 million) of revenue from Shanxi ZTO in 2014 and 2015, respectively. As of December 31, 2014 and 2015, respectively, we had nil and RMB2.1 million (US$0.3 million) due to Shanxi ZTO, and RMB1.2 million and RMB2.3 million (US$0.3 million), respectively, due from Shanxi ZTO.

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  Jilin Zhongtong Daying Logistics Ltd., or Jilin ZTO, had been our equity investee until it was acquired by us in October 2015. We derived RMB4.9 million and RMB5.9 million (US$0.9 million) of revenue from Jilin ZTO in 2014 and 2015, respectively.

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  Heilongjiang Ruston Express Ltd., or Ruston, is our equity investee. We derived RMB0.4 million, RMB0.7 million (US$0.1 million) and nil of revenue from Ruston in 2014, 2015 and the six months ended June 30, 2016, respectively.

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  Fengwang Investments Ltd., or Fengwang, is our equity investee. We derived RMB1.6 million, RMB0.8 million (US$0.1 million) and nil of revenue from Fengwang in 2014, 2015 and the six months ended June 30, 2016, respectively.

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  Zhejiang Zhongtong Express Services Company Ltd., or Zhejiang ZTO, had been controlled by certain of our shareholders until October 31, 2014. In 2014, we derived RMB64.7 million of revenue from Zhejiang ZTO.

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  Wuhan Chengxin Zhongtong Express Ltd., or Wuhan ZTO, is controlled by certain of our shareholders. As of December 31, 2014, 2015 and June 30, 2016, we had RMB5.6 million, nil and nil, respectively, due to Wuhan ZTO, and nil, RMB0.2 million (US$26,332.0) and nil, respectively, due from Wuhan ZTO.

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  Guangzhou Xin Zhongtong Express Ltd., or Guangzhou ZTO, is controlled by certain of our shareholders. As of December 31, 2014, 2015 and June 30, 2016, respectively, we had RMB1.5 million, nil and nil due to Guangzhou ZTO.

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  Shanghai Kuaibao Network Technology Ltd., or Shanghai Kuaibao, is our equity investee. As of December 31, 2014, 2015 and June 30, 2016, we had nil, RMB2.7 million (US$0.4 million) and RMB5.4 million (US$0.8 million), respectively, due from Shanghai Kuaibao.

        Ms. Lai Yufeng is the spouse of our chairman. As of December 31, 2014, 2015 and June 30, 2016, Ms. Lai Yufeng was holding RMB228.5 million, RMB58.4 million (US$8.8 million) and nil, respectively, in cash and cash equivalent on our behalf. The balance of RMB58.4 million (US$9.0 million) as of December 31, 2015 has been transferred to Zto Es Holding Limited in June 2016 in connection with the establishment of our employee share holding platform and has been remitted back to our company.

        As of June 30, 2016, certain of our employees and certain employees of Tonglu Tongze beneficially own 76.6% and 5.0% equity interest in Tonglu Tongze, respectively. Through written proxies, all shareholders of Tonglu Tongze have appointed three of our mid-level managers as nominee shareholders, who do not hold equity interests in Tonglu Tongze, to exercise all their shareholder rights except dividend rights. Daily operations of Tonglu Tongze are managed by its employees. We treat it as our related party. We incurred RMB643.6 million, RMB703.1 million (US$105.8 million) and RMB418.0 million (US$62.9 million) of transportation service fees to Tonglu Tongze and its subsidiaries in 2014, 2015 and the six months ended June 30, 2016, respectively. As of December 31, 2014, 2015 and June 30, 2016, respectively, we had RMB55.8 million, RMB84.6 (US$12.8 million) and RMB27.9 million (US$4.2 million), respectively, of accounts payable due to Tonglu Tongze and its subsidiaries for transportation service. We also had prepaid transportation service fees of RMB7.2 million (US$1.1 million) to Tonglu Tongze's subsidiaries as of December 31, 2015. As of December 31, 2015, we had outstanding interest bearing loan in an amount of RMB15.0 million (US$2.3 million) to Tonglu Tongze. The loan and accrued interest was fully repaid in June 2016.

        Shanghai Mingyu Barcode Technology Ltd., or Shanghai Mingyu, is controlled by our chairman's brother. We incurred RMB80.9 million, RMB80.4 million (US$12.1 million) and RMB44.4 million (US$6.7 million) for purchases of supplies to Shanghai Mingyu in 2014, 2015 and the six months ended June 30, 2016, respectively. As of December 31, 2014, 2015 and June 30, 2016, respectively, we had RMB10.0 million, nil and RMB7.8 million (US$1.2 million), respectively, due to Shanghai Mingyu.

        In August 2016, we entered into an agreement with ZTO Supply Chain Management Co., Ltd., or ZTO LTL, and Mr. Jianfa Lai, a director and principal shareholder of our company, to invest RMB54.0 million in cash in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in the provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also principal shareholders of our company.

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

        As of the date of this prospectus, our company is authorized to issue up to a maximum of 10,000,000,000 shares, which consist of 9,969,920,082 ordinary shares with a par value of $0.0001 each and 30,079,918 series A preferred shares with a par value of $0.0001 each. As of the date of this prospectus, 629,226,522 ordinary shares and 30,079,918 series A preferred shares are issued and outstanding. All of our issued and outstanding ordinary and preferred shares are fully paid. Subject to the approval of our existing shareholders, immediately prior to the completion of this offering, all ordinary shares held by Zto Lms Holding Limited will be redesignated as Class B ordinary shares and all remaining ordinary shares, including ordinary shares issuable upon the automatic conversion of our preferred shares, will be redesignated as Class A ordinary shares. Immediately upon the completion of this offering, there will be                 Class A ordinary shares and                 Class B ordinary shares outstanding, including a total of 30,079,918 Class A ordinary shares resulting from the automatic conversion of all of our outstanding preferred shares, assuming the underwriters do not exercise the over-allotment option.

Our Post-Offering Memorandum and Articles

        We expect to adopt, subject to the approval of our existing shareholders, an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we expect to adopt and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

        Objects of Our Company.    Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

        Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

        Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our post-offering amended and restated articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. In addition, if at any time, Mr. Meisong Lai and his affiliates collectively own less than 10% of the outstanding share capital of our company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

        Voting Rights.    On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each Class A ordinary share and ten votes for each Class B ordinary share, voting together as a single class, on all matters that require a shareholder's vote. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares present in person or by proxy.

        A quorum required for a meeting of shareholders consists of one or more shareholders present and holding not less than one-third of the votes of the outstanding voting shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders' meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than one-third of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting and any other general shareholders' meeting.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

        Transfer of Ordinary Shares.    Subject to the restrictions set out below and the provisions above in respect of the transfer of Class B ordinary shares, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

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  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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  the instrument of transfer is in respect of only one class of ordinary shares;

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  the instrument of transfer is properly stamped, if required; and

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  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

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  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

        Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption of Shares.    The Companies Law and our post-offering amended and restated articles of association permit us to purchase, redeem or otherwise acquire our own shares. In accordance with our post-offering amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

        Variations of Rights of Shares.    The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series;

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  the dividend rights, dividend rates, conversion rights, voting rights; and

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  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

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  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

        The Companies Act is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company's articles of association.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law does not provide shareholders any right to put proposal before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our post-offering amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder's meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute.    As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

  Ordinary Shares

        We were incorporated in the Cayman Islands in April 2015. Upon our incorporation, we issued an aggregate of 600,000,000 ordinary shares to the BVI holding vehicles of the then shareholders of ZTO Express, in proportion to such shareholders respective share percentage in ZTO Express.

        Pursuant to the share purchase and subscription agreement entered into on May 21, 2015, some of our shareholders sold a total of 38,241,600 ordinary shares for an aggregate consideration of US$300 million to Onyx Gem Investment Holdings Limited, Hillhouse ZT Holdings Limited, Standard Chartered Private Equity (Mauritius) III Limited and Gopher China S.O. Project Limited, or collectively as series A investors. The ordinary shares were sold and transferred in two equal batches in August 2015 and December 2015, respectively. As a result, the selling shareholders sold and transferred an aggregate of (i) 22,307,600 ordinary shares to Onyx Gem Investment Holdings Limited; (ii) 6,373,600 ordinary shares to Hillhouse ZT Holdings Limited; (iii) 3,824,160 ordinary shares to Standard Chartered Private Equity (Mauritius) III Limited; and (iv) 5,736,240 ordinary shares to Gopher China S.O. Project Limited in two equal batches in August 2015 and December 2015.

        In June 2016, we issued 13,226,522 ordinary shares as part of the acquisition consideration associated with the 2015 acquisions.

  Employee Share Holding Platform

        See "Management—Compensation of Directors and Officers—Employee Share Holding Platform."

  Preferred Shares

        Pursuant to the same share purchase and subscription agreement entered into on May 21, 2015, we issued and sold a total of 30,079,918 series A preferred shares for an aggregate consideration of US$300 million to the four series A investors. The series A preferred shares were issued in two equal batches in August 2015 and December 2015, respectively. As a result, we issued and sold an aggregate of (i) 17,546,618 series A preferred shares to Onyx Gem Investment Holdings Limited; (ii) 5,013,320 series A preferred shares to Hillhouse ZT Holdings Limited; (iii) 3,007,992 series A preferred shares to Standard Chartered Private Equity (Mauritius) III Limited; and (iv) 4,511,988 series A preferred shares to Gopher China S.O. Project Limited. Upon the completion of a qualified initial public offering of our company, which means a firm underwritten initial public offering of our ordinary shares and the listing of such shares for trading on the New York Stock Exchange or other exchanges determined in accordance with the terms of our shareholders agreement, the conversion of the series A preferred shares is subject to a guaranteed return provision. Under this provision, upon the completion of a qualified initial public offering of our company, valuation of the series A preferred shares as determined by reference to the per-share offering price in that offering shall not be less than the lower of (i) the aggregate purchase price for the series A preferred shares subscribed by the preferred shareholders pursuant to the share purchase and subscription agreements and held prior to the completion of that offering plus return on such investment calculated based on 25% per annual compound rate of return, or (ii) 200% of the aggregate purchase price for such series A preferred shares. If the valuation of all or portion of the series A preferred shares determined by referenced to the offering price in the qualified initial public offering shall be less than the guaranteed return upon the completion of the offering (such shortfall being referred to as the shortfall amount), we are obligated to issue warrants to such preferred shareholders or have the conversion price or conversion rate applicable to the series A preferred shares automatically adjusted or, to the extent that none of the aforesaid IPO adjustments is permitted by the applicable laws, pay cash or share compensation at the election of the preferred shareholders.

  Option Grants

        In June 2016, we granted options to purchase our ordinary shares to an executive officer.

        See "Management—2016 Share Incentive Plan."

  Shareholders Agreement

        We entered into our shareholders agreement on August 18, 2015 with our shareholders, which consist of holders of ordinary shares and series A preferred shares.

        Pursuant to this shareholders agreement, our board of directors shall consist of 11 directors. Zto Lms Holding Limited is entitled to appoint eight directors, each of Zto Wlm Holding Limited, Max Alpha Limited and Max Beyond Limited, Onyx Gem Investment Holdings Limited is entitled to appoint one director.

        The shareholders agreement also provides for certain preferential rights, including right of first refusal, co-sale rights, preemptive rights. Except for the registration rights, all the preferential rights, as well as the provisions governing the board of directors, will automatically terminate upon the completion of this offering.

  Registration Rights

        Pursuant to our current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

        Demand Registration Rights.    At any time after the earlier of (i) 180 days after the effective date of the registration statement for a public offering or (ii) the expiration of the period during which the managing underwriters for such public offering shall prohibit us from effecting any other public sale or distribution of registrable securities, holders of series A preferred shares, Max Alpha Limited and Max Beyond Limited, and Zto Wlm Holding Limited have the right to demand that we file a registration statement covering the registration of any registrable securities of such holders. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any six-month period.

We are not obligated to effect more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

        Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the managing underwriters of any underwritten offering determine in its view the number of registrable securities exceeds the maximum offering size, the registrable securities shall allocate first to us, second to each of holders requesting for the inclusion of their registrable securities pursuant to the piggyback registration, and third to any other party with such priorities among them as we shall determine.

        Form F-3 Registration Rights.    Holders of series A preferred shares, Max Alpha Limited and Max Beyond Limited, and Zto Wlm Holding Limited, may request us in writing to file an unlimited number of registration statements on Form F-3. Within 90 days of receiving such request, we shall effect the registration of the securities on Form F-3.

        Expenses of Registration.    We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3 registration.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

                            , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at            .

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

  How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of                        to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's and/or its agents' expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to receive additional shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

  (i)
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

  (ii)
  if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  •
  Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the Depositary in accordance with its then current policies.

Deposit, Withdrawal and Cancellation

  How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

  How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian's office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

  •
  to receive any distribution on or in respect of deposited securities,

  •
  to give instructions for the exercise of voting rights at a meeting of holders of shares,

  •
  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

  •
  to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

  How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. Subject to the next sentence, as soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement in respect of such meeting or solicitation of consent or proxy. The depositary shall, if we request in writing in a timely manner (the depositary having no obligation to take any further action if our request shall not have been received by the depositary at least 30 days prior to the date of such vote or meeting) and at our expense and provided no legal prohibitions exist, distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct, or, subject to the next sentence, will be deemed to instruct, the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. To the extent we have provided the depositary with at least 40 days' notice of a proposed meeting, if voting instructions are not timely received by the depositary from any holder, such holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by their ADSs as desired, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we inform the depositary in writing that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless, with respect to such meeting, we have provided the depositary with an opinion of our counsel, in form and substance satisfactory to the depositary, to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of any applicable law, public rule or regulation in force in the Cayman Islands, (c) the courts of the Cayman Islands will give effect to the voting arrangement and deemed instruction as contemplated in the proxy under Cayman Islands law and (d) there is nothing under Cayman Islands law which would result in the depositary being deemed to have exercised any discretion when voting in accordance with the terms of the proxy.

        Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

  Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

  What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

  •
  a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

  •
  a fee of up to $            per ADS for any cash distribution made pursuant to the deposit agreement;

  •
  a fee of up to $            per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

  •
  stock transfer or other taxes and other governmental charges;

  •
  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

  •
  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

  •
  in connection with the conversion of foreign currency into U.S. dollars, shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

  •
  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

and/or its agent may act as principal for such conversion of foreign currency.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

        The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

  (1)
  amend the form of ADR;

  (2)
  distribute additional or amended ADRs;

  (3)
  distribute cash, securities or other property it has received in connection with such actions;

  (4)
  sell any securities or property received and distribute the proceeds as cash; or

  (5)
  none of the above.

        If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

  How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such shares and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered holder's name and to deliver such Share certificate to the registered holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

  Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

  •
  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

  •
  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

  •
  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

  •
  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary's or our respective agents' direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

  •
  it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

  •
  it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

  •
  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                                    . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

        The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People's Republic of China law, rules or regulations or any changes therein or thereto.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any ADR holder or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by ADR holders or beneficial owners therein on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to registered holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

        The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary or, in the case of the issuance book portion of the ADR register, when reasonably requested by us solely in order to enable us to comply with applicable law.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

  •
  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

  •
  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law and Jurisdiction

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, (i) the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (ii) the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below; provided however, to the extent there are specific federal securities law violation aspects to any claims against us and/or the depositary brought by any registered holder of ADRs, the federal securities law violation aspects of such claims brought by a registered holder of ADRs against us and/or the depositary may, at the option of such registered holder of ADRs, remain in state or federal court in New York, New York and all other aspects, claims, disputes, legal suits, actions and/or proceedings brought by such ADR holders against us and/or the depositary, including those brought along with, or in addition to, federal securities law violation claims, would be referred to arbitration in accordance with the provisions of the deposit agreement. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

        By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALES

        Upon completion of this offering, we will have            ADSs outstanding, representing approximately             % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the            , but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        [We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the underwriting agreement of which the underwriters have been advised in writing), without the prior written consent of the representatives of the underwriters.]

        [Furthermore, each of our directors, executive officers and existing shareholders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.]

        The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See "Underwriting."

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

        All of our ordinary shares that will be outstanding upon the completion of this offering, other than those Class A ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal            ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

  •
  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

        The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe that ZTO Express (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes. ZTO Express (Cayman) Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that ZTO Express (Cayman) Inc. meets all of the conditions above. ZTO Express (Cayman) Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

        If the PRC tax authorities determine that ZTO Express (Cayman) Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of ZTO Express (Cayman) Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ZTO Express (Cayman) Inc. is treated as a PRC resident enterprise.

        In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

        The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC "resident enterprise" the indirect transfer. On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

United States Federal Income Tax Considerations

        The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

  •
  banks and other financial institutions;

  •
  insurance companies;

  •
  pension plans;

  •
  cooperatives;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  broker-dealers;

  •
  traders in securities that elect to use a mark-to-market method of accounting;

  •
  certain former U.S. citizens or long-term residents;

  •
  tax-exempt entities (including private foundations);

  •
  persons liable for alternative minimum tax;

  •
  holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

  •
  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

  •
  investors that have a functional currency other than the U.S. dollar;

  •
  persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

  •
  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

        Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal tax law to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

  General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

        For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

  Passive Foreign Investment Company Considerations

        A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company's goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

        Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds and our anticipated market capitalization following this offering. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

        If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under "Passive Foreign Investment Company Rules" generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

        The discussion below under "Dividends" and "Sale or Other Disposition" is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under "Passive Foreign Investment Company Rules."

  Dividends

        Subject to the discussion below under "Passive Foreign Investment Company Rules," any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a "dividend" for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to "qualified dividend income," provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary share) will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

        In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see "Taxation—People's Republic of China Taxation"), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

        Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder's individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder's individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

  Sale or Other Disposition

        Subject to the discussion below under "Passive Foreign Investment Company Rules," a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

  Passive Foreign Investment Company Rules

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or Class A ordinary shares;

  •
  the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (each, a "pre-PFIC year"), will be taxable as ordinary income;

  •
  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the NYSE. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

  Information Reporting

        Certain U.S. Holders may be required to report information to the IRS with respect to the beneficial ownership of our ADSs or Class A ordinary shares. These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

        In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom                        ,                         and                         are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Goldman Sachs (Asia) L.L.C.
China Renaissance Securities (Hong Kong) Limited
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC

Total:

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter's name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

        The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional             ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters payable by us, in an aggregate amount not to exceed $            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman, Sachs & Co. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc. We intend to apply for the listing of our ADSs on the New York Stock Exchange under the trading symbol "ZTO."

        [We and all directors and officers and the holders of all of our outstanding ordinary shares and share options have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs.

  •
  whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

        The restrictions described in the preceding paragraph are subject to certain exceptions.]

        The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

        At our request, the underwriters have reserved                 percent of the ADSs to be issued by the Company and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

Selling Restrictions

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

  (ii)
  "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  person associated with the company under section 708(12) of the Corporations Act; or

  (iv)
  "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act;

  and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

  (b)
  you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

        For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  •
  it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside

Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Mexico

        None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People's Republic of China

        This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our

ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

        The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

        This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

 EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NYSE market entry and listing fee, all amounts are estimates.

SEC Registration Fee	$
FINRA Filing Fee
NYSE Market Entry and Listing Fee
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	$

LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by JunHe Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon JunHe Law Offices with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements as of December 31, 2014 and 2015, and for each of the two years in the period ended December 31, 2015, and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP are located at Bund Center, 30th Floor 222 Yan An Road East, Shanghai, the People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

ZTO EXPRESS (CAYMAN) INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

        We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc. (the "Company"), its subsidiaries, variable interest entity and subsidiaries of variable interest entity (the "Group") as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2015 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

June 23, 2016 (August 29, 2016 as to the convenience translation described in Note 2(f))

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2014	2015
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		163,359	2,452,359	369,003
Restricted cash		—	266,403	40,085
Accounts receivable, net of allowance for doubtful accounts of nil and RMB536 at December 31, 2014 and 2015, respectively		49,164	58,494	8,802
Inventories		4,950	15,720	2,365
Advances to suppliers		178,671	347,680	52,315
Prepayments and other current assets		126,800	211,724	31,858
Amounts due from related parties	13	229,670	85,740	12,901

Total current assets		752,614	3,438,120	517,329
Investments in equity investees	7	389,557	377,431	56,792
Property and equipment, net	4	925,868	1,752,586	263,709
Land use rights, net	5	416,283	821,131	123,555
Goodwill	6	2,379,182	4,091,219	615,600
Deferred tax assets	10	87,259	81,006	12,189
Other non-current assets		23,362	20,730	3,119

TOTAL ASSETS		4,974,125	10,582,223	1,592,293

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowing	8	250,000	300,000	45,141
Accounts payable		152,059	294,199	44,268
Advances from customers		220,247	298,865	44,970
Income tax payable		218,215	301,932	45,431
Amounts due to related parties	13	100,819	103,267	15,538
Acquisition consideration payable	3	50,697	87,766	13,206
Other current liabilities	9	539,257	1,264,914	190,330

Total current liabilities		1,531,294	2,650,943	398,884
Deferred tax liabilities	10	47,128	85,059	12,799

TOTAL LIABILITIES		1,578,422	2,736,002	411,683

Commitments and contingencies (Note 14)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 30,079,918 shares authorized, issued and outstanding as of December 31, 2015)	16	—	1,976,855	297,454
Shareholders' equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 600,000,000 shares issued, 586,200,000 and 600,000,000 shares outstanding as of December 31, 2014 and 2015, respectively)		390	390	59
Additional paid-in capital		2,966,980	4,281,321	644,205
Retained earnings		401,440	1,589,420	239,158
Accumulated other comprehensive loss		—	(13,749)	(2,069)

ZTO Express (Cayman) Inc. shareholders' equity		3,368,810	5,857,382	881,353
Noncontrolling interests		26,893	11,984	1,803

Total Equity		3,395,703	5,869,366	883,156

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY		4,974,125	10,582,223	1,592,293

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Years ended December 31,
	Notes	2014	2015
		RMB	RMB	US$
				(Note 2)
Revenues (including related party revenue of RMB200,171 and RMB127,157 for the years ended December 31, 2014 and 2015, respectively)		3,903,572	6,086,455	915,821
Cost of revenues (including related party cost of revenues of RMB724,522 and RMB783,467 for the years ended December 31, 2014 and 2015, respectively)		(2,770,530)	(3,998,737)	(601,685)

Gross profit		1,133,042	2,087,718	314,136
Operating income (expenses)
Selling, general and administrative		(534,537)	(591,738)	(89,038)
Other operating income, net		1,796	33,249	5,003

Total operating expenses		(532,741)	(558,489)	(84,035)

Income from operations		600,301	1,529,229	230,101
Other income (expenses)
Interest income		3,408	15,091	2,271
Interest expense		(798)	(16,392)	(2,466)
Gain on deemed disposal of equity method investments	3	—	224,148	33,727

Income before income tax and share of profit (loss) in equity method investments		602,911	1,752,076	263,633
Income tax expense	10	(202,486)	(419,999)	(63,197)

Income before share of profit (loss) in equity method investments		400,425	1,332,077	200,436
Share of profit (loss) in equity method investments		5,578	(459)	(69)

Net income		406,003	1,331,618	200,367
Net loss attributable to noncontrolling interests		423	137	20

Net income attributable to ZTO Express (Cayman) Inc.		406,426	1,331,755	200,387
Change in redemption value of convertible redeemable preferred shares	16	—	(28,775)	(4,330)

Net income attributable to ordinary shareholders		406,426	1,302,980	196,057

Net earnings per share attributable to ordinary shareholders:	12
Basic		0.68	2.15	0.32
Diluted		0.68	2.15	0.32
Weighted average shares used in calculating net earnings per ordinary share:
Basic		597,882,740	599,373,273	599,373,273
Diluted		597,882,740	599,373,273	599,373,273
Net income		406,003	1,331,618	200,367
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment		—	(13,749)	(2,069)

Comprehensive income		406,003	1,317,869	198,298
Less: comprehensive loss attributable to noncontrolling interests		423	137	20

Comprehensive income attributable to ZTO Express (Cayman) Inc.		406,426	1,318,006	198,318
Change in redemption value of convertible redeemable preferred shares		—	(28,775)	(4,330)

Comprehensive income attributable to ordinary shareholders		406,426	1,289,231	193,988

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except for share)

	ZTO Express (Cayman) Inc. Shareholders' Equity
				Retained earnings/ (accumulated deficit)	Accumulated other comprehensive loss
	Ordinary shares		Additional paid-in capital				Noncontrolling interests
						Total		Total Equity
	Number of shares
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2014	600,000,000	390	319,244	(4,986)	—	314,648	17,516	332,164
Deemed distribution to shareholders of Shanghai Zhongtongji in connection with 2013 Restructuring	—	—	(222,401)	—	—	(222,401)	—	(222,401)
Net income (loss)	—	—	—	406,426	—	406,426	(423)	406,003
Fair value of ordinary shares issued for business acquisitions	—	—	2,379,182	—	—	2,379,182	—	2,379,182
Fair value of ordinary shares issued for acquisition of equity investees	—	—	220,955	—	—	220,955	—	220,955
Repurchase of ordinary shares (Note 15)	(13,800,000)	—	(230,000)	—	—	(230,000)	—	(230,000)
Additional capital contribution from shareholders	—	—	500,000	—	—	500,000	—	500,000
Capital contribution from noncontrolling interest shareholder	—	—	—	—	—	—	9,800	9,800

Balance at December 31, 2014	586,200,000	390	2,966,980	401,440	—	3,368,810	26,893	3,395,703
Net income (loss)	—	—	—	1,331,755	—	1,331,755	(137)	1,331,618
Distribution of dividends	—	—	—	(115,000)	—	(115,000)	—	(115,000)
Foreign currency translation adjustments	—	—	—	—	(13,749)	(13,749)	—	(13,749)
Ordinary shares consideration for business acquisitions	13,800,000	—	1,314,569	—	—	1,314,569	—	1,314,569
Acquisition of noncontrolling interests of the Group's subsidiary	—	—	(228)	—	—	(228)	(14,772)	(15,000)
Change in redemption value of convertible redeemable preferred shares	—	—	—	(28,775)	—	(28,775)	—	(28,775)

Balance at December 31, 2015	600,000,000	390	4,281,321	1,589,420	(13,749)	5,857,382	11,984	5,869,366

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015
	RMB	RMB	US$
			(Note 2)
Operating activities
Net Income	406,003	1,331,618	200,367
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	—	116,800	17,575
Depreciation and amortization	64,014	158,056	23,782
Loss on disposal of property and equipment	3,132	7,293	1,097
Allowance for doubtful accounts	—	2,588	389
Deferred income tax	(80,309)	5,047	760
Gain on deemed disposal of equity method investments	—	(224,148)	(33,727)
Share of (profit) loss in equity method investments	(5,578)	459	69
Changes in operating assets and liabilities:
Restricted cash	—	(266,403)	(40,084)
Accounts receivable	(40,656)	(11,918)	(1,793)
Inventories	(4,950)	(10,770)	(1,621)
Advances to suppliers	(8,959)	(7,095)	(1,068)
Prepayments and other current assets	(100,690)	(52,674)	(7,926)
Amounts due from related parties	(1,161)	(11,179)	(1,682)
Other non-current assets	(23,362)	2,632	396
Accounts payable	110,025	142,139	21,387
Advances from customers	106,956	78,618	11,830
Amounts due to related parties	100,819	2,448	368
Income tax payable	217,646	83,717	12,597
Other current liabilities	328,821	520,310	78,290

Net cash provided by operating activities	1,071,751	1,867,538	281,006

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015
	RMB	RMB	US$
			(Note 2)
Cash flows from investing activities
Purchases of property and equipment	(618,571)	(1,062,302)	(159,842)
Purchases of land use rights	(171,510)	(413,562)	(62,228)
Payment of amounts due from related parties	(228,509)	(15,000)	(2,257)
Repayment of amounts due from related parties	—	228,509	34,383
Cash paid for business acquisitions	(13,793)	(20,604)	(3,100)
Purchases of equity method investments	(95,400)	(193,803)	(29,161)
Others	11,484	27,016	4,064

Net cash used in investing activities	(1,116,299)	(1,449,746)	(218,141)

Cash flows from financing activities
Proceeds from issuance of convertible redeemable preferred shares	—	1,934,331	291,057
Proceeds from capital contribution from shareholders	500,000	—	—
Proceeds from capital contribution from noncontrolling interest shareholder	9,800	—	—
Proceeds from short-term borrowing	300,000	350,000	52,664
Repayment of short-term borrowing	(50,000)	(300,000)	(45,141)
Payment of dividends	—	(115,000)	(17,304)
Repayment of amounts due to related parties	(404,736)	—	—
Repurchase of ordinary shares	(184,000)	—	—

Net cash provided by financing activities	171,064	1,869,331	281,276

Effect of exchange rate changes on cash and cash equivalents	—	1,877	282
Net increase in cash and cash equivalents	126,516	2,289,000	344,423
Cash and cash equivalents at beginning of year	36,843	163,359	24,580

Cash and cash equivalents at end of year	163,359	2,452,359	369,003

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015
	RMB	RMB	US$
			(Note 2)
Supplemental disclosure of cash flow information
Income taxes paid	65,148	331,235	49,841
Interest expense paid	798	16,392	2,466

        Supplemental disclosure on non-cash investing and financing activities:

        In 2014 and 2015, the Group acquired delivery company operating assets which constituted businesses and were accounted for these acquisitions as business combinations. Details of non-cash activities arising from these acquisitions are set out in Note 3.

        In 2014, the Group acquired investments in 7 network partners that were accounted for under the equity method with consideration paid in ordinary shares. Details of these non-cash activities are disclosed in Note 7(1) and (2).

        As of December 31, 2014 and 2015, payables for purchase of property and equipment are RMB91,106 and RMB68,900, respectively.

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        ZTO Express (Cayman) Inc. (the "Company") was incorporated under the laws of Cayman Islands on April 8, 2015. The Company, its subsidiaries, its variable interest entity and subsidiaries of variable interest entity ("VIE") (collectively referred to as the "Group") are principally engaged in express delivery services in the People's Republic of China ("PRC") through a nationwide network partner model.

History of the Group and Restructuring

        Prior to 2013, the Group's operations were conducted through Shanghai Zhongtongji Express Service Co., Ltd. ("Shanghai Zhongtongji") located in Shanghai, PRC. Shanghai Zhongtongji served as the franchisor of the ZTO delivery service network (the "ZTO network") which operated as a franchise. In addition to providing delivery services in Shanghai, Anhui, Jiangsu and Zhejiang province in PRC, Shanghai Zhongtongji determined the business strategies and coordinated the operations of our network partners.

2013 Restructuring

        In 2013, in order to obtain investments from outside investors, shareholders of Shanghai Zhongtongji and 15 network partners located in various provinces within PRC agreed to a restructuring plan. The main purpose of the restructuring is to create a holding company, which in turn holds the businesses of Shanghai Zhongtongji and 15 network partners across the ZTO network. Shanghai Zhongtongji did not hold direct ownership in any of these network partners and they were not under common control, however, there was significant commonality of shareholders of the network partners within the ZTO network. The restructuring was accomplished through a series of contemplated transactions ("2013 Restructuring") summarized as follows:

          1.     In January 2013, the shareholders who separately owned Shanghai Zhongtongji and 15 network partners formed ZTO Express Co., Ltd. ("ZTO Express") and entered into a non-binding commitment to transfer their respective businesses to ZTO Express in exchange of a pre-determined equity percentage of ZTO Express. Each of the shareholders (11 in total) contributed nominal cash for their respective pro-rata share of paid-in capital in ZTO Express and shares of ZTO Express were issued to them based on the pre-determined percentage accordingly. These shareholders owned various equity interests in Shanghai Zhongtongji and 15 network partners.

          2.     In January 2014, ZTO Express executed separate agreements to acquire the operating assets of Shanghai Zhongtongji and 8 network partners that were wholly owned by some of the shareholders that formed ZTO Express in step 1 above. The legal contracts stipulated a cash purchase price for each acquisition based on the net book value of the fixed assets to be acquired, which approximated fair value, in addition to the equity shares of ZTO Express issued to them in 2013 in contemplation of the acquisitions of these 8 network partners.

          3.     There were 7 network partners identified in the restructuring plan that had minority interest holders who held significant participating rights. For these entities, ZTO Express initially acquired the legal and economic rights associated with the equity interests held by the majority equity shareholders in January 2014 in exchange of equity shares of ZTO Express issued to them in January 2013. Other

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  than Suzhou ZTO Co., Ltd., the acquisitions of minority interests of the other 6 network partners companies were completed in October 2015(Note 7(2)).

        The 2013 Restructuring was accounted for as a put-together transaction in accordance with ASC 805, Business Combination and Shanghai Zhongtongji has been identified as the accounting acquirer of ZTO Express and the 15 network partners. Operating assets and equity investments transferred from Shanghai Zhongtongji to ZTO Express were recognized and measured at their historical cost basis. Payment of cash consideration to Shanghai Zhongtongji of RMB222 million for the acquisition of these assets in accordance with the asset purchase agreement signed between Shanghai Zhongtongji and ZTO Express was recorded as deemed distribution to the shareholders of Shanghai Zhongtongji in the consolidated statements of changes in shareholders' equity.

        Although there was common ownership amongst ZTO Express, Shanghai Zhongtongji, and the 15 network partners, neither ZTO Express nor Shanghai Zhongtongji had a majority of the voting interests or a controlling financial interest in any of the 15 network partners. The 2013 Restructuring involved acquisitions of Shanghai Zhongtongji and the 15 network partners with the initial acquisitions of Shanghai Zhongtongji and the 8 network partners on January 1, 2014. As more than one entity was involved in the acquisition, but none of the owners of the combining entities individually or as a group retain or receive a majority of the voting rights of the combined entities, the 2013 Restructuring is considered to be a put-together transaction accounted for as business combination for which the acquisition method of accounting was applied, and Shanghai Zhongtongji is the accounting acquirer.

2015 Restructuring

        In 2015, ZTO Express and its shareholders undertook another reorganization in order to establish the Company (the "2015 Restructuring"), which was executed in two steps as follows:

  •
  On April 8, 2015, the Company was incorporated by the shareholders of ZTO Express, each maintaining identical ownership interests as in ZTO Express, and

  •
  On August 18, 2015, the Company, through its wholly owned subsidiary in PRC, entered into a series of contractual arrangements, with ZTO Express and their respective shareholders. (see Note 2(b)) below for a description of the VIE arrangements pursuant to which the Company and its subsidiary were established as the primary beneficiary of ZTO Express.

        The main purpose of the 2015 Restructuring was to establish a Cayman holding company for the existing business in preparation for an overseas initial public offering. The reorganization was necessary to comply with the PRC law and regulations which restrict foreign ownership of companies that engage in delivery services in China. The Group has accounted for the 2015 Restructuring akin to a reorganization of entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to ZTO Express for all periods presented. The share and per share data relating to the ordinary shares issued by the Company during the 2015 Restructuring are presented as if the 2015 Restructuring transactions occurred at the beginning of the first period presented.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)   Principles of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

        The Group evaluates the need to consolidate certain VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Consolidation of Variable Interest Entities

        Applicable PRC laws and regulations currently limit foreign ownership of companies that provide delivery services in PRC. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of delivery services. As discussed in Note 1, the Group undertook the 2015 Restructuring whereby ZTO Express and its subsidiaries became a VIE of the Group effective on August 18, 2015. To provide the Group effective control over ZTO Express and receive substantially all of the economic benefits of ZTO Express, the Company's wholly owned subsidiary, Shanghai Zhongtongji Network Technology Ltd. ("Shanghai Zhongtongji Network") entered into a series of contractual arrangements, described below, with ZTO Express and its individual shareholders.

        Agreements that provide the Company effective control over the VIE include:

Voting Rights Proxy Agreement & Irrevocable Powers of Attorney

        Under which each shareholder of ZTO Express has executed a power of attorney to grant Shanghai Zhongtongji Network the power of attorney to act on his or her behalf on all matters pertaining ZTO Express and to exercise all of his or her rights as a shareholder of ZTO Express, including but not limited to convene, attend and vote at shareholders' meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Shanghai Zhongtongji Network terminates the agreement by giving a prior written notice or gives its consent to the termination by ZTO Express.

Exclusive Call Option Agreement

        Under which the shareholders of ZTO Express granted Shanghai Zhongtongji Network or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in ZTO Express when and to the extent permitted by PRC law. Shanghai Zhongtongji Network or its designated

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Zhongtongji Network's written consent, the shareholders of ZTO Express shall not transfer, donate, pledge, or otherwise dispose any equity interests of ZTO Express in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Zhongtongji Network, but not by ZTO Express or its shareholders.

Equity Pledge Agreement

        Under which the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to Shanghai Zhongtongji Network as collateral to secure their obligations under the above agreement. If the shareholders of ZTO Express or ZTO Express breach their respective contractual obligations, Shanghai Zhongtongji Network, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of ZTO Express shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in ZTO Express without prior written consent of Shanghai Zhongtongji Network. The equity pledge right held by Shanghai Zhongtongji Network will expire when the shareholders of ZTO Express and Shanghai Zhongtongji Network have fully performed their respective obligations under the Consulting Services Agreement and Operating Agreement, or the shareholder is no longer a shareholder of ZTO Express or the satisfaction of all its obligations by ZTO under the VIE contractual arrangements.

        The agreements that transfer economic benefits to the Company include:

Exclusive Consulting and Services Agreement

        Under which ZTO Express engages Shanghai Zhongtongji Network as its exclusive technical and operational consultant and under which Shanghai Zhongtongji Network agrees to assist in business development and related services necessary to conduct ZTO Express's operational activities. ZTO Express shall not seek or accept similar services from other providers without the prior written approval of Shanghai Zhongtongji Network. The agreements will be effective as long as ZTO Express exists. Shanghai Zhongtongji Network may terminate this agreement at any time by giving a prior written notice to ZTO Express.

        Under the above agreements, the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network the power to exercise all voting rights to which they were entitled. In addition, Shanghai Zhongtongji Network has the option to acquire all of the equity interests in ZTO Express, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Zhongtongji Network is entitled to receive service fees for certain services to be provided to ZTO Express.

        The Call Option Agreement and Voting Rights Proxy Agreement provide the Company with effective control over the VIE and its subsidiaries, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of ZTO Express under the relevant agreements. Because the Company, through Shanghai Zhongtongji Network, has (i) the power to direct the activities of ZTO Express that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the benefits from ZTO Express, the Company is deemed the primary beneficiary of ZTO Express. Accordingly, the Company consolidates the ZTO Express's financial results of operations, assets and liabilities in the Company's consolidated financial statements. The aforementioned Control Documents are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements or is ultimately eliminated upon consolidation, such as the service fees provided under the Consulting Services Agreement and Operating Agreement.

        The Group believes that the contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

  •
  ZTO Express and its shareholders may have or develop interests that conflict with the Group's interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

  •
  ZTO Express and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group's use of financing sources or otherwise restrict the VIE or the Group's ability to conduct business.

  •
  The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity interests under the Equity Interest Pledge Agreement have been registered by the shareholders of ZTO Express with the relevant office of the administration of industry and commerce, however, the VIE or the Group may fail to meet other requirements. Even if the contractual agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

  •
  The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following amounts and balances of ZTO Express and its subsidiaries were included in the Group's consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2014	2015
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	163,359	587,039
Restricted cash	—	266,403
Accounts receivable	49,164	56,262
Inventories	4,950	15,720
Advances to suppliers	178,671	256,955
Prepayments and other current assets	126,800	170,824
Amounts due from related parties	229,670	85,740

Total current assets	752,614	1,438,943
Investments in equity investees	389,557	249,508
Property and equipment, net	925,868	1,383,357
Land use rights, net	416,283	788,717
Goodwill	2,379,182	4,091,219
Deferred tax assets	87,259	81,006
Other non-current assets	23,362	15,707

TOTAL ASSETS	4,974,125	8,048,457

Liabilities
Current liabilities:
Short-term bank borrowing	250,000	300,000
Accounts payable	152,059	280,774
Advances from customers	220,247	295,865
Income tax payable	218,215	300,864
Amounts due to related parties	100,819	103,267
Acquisition consideration payables	50,697	87,766
Other current liabilities	539,257	1,184,875

Total current liabilities	1,531,294	2,553,411
Deferred tax liabilities	47,128	85,059

TOTAL LIABILITIES	1,578,422	2,638,470

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Years ended December 31,
	2014	2015
	RMB	RMB
Total revenue	3,903,572	6,086,455
Net income	406,003	1,331,621
Net cash generated from operating activities	1,071,751	1,898,426
Net cash used in investing activities	(1,116,299)	(1,409,746)
Net cash provided by (used in) financing activities	171,064	(65,000)
Net increase in cash and cash equivalents	126,516	423,680
Cash and cash equivalents at beginning of year	36,843	163,359
Cash and cash equivalents at end of year	163,359	587,039

        ZTO Express contributed 100% of the Group's consolidated revenues for the years ended December 31, 2014 and 2015. As of December 31, 2014 and 2015, ZTO Express accounted for an aggregate of 100% and 76%, respectively, of the consolidated total assets, and 100% and 96%, respectively, of the consolidated total liabilities. Total assets not associated with ZTO Express consisted of cash and cash equivalents. The Group expects less percentage of revenue generated from ZTO Express compared to the whole Group for the foreseeable future as transportation assets and the associated revenue generating activities will be transferred to subsidiaries of the Group.

        There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to ZTO Express. However, if ZTO Express were ever to need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

        The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.

        Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of restricted net assets.

Nonconsolidated Variable Interest Entity

        Tonglu Tongze Logistics Ltd. and its subsidiaries ("Tonglu"), established in 2013, is a transportation service company providing line-haul transportation services to the Group. Tonglu is majority owned by the employees of the Group who are considered as related parties to the Group. The Group has participated significantly in the design of Tonglu during its formation and have the ability to determine which of the Group's employees can become the shareholders of Tonglu. Historically, the Group's employees have served as the key management of Tonglu, with compensation determined and paid by the Group, and not

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Tonglu. The Group concluded that Tonglu constitutes a VIE, as the equity investors do not have the power, through voting rights or similar rights, to direct the activities of Tonglu that most significantly impact the Tonglu's economic performance. In addition, the Group held variable interests in Tonglu in the form of a waiver of management fees and an outstanding loan receivable as of December 31, 2015 of RMB15 million that was repaid in full in 2016. After considering the terms, characteristics, size of the economic interests and our involvement in Tonglu, the Group concluded that it is not the primary beneficiary of Tonglu as it does not have an exposure to the economics of Tonglu that is more than insignificant.

        The amount represents the maximum exposure to loss as result of the Group's variable interests in Tonglu included in the Group's consolidated balance sheets are set forth below.

	As of December 31,
	2014	2015
	RMB	RMB
Amount due from related parties	—	15,000

Maximum exposure to loss in nonconsolidated variable interest entity	—	15,000

        The Group also has transactions with Tonglu for the years ended December 31, 2014 and 2015 and amounts due to Tonglu as of December 31, 2014 and 2015 for transportation service received from Tonglu, in connection with a contractual arrangement and considered by management to be on terms that are commensurate with market. Transactions and balances relating to the transportation services are disclosed in Note 13 (a), (b) and (c).

(c)   Use of estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements include assessment of useful lives of long-lived assets, valuation of ordinary shares and share-based compensation, realization of deferred tax assets, impairment assessment of long-lived assets and goodwill and assumptions used to determine the fair value of the assets acquired through business combination. Actual results may differ materially from those estimates.

(d)   Fair value

        Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

        Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

        Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group has stock unit awards payable that was required to be measured at fair value on a recurring basis at the end of each reporting period. Change in fair value and inputs in the valuations are disclosed in Note 11.

        The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, amounts due from related parties, advances to suppliers, prepayments and other current assets, short-term bank borrowing, accounts payable, advances from customers, amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

        We allocate the fair value of purchase consideration to the tangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets is recorded as goodwill. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

(e)   Foreign currency translation

        The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company and subsidiaries incorporated outside the mainland China are the United States dollar ("US dollar" or "US$"). The functional currency of all the other subsidiaries and the VIE is RMB.

        Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive income.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive income.

(f)    Convenience translation

        Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2015 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6459, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2016, or at any other rate.

(g)   Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(h)   Restricted cash

        Restricted cash represents cash received from network partners that was immediately restricted for use until the final delivery of parcel to the recipients.

(i)    Property and equipment, net

        Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of lease term or estimated useful life of 3 years
Furniture, office and electric equipment	3 to 5 years
Machinery and equipment	10 years
Vehicles	5 years
Buildings	20 years

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)    Investments in equity investees

        Investments in equity investees of the Group are comprised of investments in privately-held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of profits and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, adjustments to recognize certain differences between the Group's carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group's cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group's cumulative equity in the investee's earnings are considered as a return of investment and classified as cash inflows from investing activities. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used. Under the cost method, the Group carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee's post-acquisition profits.

(k)   Impairment of long-lived assets

        The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2014 and 2015.

(l)    Goodwill

        Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Goodwill is reviewed at least annually for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

capital expenditures. Fair value determinations mainly include both internal and third-party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter. No impairment charge was recognized for the years ended December 31, 2014 and 2015.

(m)  Share-based compensation

        The Group granted share units to eligible employees and accounts for these share unit awards in accordance with ASC 718 Compensation—Stock Compensation. As these share unit awards are subject to repurchase features that are not within the control of the Group, these awards are classified as liabilities and measured at fair value at the date of the grant and subsequently remeasured to fair value at the end of each reporting period through settlement. Changes in the fair value of the liabilities incurred for these awards are recognized as share-based compensation.

(n)   Revenue recognition

        The Group recognizes revenue when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. While the Group serves as the franchisor in the ZTO network, it has not collected franchise fees from its network partners. The Group considers its customers to be the pickup outlets operated by the Group's network partners. The Group's revenue represents network transit fees derived from the provision of sorting and line-haul transportation services to the pickup outlets operated by the Group's network partners. The network transit fees the Group charges its pickup outlets consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The Group recognizes revenue when the parcels are delivered from the Group's sorting hubs to the delivery outlets in the network, assuming all other revenue recognition criteria have been met. A small percentage of the Group's delivery services are performed for its enterprise customers; and enterprise customer revenues are recognized when the packages are delivered to the recipients.

        Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues for the sales of accessories were RMB125,058 and RMB173,166 for the years ended December 31, 2014 and 2015, respectively.

(o)   Cost of revenues

        Cost of revenues consists of the following:

  •
  Transportation costs, including payments to outsourced transportation companies, as well as costs associated with the Group's own transportation infrastructure; including, labor costs of truck drivers, depreciation of self-owned trucks, airfare cost, fuel cost, and road toll,

  •
  operating costs for the ZTO delivery IT platform,

  •
  cost of hub operations, such as operators' labor costs and depreciation and lease costs, and

  •
  cost of accessories including portable barcode readers, thermal papers and packaging materials.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)   Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

        As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss are carried forwards and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

(q)   Comprehensive income

        Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances from non-owner sources. For the years presented, the Group's comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(r)   Operating leases as lessee

        Leases, including leases of offices and sorting hubs, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases for any of the years presented herein.

(s)   Concentration credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, amounts due from related parties, accounts receivable, other receivables and advances to suppliers and prepayments and other current assets. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise amounts receivable from enterprise customers. The Group conducts a credit evaluation of these enterprise customers. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)    Earnings per share

        Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

        The Company's convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period.

        Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had convertible redeemable preferred shares, which could potentially dilute basic earnings per share in the future. Diluted earnings per share are computed using the two-class method or the as-if converted method, whichever is more dilutive.

(u)   Stock split

        In December 2014, the Company's shareholders approved an increase of the total authorized and issued capital shares from 100,000,000 to 600,000,000 shares with the same per share par value of RMB1.00. All share and per share data in these financial statements and footnotes has been retrospectively adjusted to account for this stock split.

(v)   Recently issued accounting standards

        In May 2014, Financial Accounting Standards Board (or "FASB") issued Accounting Standards Updates (or "ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards ("IFRS"). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is still in the process of assessing the potential financial impact the adoption will have to the Group.

        In February 2015, FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. The Group has early-adopted this guidance during the year ended December 31, 2015, when performing the consolidation analysis of Tonglu, which is a variable interest entity majority-owned by the Group's employees. The Group concluded it does not have a controlling financial interest in Tonglu therefore, does not consolidate Tonglu. There is no impact in performing the consolidation analysis of ZTO Express upon early adoption of ASU 2015-02 (See Note 2(b)).

        In July 2015, FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. The amendments in this Update require an entity to measure inventory within the scope of this Update at the lower of cost and net realizable value. The Group does not expect a material impact to its consolidated financial statement upon adoption of this ASU.

        In September 2015, FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The Group adopted the new standard during the year ended December 31, 2015, which did not have a significant impact on the financial statements.

        In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group has adopted this guidance during the year ended December 31, 2015, retroactively. The adoption of this guidance did not have a material effect on the Group's consolidated financial statements.

        In January 2016, FASB issued ASU 2016-01, to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is still in the process of assessing the impact of this ASU on our consolidated financial statements.

        In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In March 2016, FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact of this ASU on the consolidated financial statements.

        In March 2016, FASB issued ASU 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) accruals of compensation costs based on the forfeitures; (d) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Group has elected to early adopt this standard on a retrospective basis for the year ended December 31, 2015 as the Group elected to account for forfeitures when they occur to reduce the complexity in the accounting of share based compensation. The adoption of this guidance did not have a material effect on the Group's consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

3. Business Combination

        In order to consolidate and optimize the Group's delivery capacity in key geographic areas within PRC, in 2014 and 2015, the Group acquired substantially all of the operating assets of 8 and 16 network partners, respectively. The assets acquired from these entities constituted substantially all of the operating assets of the network partners including parcel sorting hubs, vehicles and miscellaneous furniture and fixture, and assumption of their respective assembled workforces. The Group accounted for these acquisitions as business combinations.

        Total consideration for 2014 acquisitions consisted of cash of RMB64,490 and 202,800,000 ordinary shares of ZTO Express at a determined per share fair value of RMB11.73. Total consideration for 2015 acquisitions consisted of cash of RMB57,673 and 26,336,657 ordinary shares of ZTO Express at a determined per share fair value of RMB48.64. The Group engaged a third party valuation firm to assist them with the valuation of ordinary shares as well as property, plant and equipment and intangible assets. The excess of the total cash and fair value of share-based consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible.

2014 Acquisitions of Network Partners

        In January 2014, in connection with the Group's 2013 Restructuring, the Group purchased 8 network partners located in various provinces in PRC, namely Henan, Sichuan, Hubei, Beijing, Guangdong and Hunan. The details of the considerations, fair value of fixed assets acquired and goodwill for the network partners acquired in 2014 are as follows:

	Henan	Sichuan	Hubei	Beijing	Guangdong and Hunan(1)	Total
Consideration:
Ordinary shares	70,390	70,390	234,399	758,100	1,245,903	2,379,182
Cash	953	5,170	6,804	2,044	49,519	64,490

Total	71,343	75,560	241,203	760,144	1,295,422	2,443,672
Fair value of fixed assets acquired	953	5,170	6,804	2,044	49,519	64,490

Goodwill	70,390	70,390	234,399	758,100	1,245,903	2,379,182

(1)
There are three entities in Guangdong, namely, Shenzhen Chengxin ZTO Industrial Co., Ltd., Guangzhou Xin ZTO Express Co., Ltd. and Dongguan Kaisheng ZTO Express Co., Ltd. The three network partners in Guangdong and one network partner in Hunan were owned by the same group of shareholders.

2015 Acquisitions of Network Partners

        In October 2015, the Group purchased 16 network partners, consisting of the following:

        6 network partners identified in the 2013 Restructuring that were previously accounted for under the equity method (Note 7) for cash consideration of RMB22,680 and 3,915,720 ordinary shares, determined to have a per share fair value of RMB48.64.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

3. Business Combination (Continued)

        3 network partners in Fujian province previously accounted for under the equity method for cash consideration of RMB761 and 4,440,132 ordinary shares, determined to have a per share fair value of RMB48.64.

        7 network partners owned and operated by unrelated third parties for cash consideration of RMB34,232 and 17,980,805 ordinary shares, determined to have a per share fair value of RMB48.64.

        For the acquisitions of the 9 delivery companies which the Group had investments in these entities accounted for under the equity method, the Group's existing equity interests in these entities were remeasured to a total aggregate fair value of RMB431,022, with the excess over the carrying amount recognized as gain on deemed disposal of equity method investments of RMB224,148 in the consolidated statements of comprehensive income. Each of the network partners acquired was insignificant individually and in aggregate.

        The aggregated consideration, fair value of operating assets acquired and goodwill resulted for these acquisitions in 2015 are as follows:

2015
RMB
Consideration:
Ordinary shares	1,281,015
Cash	57,673

Total	1,338,688
Fair value of the Group's existing equity interests at the time of acquisition	431,022
Less: Fair value of fixed assets acquired	57,673

Goodwill	1,712,037

        The fair value of the ordinary shares was determined by the Group using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group.

        In accordance with ASC 805, Business Combination, the Group's pre-existing interest in these entities were remeasured at fair value, with a resulting gain in the amount of RMB224,148 recorded in earnings.

        The fair value of the pre-existing interest in the equity method investment on the acquisition date is calculated by deducting the total fair value of additional equity interest acquired in these entities from the fair value of 100% equity interest in these entities at the date of acquisition by adopting income approach, in particular, the discounted cash flow method to analyze the indicative value of all equity interests in the acquired entities. The fair value of the entities acquired are estimated based on significant inputs which mainly include the financial results, growth trends of the Group and discount rate.

        The identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

3. Business Combination (Continued)

identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The intangible assets acquired in these acquisitions were assembled workforce, client service capability and presence in geographic locations/market within PRC, which did not meet the separation criteria or the contractual-legal criteria, therefore, are not identifiable and not recognized apart from goodwill. The goodwill was assigned to the whole group as a result of these acquisitions.

        Cash consideration of RMB50,697 and RMB87,766 was not paid as of December 31, 2014 and 2015, respectively, and has been recorded in acquisition consideration payables.

        13,226,525 ordinary shares relating to the equity consideration exchanged for the 2015 acquisitions were not issued as of December 31, 2015. However, RMB643,338 relating to these non-contingent shares has been recorded as additional paid-in capital in the consolidated statements of changes in shareholders' equity.

        The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2014 and 2015 assuming that all acquisitions occurred as of the beginning of period. The pro forma results have been prepared for comparative purpose only based on management's best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

	Years ended December 31,
	2014	2015
	(Unaudited)
	RMB	RMB
Pro forma revenue	4,762,499	6,997,299
Pro forma income from operations	637,460	1,599,022
Pro forma net income attributable to the Group	434,133	1,154,382
Pro forma net income per share
Basic	0.72	1.86
Diluted	0.72	1.86

        Pro forma net income attributable to the Group for the year ended December 31, 2015 excluded the gain of RMB224,148 on the deemed disposal of equity investments based on the assumption that the deemed disposal gain would not have resulted in this period, had the acquisitions been acquired as of the beginning of the period. It should not be included in the pro forma net income attributable to the Group for the year ended December 31, 2014 as such gain did not have a continuing impact.

        Revenues and net income in the amount of RMB291,688 and RMB15,594, respectively, attributable to the network partners acquired in October 2015 were included in the consolidated statements of comprehensive income since the acquisition date.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

4. Property and equipment, net

        Property and equipment, net consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Buildings	348,796	444,088
Machinery and equipment	83,129	202,674
Leasehold improvements	83,209	103,126
Vehicles	244,642	538,235
Furniture, office and electric equipment	46,605	81,653
Construction in progress	174,699	577,645

Total	981,080	1,947,421

Accumulated depreciation	(55,212)	(194,835)

Property and equipment, net	925,868	1,752,586

        Depreciation expenses were RMB56,037 and RMB145,276 for the years ended December 31, 2014 and 2015, respectively.

        As at December 31, 2014 and 2015, the title certificates for certain buildings of the Group with an aggregate net book value of approximately RMB74,998 and RMB172,768, respectively, had not been obtained.

5. Land use rights, net

        There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less.

	As of December 31,
	2014	2015
	RMB	RMB
Cost	430,287	847,915
Less: Accumulated amortization	(14,004)	(26,784)

Land use rights, net	416,283	821,131

        Amortization expenses for land use rights were RMB7,977 and RMB12,780 for the years ended December 31, 2014 and 2015, respectively.

        As at December 31, 2014 and 2015, the title certificates for certain land use right of the Group with carrying value of approximately nil and RMB3,881, respectively, has not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

6. Goodwill

        The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 were as follows:

Amount
RMB
Balance at January 1, 2014	—
Increase in goodwill related to acquisitions	2,379,182

Balance at December 31, 2014	2,379,182
Increase in goodwill related to acquisitions	1,712,037

Balance at December 31, 2015	4,091,219

7. Investments in equity investees

        The Group's investments in equity investees comprise the following:

	As of December 31,
	2014	2015
	RMB	RMB
Investments accounted for under equity method:
Suzhou Zhongtong Express Ltd. ("Suzhou ZTO")(1)	77,028	81,538
Shenyang Changsheng ZTO Express Co., Ltd. ("Shenyang ZTO")(2)	69,452	—
Feng Wang Investment Co., Ltd. ("Feng Wang")(3)	50,198	50,237
Tianjin Qianqiu ZTO Express Service Co., Ltd. ("Tianjin ZTO")(2)	34,372	—
Shaanxi ZTO Express Co., Ltd. ("Shaanxi ZTO")(2)	26,994	—
Nanchang ZTO Express Service Co., Ltd. ("Jiangxi ZTO")(2)	22,887	—
Jilin ZTO Daying Express Service Co., Ltd. ("Jilin ZTO")(2)	21,770	—
Shanxi ZTO Daying Express Co., Ltd. ("Shanxi ZTO")(2)	21,539	—
Shenzhen Feng Chao Technology Ltd. ("Feng Chao")(4)	—	92,468
Others	15,317	13,385

Total investments accounted for under the equity method	339,557	237,628

Investments accounted for under cost method:
Cai Niao Smart Logistics Network Limited ("Cai Niao")(5)	50,000	50,000
Wheat Commune Group Inc. ("Wheat Commune)(6)	—	77,923
Others	—	11,880

Total investments accounted for under the cost method	50,000	139,803

Total investments in equity investees	389,557	377,431

(1)   Suzhou ZTO

  In connection with the 2013 Restructuring, the Group acquired 60% equity interest in Suzhou ZTO for share consideration amounting to the fair value of ZTO Express ordinary shares issued of

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

7. Investments in equity investees (Continued)

  RMB21,117 (1,800,000 shares at a determined per share fair value of RMB11.73) and cash consideration of RMB50,400. The minority interest shareholder has significant participating rights and the key decisions concerning the management and operations of Suzhou ZTO are subject to the unanimous consent of all shareholders.

(2)   Shenyang ZTO, Shaanxi ZTO, Jiangxi ZTO, Jilin ZTO, Shanxi ZTO and Tianjin ZTO

  In January 2014, in connection with the 2013 Restructuring, the Group acquired from the majority shareholders of the following entities, the legal and economic rights associated with their equity interest in these entities in exchange of ordinary shares of ZTO Express. These minority interest holders held significant participating rights, including key decisions concerning the management and operations of these entities were subject to the unanimous consent of all shareholders.

  Due to the significant participating rights held by the minority interest shareholders, the Group does not have the ability to control these entities but has the ability to exercise significant influence over the operations and financial policies of these entities. Therefore, the Group accounted for their investments in these entities under the equity method of accounting. Details of these investments are as follows:

Equity investees	Interest acquired	Total fair value of consideration ordinary shares
Shenyang ZTO	62%	65,463
Shaanxi ZTO	50%	31,675
Jiangxi ZTO	70%	24,636
Jilin ZTO	51%	21,539
Shanxi ZTO	51%	21,539
Tianjin ZTO	70%	34,984

  In October 2015, the Group acquired the remaining economic interests in substantially all of the operating assets and acquired the workforce from each of the above entities from their respective minority interest holders. In accordance with ASC 805, Business Combination, the Group's pre-existing interest in these entities were remeasured at fair value, with a resulting gain recorded in earnings. Details of the fair value of pre-existing interest in these entities and the resulting gain are set out in Note 3.

(3)   Feng Wang

  In December 2013, the Group entered into an agreement with other three top express delivery companies in China, to establish Feng Wang, which is to invest in the upstream industries and integrate resources across the express delivery value chain. The capital contribution by the Group was RMB50 million in cash, representing 25% of the equity interest of Feng Wang. In 2015, the Group's equity interest to Feng Wang decreased to 20% due to the additional capital contributions from other shareholders of Feng Wang.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

7. Investments in equity investees (Continued)

(4)   Feng Chao

  In June 2015, the Group entered into a subscription and contribution agreement with three other express delivery companies in PRC, to establish a new company named Feng Chao, which focuses on optimizing the delivery process, for example, by creating storage lockers for deliveries, innovating on the "last mile" delivery of express parcels. The capital contribution by the Group was RMB100 million in cash, representing 20% of the equity interest of Feng Chao. The Group has one board seat out of five of Feng Chao, and has significant influence on Feng Chao's significant operating activities. Therefore, the investment is accounted for using the equity method.

(5)   Cai Niao

  In May 2013, the Group entered into an investment agreement with several prestigious e-Commerce firms, investment corporations and delivery companies, to launch a new company named Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across PRC. The Group invested RMB50 million in Cai Niao, and held 1% of its equity interests.

(6)   Wheat Commune

  In December 2015, the Group entered into a share purchase agreement to obtain 7.45% equity interest in Wheat Commune for US$12 million (equivalent to RMB78 million). Wheat Commune is a leading Omni-channel platform providing comprehensive campus service in more than 100 cities across the country.

8. Short-term bank borrowing

        Short-term bank borrowing consists of the following:

As of December 31,
2014	2015
RMB	RMB
250,000	300,000

250,000	300,000

        On December 2, 2014, the Group entered into a short-term borrowing agreement for a loan of RMB300,000 with a commercial bank in the PRC with a fixed interest rate of 5.60% per annum. The Group had repaid RMB20,000 and RMB30,000 on December 26 and December 29, 2014, respectively. The remaining balance was fully repaid on November 2, 2015.

        On January 5, 2015, the Group entered into a short-term borrowing agreement for a loan of RMB50,000 with a commercial bank in the PRC with a fixed interest rate of 5.60% per annum. The loan was repaid on November 2, 2015.

        On November 4, 2015, a PRC subsidiary of the Group entered into a short-term borrowing agreement for RMB300,000 with a commercial bank in the PRC with a fixed interest rate of 4.35% per annum. The borrowing was guaranteed by a related party and another PRC subsidiary of the Group and collateralized

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

8. Short-term bank borrowing (Continued)

by certain of the Group's assets at the original cost of RMB64,942 and net book value of RMB59,030 as of December 31, 2015.

9. Other current liabilities

        Other current liabilities consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Deposits from network partners(1)	148,032	380,776
Payables related to property and equipment	91,106	68,900
Salary and welfare payable	166,240	417,777
Share unit awards payable (Note 11)	—	175,200
Construction deposits	40,310	37,190
Others	93,569	185,071

Total	539,257	1,264,914

(1)
Amount primarily represents the dispatching fee deposits collected from the pickup outlets operated by our network partners, which is refunded when the parcel is delivered to the recipients.

10. Income tax

        Under the current laws of the Cayman Islands, the Company is incorporated in the Cayman Islands and not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

        Under the current laws of the British Virgin Islands, the Group's subsidiary incorporated in British Virgin Island are not subject to tax.

        Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiary domiciled in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

        Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Group's subsidiaries domiciled in the PRC are subject to statutory rate of 25%.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

10. Income tax (Continued)

        The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Group's PRC subsidiaries are as follows:

	Years ended December 31,
	2014	2015
	RMB	RMB
Current tax expenses	282,795	414,952
Deferred tax	(80,309)	5,047

Total	202,486	419,999

        Reconciliations of the differences between PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2014 and 2015 are as follows:

	Years ended December 31,
	2014	2015
Statutory income tax rate	25.00%	25.00%
R&D super deduction	(0.35)%	(0.25)%
Non-deductible expenses	9.12%	2.44%
Expired tax loss	0.78%	—
Wavier of tax liabilities due to liquidation	(0.87)%	—
Non-taxable income	—	(3.20)%
Others	(0.10)%	(0.02)%

	33.58%	23.97%

        The principal components of the Group's deferred income tax assets and liabilities as of December 31, 2014 and 2015 are as follows:

	As of December 31,
	2014	2015
Deferred tax assets:
Accrued expense	75,479	64,398
Unrealized gain for intragroup transaction	7,117	7,146
Net loss carryforward	1,964	4,233
Government subsidy	1,632	1,550
Provision for allowance for doubtful accounts	—	513
Depreciation for property and equipment	1,067	3,166

Total deferred tax assets	87,259	81,006

Deferred tax liabilities:
Difference in basis of land use rights	(47,128)	(85,059)

Total deferred tax liabilities	(47,128)	(85,059)

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

10. Income tax (Continued)

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group's experience with tax attributes expiring unused and tax planning alternatives. Considering all the above factors, the management concluded that all the deferred tax assets could be utilized before its expiry. As such, no valuation allowances are provided to the deferred tax assets.

        As of December 31, 2015, the Group had tax loss carryforward in subsidiaries of RMB16,935 which will expire from 2019 to 2020.

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

        According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2015, the Group is subject to examination of the PRC tax authorities.

        Aggregate undistributed earnings of the Group's PRC subsidiaries and VIE that are available for distribution was RMB337,875 and RMB1,434,218 as of December 31, 2014 and 2015, respectively.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group's subsidiaries have been provided as of December 31, 2014 and 2015.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

10. Income tax (Continued)

        Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

11. Share-based compensation

        On February 6, 2015, ZTO Express granted a total of 584,000 redeemable and contingently convertible share units to certain key employees. The key terms of these share unit grants are as follows:

  •
  Participating employees are required to pay a subscription price of RMB100 per share unit at the date of grant.

  •
  Participating employees have the right to request ZTO Express to repurchase their share units in January of each year subsequent to their subscription of the share units. The repurchase price is determined based on the original subscription price of RMB100 per unit plus a return based on a fixed compound annual rate of 35% for 2015, increasing by 5% in each of the following years. The annual return rate is capped at 50%.

  •
  Upon termination of employment or retirement, participating employees have the right to request ZTO Express to repurchase their share units based on a pro rated return determined by the number of days they held the share units during the year. If the employee does not request for a cash redemption at the time they terminate their employment with ZTO Express, the repurchase right is terminated.

  •
  Participating employees do not have the option to convert their share units to equity of the ZTO Express. Conversion of these share units are contingent upon a qualified initial public offering ("IPO"). All outstanding units at the time of the Group's IPO will be converted on ordinary shares based on a conversion ratio of 1:6. The repurchase provision terminates upon conversion of these share units to ordinary share upon IPO.

        In conjunction with the 2015 Restructuring in August 2015, all outstanding share units granted and outstanding were converted to the share units of the Company with the same terms and conditions noted above. As of December 31, 2015, none of the share units was forfeited.

        These awards are classified as liabilities and measured at fair value at the date of the grant and subsequently remeasured to fair value at the end of each reporting period. Changes in the fair value of the liabilities incurred for these awards are recognized as stock-based compensation.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

11. Share-based compensation (Continued)

        The Group uses a binominal option pricing model to estimate the fair value of the share units granted. The fair value per unit was determined at the date of grant to be RMB147.10 and at December 31, 2015 to be RMB300.00 using the following assumptions:

	February 6, 2015	December 31, 2015
Expected volatility	25.1%	29.0%
Risk-free interest rate (per annum)	1.50%	1.51%
Risk-based interest rate (per annum)	6.00%	4.75%
Expected dividend yield	—	—
Expected term (in years)	1.9	1.0
Fair value of underlying ordinary shares	23.18	50.11

        Total fair value of the awards at the date of grant and December 31, 2015 were RMB85,906 and RMB175,200, respectively. A total fair value adjustment of RMB116,800 was recorded as selling, general and administrative expenses in the consolidated statements of comprehensive income for the year ended December 31, 2015.

12. Earnings per share and dividends per share

        The Group has used the two-class method of computing earnings per share as its Series A convertible redeemable preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

12. Earnings per share and dividends per share (Continued)

        Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2014	2015
	RMB	RMB
Numerator:
Net income attributable to ZTO Express (Cayman) Inc.	406,426	1,331,755
Less:
Change in redemption value for redeemable preferred shares	—	(28,775)
Earnings attributable to participating securities	—	(12,157)

Net income attributable to ordinary shareholders in computing basic and diluted earnings per share	406,426	1,290,823

Shares (Denominator):
Weight average ordinary shares outstanding—basic and diluted	597,882,740	599,373,273
Earnings per share—basic and diluted	0.68	2.15

        13,226,525 non-contingent ordinary shares relating to the 2015 acquisitions that were not issued as of December 31, 2015 have been included in the calculations of basic and diluted earnings per share.

        Diluted earnings per share were computed using the two-class method as it is more dilutive than the if-converted method. As of December 31, 2014 and 2015, nil and 30,079,918 convertible redeemable preferred shares were excluded from computation of diluted earnings per share as their effects would have been anti-dilutive.

        Conversion of 584,000 redeemable and contingently convertible share units issued in February 2015 based on a conversion ratio of 1:6 are contingent upon an effective qualified IPO, a condition which is not currently met. Therefore, these share units have been excluded from the denominator in the computation of basic and diluted EPS for the year ended December 31, 2015.

        Cash dividend of RMB0.19 per share were declared and paid on September 14, 2015, to shareholders of record as of December 31, 2014.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

13. Related party transactions

        The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Tonglu Tongze Logistics Ltd and its subsidiaries	Majority equity interests held by the employees of the Group
Lai Yufeng	Spouse of chairman of the Group
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Group
Fengwang Investments Ltd.	Group's equity investee
Shenzhen Fengchao Technology Ltd.	Group's equity investee
Heilongjiang Ruston Express Ltd.	Group's equity investee
Shanghai Kudan Technology Ltd.	Group's equity investee
Shanghai Kuaibao Network Technology Ltd.	Group's equity investee
Quanzhou Zhongtong Express Ltd	Group's equity investee
Wuhan Chengxin Zhongtong Express Ltd.	Entity controlled by principal shareholders of the Group
Guangzhou Xin Zhongtong Express Ltd.	Entity controlled by principal shareholders of the Group
Shanxi Zhongtong Daying Logistics Ltd.	Group's equity investee until October 2015
Shenyang Changsheng Zhongtong Express Ltd.	Group's equity investee until October 2015
Nanchang Zhongtong Express Ltd.	Group's equity investee until October 2015
Tianjin Qianqiu Zhongtong Express Service Co. Ltd.	Group's equity investee until October 2015
Shaanxi Zhongtong Express Ltd.	Group's equity investee until October 2015
Jilin Zhongtong Daying Logistics Ltd.	Group's equity investee until October 2015
Zhejiang Zhongtong Express Services Company Ltd.	Entity controlled by principal shareholders of the Group until October 31, 2014
Shanghai Zhongtongji Express Service Co., Ltd	Entity controlled by principal shareholders of the Group
Suzhou Zhongtong Express Ltd.	Group's equity investee

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

13. Related party transactions (Continued)

(a)
The Group entered into the following transactions with its related parties:

	Years ended December 31,
	2014	2015
	RMB	RMB
Delivery revenue derived from
Quanzhou Zhongtong Express Ltd.	68,326	49,019
Suzhou Zhongtong Express Ltd.	10,622	14,922
Shenyang Changsheng Zhongtong Express Ltd.	10,607	14,257
Nanchang Zhongtong Express Ltd	12,700	13,598
Tianjin Qianqiu Zhongtong Express Service Co., Ltd.	10,193	10,580
Shaanxi Zhongtong Express Ltd.	10,135	10,346
Shanxi Zhongtong Daying Logistics Ltd.	6,017	7,051
Jilin Zhongtong Daying Logistics Ltd.	4,902	5,869
Fengwang Investments Ltd.	1,604	849
Heilongjiang Ruston Express Ltd.	398	666
Zhejiang Zhongtong Express Services Company Ltd.	64,667	—

Total	200,171	127,157

Transportation service fees paid to
Tonglu Tongze Logistics Ltd and its subsidiaries	643,618	703,072
Purchases of supplies from
Shanghai Mingyu Barcode Technology Ltd.	80,904	80,395

        In 2014, the Group paid RMB213 million to certain principal shareholders of the Group who are also the owners of Zhejiang Zhongtong Express Services Company Ltd. to cease their delivery operations in Zhejiang province, PRC.

        As part of the 2013 Restructuring and pursuant to an agreement executed between Shanghai Zhongtongji and ZTO Express, ZTO Express has agreed to pay a cash consideration of RMB222 million for the acquisition of substantially all of the operating assets and equity investments held by Shanghai Zhongtongji. In 2014, ZTO Express paid approximately RMB158 million of deposits and other expenses on behalf of Shanghai Zhongtongji after the acquisition of Shanghai Zhongtongji's business. The Group has agreed with the shareholders of Shanghai Zhongtongji to net settle these two balances and a cash payment for the net amount of RMB64 million was made in 2014.

        In 2013, Shanghai Zhongtongji provided RMB341 million of interest-free loan to ZTO Express to fund the registered capital injections for the establishment of ZTO Express's subsidiaries. ZTO Express repaid the loan in 2014.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

13. Related party transactions (Continued)

(b)
The Group had the following balances with its related parties:

	As of December 31,
	2014	2015
	RMB	RMB
Amounts due to
Tonglu Tongze Logistics Ltd. and its subsidiaries	55,811	84,646
Suzhou Zhongtong Express Ltd	28,048	10,909
Quanzhou Zhongtong Express Ltd.	—	5,590
Shanxi Zhongtong Daying Logistics Ltd.	—	2,122
Shanghai Mingyu Barcode Technology Ltd.	9,900	—
Wuhan Chengxin Zhongtong Express Ltd.	5,560	—
Guangzhou Xin Zhongtong Express Ltd.	1,500	—

Total	100,819	103,267

        Amounts due to related parties consisted of accounts payable to related parties for transportation and deposits as of December 31, 2014 and 2015, respectively.

(c)
The Group had the following balances with its related parties:

	As of December 31,
	2014	2015
	RMB	RMB
Amounts due from
Lai Yufeng(1)	228,509	58,400
Tonglu Tongze Logistics Ltd. and its subsidiaries(2)	—	22,168
Shanghai Kuaibao Network Technology Ltd.(3)	—	2,700
Shanxi Zhongtong Daying Logistics Ltd.(3)	1,161	2,297
Wuhan Chengxin Zhongtong Express Ltd.(3)	—	175

Total	229,670	85,740

(1)
As of December 31, 2014 and 2015, Ms. Lai Yufeng was holding RMB228,509 and RMB58,400 in cash and cash equivalent on behalf of the Group.

(2)
As of December 31, 2015, the Group had an outstanding note receivable of RMB15,000, which bears interest of 20% per annum from Tonglu Tongze Logistics Ltd. and its subsidiaries ("Tonglu"). The amount, plus accrued interest of RMB1,500 was fully repaid to the Group in June 2016. The Group also prepaid transportation fee of nil and RMB7,168 to Tonglu as of December 31, 2014 and 2015, respectively. Historically, the Group's employees have served as the key management of Tonglu, with compensation determined and paid by the Group. Such compensation paid has not been significant for the periods presented.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

13. Related party transactions (Continued)

(3)
Other amounts due from related parties consisted of prepaid transportation fee to related parties as of December 31, 2014 and 2015, respectively.

14. Commitments and contingencies

  Operating Leases Commitments

        The Group leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2032. During the two years ended December 31, 2014 and 2015, the Group incurred rental expenses amounting to RMB65,892 and RMB105,235, respectively.

        As of December 31, 2015, minimum lease payments under all non-cancellable leases are as follows:

Years ending December 31,
RMB
2016	122,643
2017	95,673
2018	75,567
2019	61,407
2020	61,026
2021 and after	465,448

Total lease commitment	881,764

  Capital Commitments

        The Group's capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1,001,031 as of December 31, 2015. All of these capital commitments will be fulfilled in the following years based on the construction progress.

  Contingencies

        The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

        The Group has not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but the Group has recorded accruals for the estimated underpaid amounts in the consolidated financial statements. However, the Group has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the consolidated financial statements as the Group believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

15. Repurchase of ordinary share of ZTO Express

        In November 2014, the Group repurchased an aggregate of 13,800,000 ordinary shares of ZTO Express from certain shareholders at RMB16.67 per share for total cash consideration of RMB230 million, which approximated fair value. Consideration of RMB46 million was not paid as of December 31, 2015.

16. Convertible redeemable preferred shares

        In 2015, the Company issued 30,079,918 shares of Series A preferred shares ("Preferred Shares") at a per-share purchase price of about US$9.97 (equivalent to RMB64.58) for a total consideration of US$300 million (equivalent to RMB1,943 million) to a group of unrelated third party investors. Given the nature of certain key terms of the Preferred Shares as listed below, the Company has classified the Preferred Shares as mezzanine equity. The key terms of the Preferred Shares are as follows:

  Conversion

        Each holder of Preferred Shares shall have the right, at such holder's sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares based on a one-for-one basis at any time. The initial conversion price is the issuance price of Preferred Shares, subject to adjustment in the event of (1) stock splits, share combinations, share dividends and distribution, recapitalizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance. The Preferred Shares will be automatically converted into ordinary shares at the then applicable conversion price upon the earlier of (1) the closing of a Qualified Initial Public Offering (QIPO), which refers to a firm underwritten initial public offering of the Company's ordinary shares for trading on the New York Stock Exchange, NASDAQ Global Market, Main Board of the Hong Kong Stock Exchange or any other stock exchange as approved by a majority of the Company's shareholders; or (2) the date specified by written consent or agreement of majority holders of Preferred Shares.

        Upon the closing of a QIPO, the conversion of the Preferred Share is subject to a Guarantee Return provision which is defined as below:

        Upon consummation of a QIPO, valuation of Preferred Shares determined by reference to the per-share offering price in the QIPO shall not be less than the Guaranteed Return which is the lower of (i) the aggregate purchase price for the Preferred Shares subscribed prior to the consummation of a QIPO plus return on such investment calculated based on 25% per annual compound rate of return; or (ii) 200% of the aggregate purchase price for the Preferred Shares.

        If the valuation of all or the portion of the Preferred Shares determined by reference to the offering price in the IPO shall be less than the Guaranteed Return upon the completion of the QIPO (such shortfall, the "Shortfall Amount"), the Company is obligated issue warrants to such preferred shareholders or have the conversion price or conversion rate applicable to the Preferred Shares automatically adjusted or cash or share compensation (at the election of preferred shareholders) shall be payable from the Company according to the shortfall amount.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

16. Convertible redeemable preferred shares (Continued)

        The Group has determined that there was no beneficial conversion feature ("BCF") attributable to the Preferred Shares, as the effective conversion price was greater than the fair value of the ordinary shares on the respective commitment date. The Group will reevaluate whether additional BCF is required to be recorded upon the modification to the effective conversion price of the Preferred Shares, if any.

  Voting Rights

        The Preferred Shareholders are entitled to vote with ordinary shareholders on an as-converted basis.

  Dividends

        The Preferred Shareholders participate in dividends on an as-converted basis and must be paid prior to any payment on ordinary shares.

  Redemption

        In the event that a QIPO has not been completed by August 18, 2019 (the fourth anniversary of the first closing date), holders of the Preferred Shares may at any time thereafter require that the Company redeem all or a portion of the Preferred Shares held by such holder at a redemption price per share equal to the sum of (i) an amount equal to the original issuance price plus annual rate of return of 8% from the date that such holder made payment to the Company, and (ii) all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). Management of the Group evaluated on the issuance date of preferred shares that the redemption is probable to occur until the occurrence of the IPO. Therefore, the preferred shares were recorded at fair value on closing dates, and subsequently accreted to redemption value based on the terms stipulated in the shareholder agreement. Changes in the redemption value are recorded against retained earnings.

        The following is the rollforward of the carrying amounts of Preferred Share for the year ended December 31, 2015:

Balance as of January 1, 2015	—
Issuance of Preferred Shares	1,948,080
Change in redemption value	28,775

Balance as of December 31, 2015	1,976,855

  Liquidation

        In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the shareholders (after satisfaction of all creditors' claims and claims that may be preferred by law) shall be distributed to all shareholders on parity with each other and shall be made ratably to the holders of the outstanding Preferred Shares and Ordinary Shares, on an as-converted to Ordinary Share basis determined pursuant to an Optional Conversion as of the time of such distribution.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

17. Employee Benefit Plans

        The Group's PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees. The Group contributed RMB120,521 and RMB253,561 for the years ended December 31, 2014 and 2015, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

18. Segment Information

        The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole.

        The Group's chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

        All of the Company's revenues for the years ended December 31, 2014 and 2015 were generated from the PRC. As of December 31, 2014 and 2015, all of the long-lived assets of the Group are located in the PRC, and no geographical segments are presented.

19. Restricted Net Assets

        Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, the Group's entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

        PRC laws and regulations permit payments of dividends by the Company's subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and VIE incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE.

        The appropriation to these reserves by the Company's PRC entities were RMB63,538 and RMB91,633 for the years ended December 31, 2014 and 2015, respectively. The accumulated reserves as of December 31, 2014 and 2015 were RMB63,565 and RMB155,199, respectively.

        As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE. As of December 31, 2015, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB2,759,952.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

(Amounts in thousands, except for share and per share data)

20. Subsequent Events

        On March 22, 2016, the Group subscribed for 30,000,000 ordinary shares of Cainiao Smart Logistics Network Limited ("Cainiao Cayman", formerly Cai Niao, which completed its legal reorganization in January 2016), at total consideration of US$15,473 (equivalent to RMB100,000). Upon the closing of the subscription, the Group held 120,000,000 equity shares of Cainiao Cayman in aggregate, representing 1% of Cainiao Cayman's equity interest.

        In May 2016, the Group entered into the capital increase agreement with Feng Chao, to increase its investment by RMB100,000 to maintain its equity shares in Feng Chao at 20%. Till the date of this report, the Group has not paid the contribution yet.

        In June 2016, the Group granted 300,000 stock options to certain management of the Group at exercise price of US$9.97 per share. The options expire 10 years from the date of grant and vest ratably at each grant date anniversary over a requisite service period of five years.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2014	2015
	RMB	RMB	US$
			(Note 5)
ASSETS
Current assets:
Cash and cash equivalents	—	974,040	146,563
Amounts due from a subsidiary	—	974,038	146,562

Total current assets	—	1,948,078	293,125
Investments in subsidiaries and VIE	3,368,810	5,886,159	885,683

TOTAL ASSETS	3,368,810	7,834,237	1,178,808

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par Value; Nil and 30,079,918 shares authorized, issued and outstanding as of December 31, 2014 and 2015, respectively)	—	1,976,855	297,455
Shareholders' equity:
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized 600,000,000 issued, 586,200,000 and 600,000,000 shares outstanding as of December 31, 2014 and 2015, respectively)	390	390	59
Additional paid-in capital	2,966,980	4,281,321	644,205
Retained earnings	401,440	1,589,420	239,158
Accumulated other comprehensive loss	—	(13,749)	(2,069)

Total shareholders' equity	3,368,810	5,857,382	881,353

TOTAL MEZZANINE AND SHAREHOLDERS' EQUITY	3,368,810	7,834,237	1,178,808

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015
	RMB	RMB	US$
			(Note 5)
Operating expenses:
General and administrative	—	(2)	—

Total operating expenses	—	(2)	—

Loss from operations	—	(2)	—
Equity in profit of subsidiaries and VIE	406,426	1,331,620	200,367

Net income	406,426	1,331,618	200,367
Change in redemption value of convertible redeemable preferred shares	—	(28,775)	(4,330)

Net income attributable to ordinary shareholders	406,426	1,302,843	196,037

Net income	406,426	1,331,618	200,367
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	—	(13,749)	(2,069)

Comprehensive income	406,426	1,317,869	198,298

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015
	RMB	RMB	US$
			(Note 5)
Cash flows from operating activities:
Net income	406,426	1,331,618	200,367
Adjustments to reconcile net income to net cash used by operating activities
Equity in profit of subsidiaries and VIE	(406,426)	(1,331,620)	(200,367)

Net cash used in operating activities	—	(2)	—

Cash flows from investing activities
Advances to related parties	—	(962,166)	(144,776)

Net cash used in investing activities	—	(962,166)	(144,776)

Cash flows from financing activities
Proceeds from the issuance of preferred shares	—	1,934,331	291,056

Net cash provided by financing activities	—	1,934,331	291,056

Effect of exchange rate changes on cash and cash equivalents	—	1,877	282
Net increase in cash and cash equivalents	—	974,040	146,562
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	—	974,040	146,562

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders' equity.

2)
As disclosed in Note 1 to the consolidated financial statements, the Company was incorporated on April 8, 2015 in the Cayman Islands to be the holding company of the Group. The Company undertook a series of transactions to redomicile its business from PRC to the Cayman Islands. The Company has presented Schedule I as if Cayman Islands parent company has been incorporated on January 1, 2014.

3)
The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as "Investment in subsidiaries and VIE" and the subsidiaries and VIE's profit or loss as "Equity in profit/loss of subsidiaries" on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

4)
As of December 31, 2014 and 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

5)
Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2015 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.6459, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2016, or at any other rate.

ZTO EXPRESS (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of
	Notes	December 31, 2015	June 30, 2016		June 30, 2016
		RMB	RMB	US$	RMB	US$
				(Note 2)	Pro-forma (Note 2)
ASSETS
Current assets:
Cash and cash equivalents		2,452,359	2,058,231	309,699	2,058,231	309,699
Restricted cash		266,403	211,549	31,832	211,549	31,832
Accounts receivable, net of allowance for doubtful accounts of RMB536 and RMB846 at December 31, 2015 and June 30, 2016, respectively		58,494	117,091	17,619	117,091	17,619
Inventories		15,720	19,037	2,864	19,037	2,864
Advances to suppliers		347,680	523,544	78,777	523,544	78,777
Prepayments and other current assets		211,724	313,706	47,203	313,706	47,203
Amounts due from related parties	14	85,740	73,800	11,105	73,800	11,105

Total current assets		3,438,120	3,316,958	499,099	3,316,958	499,099
Investments in equity investees	7	377,431	389,197	58,562	389,197	58,562
Property and equipment, net	4	1,752,586	2,660,307	400,293	2,660,307	400,293
Land use rights, net	5	821,131	1,018,425	153,241	1,018,425	153,241
Goodwill	6	4,091,219	4,157,111	625,515	4,157,111	625,515
Deferred tax assets		81,006	121,962	18,351	121,962	18,351
Other non-current assets		20,730	49,554	7,456	49,554	7,456

TOTAL ASSETS		10,582,223	11,713,514	1,762,517	11,713,514	1,762,517

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowing	8	300,000	406,943	61,232	406,943	61,232
Accounts payable		294,199	381,793	57,448	381,793	57,448
Advances from customers		298,865	243,345	36,616	243,345	36,616
Income tax payable		301,932	248,497	37,391	248,497	37,391
Amounts due to related parties	14	103,267	35,700	5,372	35,700	5,372
Acquisition consideration payable		87,766	30,660	4,613	30,660	4,613
Other current liabilities	9	1,264,914	1,283,292	193,095	1,283,292	193,095

Total current liabilities		2,650,943	2,630,230	395,767	2,630,230	395,767
Deferred tax liabilities		85,059	109,352	16,454	109,352	16,454

TOTAL LIABILITIES		2,736,002	2,739,582	412,221	2,739,582	412,221

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

		As of
	Notes	December 31, 2015	June 30, 2016		June 30, 2016
		RMB	RMB	US$	RMB	US$
				(Note 2)	Pro-forma (Note 2)
Commitments and contingencies (Note 15)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 30,079,918 shares authorized, issued and outstanding as of December 31, 2015 and June 30, 2016)	17	1,976,855	2,056,578	309,450	—	—
Shareholders' equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 600,000,000 shares issued and outstanding as of December 31, 2015; and 629,226,522 shares issued and 618,384,686 outstanding as of June 30, 2016; and 659,306,440 shares issued and 648,464,604 shares outstanding as of June 30, 2016 on a pro forma basis)		390	402	60	422	63
Additional paid-in capital		4,281,321	4,618,575	694,951	6,675,133	1,004,398
Retained earnings		1,589,420	2,276,291	342,511	2,276,291	342,511
Accumulated other comprehensive (loss) income		(13,749)	12,080	1,818	12,080	1,818

ZTO Express (Cayman) Inc. shareholders' equity		5,857,382	6,907,348	1,039,340	8,963,926	1,348,790
Noncontrolling interests		11,984	10,006	1,506	10,006	1,506

Total Equity		5,869,366	6,917,354	1,040,846	8,973,932	1,350,296

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY		10,582,223	11,713,514	1,762,517	11,713,514	1,762,517

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Six months ended June 30,
	Notes	2015	2016
		RMB	RMB	US$ (Note 2)
Revenues (including related party revenue of RMB62,328 and nil for the six months ended June 30, 2015 and 2016, respectively)		2,486,060	4,245,177	638,766
Cost of revenues (including related party cost of revenues of RMB353,989 and RMB462,340 for the six months ended June 30, 2015 and 2016, respectively)		(1,671,279)	(2,815,910)	(423,706)

Gross profit		814,781	1,429,267	215,060
Operating income (expenses)
Selling, general and administrative		(249,183)	(380,728)	(57,287)
Other operating income, net		14,293	8,023	1,207

Total operating expenses		(234,890)	(372,705)	(56,080)

Income from operations		579,891	1,056,562	158,980
Other income (expenses)
Interest income		3,170	20,811	3,131
Interest expense		(8,436)	(8,386)	(1,262)
Gain on deemed disposal of an equity method investment		—	9,551	1,437

Income before income tax and share of profit (loss) in equity method investments		574,625	1,078,538	162,286
Income tax expense	10	(163,462)	(293,972)	(44,233)

Income before share of profit (loss) in equity method investments		411,163	784,566	118,053
Share of profit (loss) in equity method investments		4,257	(19,950)	(3,002)

Net income		415,420	764,616	115,051
Net loss attributable to noncontrolling interests		586	1,978	298

Net income attributable to ZTO Express (Cayman) Inc.		416,006	766,594	115,349
Change in redemption value of convertible redeemable preferred shares	17	—	(79,723)	(11,996)

Net income attributable to ordinary shareholders		416,006	686,871	103,353

Net earnings per share attributable to ordinary shareholders:	13
Basic		0.70	1.07	0.16
Diluted		0.70	1.07	0.16
Weighted average shares used in calculating net earnings per ordinary share:
Basic		594,205,525	613,901,657	613,901,657
Diluted		594,205,525	613,901,657	613,901,657
Net income		415,420	764,616	115,051
Other comprehensive income, net of tax of nil
Foreign currency translation adjustment		—	25,829	3,886

Comprehensive income		415,420	790,445	118,937
Less: comprehensive loss attributable to noncontrolling interests		586	1,978	298

Comprehensive income attributable to ZTO Express (Cayman) Inc.		416,006	792,423	119,235
Change in redemption value of convertible redeemable preferred shares		—	(79,723)	(11,996)

Comprehensive income attributable to ordinary shareholders		416,006	712,700	107,239

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' EQUITY

(Amounts in thousands, except for share data)

	ZTO Express (Cayman) Inc. Shareholders' Equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Noncontrolling interests	Total Equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2016	600,000,000	390	4,281,321	1,589,420	(13,749)	5,857,382	11,984	5,869,366
Net income (loss)	—	—	—	766,594	—	766,594	(1,978)	764,616
Foreign currency translation adjustments	—	—	—	—	25,829	25,829	—	25,829
Ordinary shares issued for business acquisition	13,826,522	9	30,057	—	—	30,066	—	30,066
Conversion of redeemable and contingently convertible share units	3,504,000	2	236,179	—	—	236,181	—	236,181
Ordinary shares issued for share based compensation	1,054,164	1	71,018	—	—	71,019	—	71,019
Change in redemption value of convertible redeemable preferred shares	—	—	—	(79,723)	—	(79,723)	—	(79,723)

Balance at June 30, 2016	618,384,686	402	4,618,575	2,276,291	12,080	6,907,348	10,006	6,917,354

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2015	2016
	RMB	RMB	US$
			(Note 2)
Operating activities
Net Income	415,420	764,616	115,051
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	61,063	122,000	18,357
Depreciation and amortization	74,244	123,498	18,583
Loss on disposal of property and equipment	888	145	22
Allowance for doubtful accounts	—	(1,742)	(262)
Deferred income tax	16,845	(42,041)	(6,326)
Gain on deemed disposal of an equity method investment	—	(9,551)	(1,437)
Share of (profit) loss in equity method investments	(4,257)	19,950	3,002
Changes in operating assets and liabilities:
Restricted cash	—	54,854	8,254
Accounts receivable	(31,077)	(56,856)	(8,555)
Inventories	(8,090)	(3,317)	(499)
Advances to suppliers	(50,763)	(44,943)	(6,762)
Prepayments and other current assets	(18,446)	(89,182)	(13,419)
Amounts due from related parties	(1,690)	9,640	1,451
Other non-current assets	10,417	(28,824)	(4,337)
Accounts payable	31,571	87,594	13,180
Advances from customers	44,600	(55,520)	(8,354)
Amounts due to related parties	(9,971)	(67,567)	(10,167)
Income tax payable	(83,333)	(53,435)	(8,040)
Other current liabilities	(24,487)	(132,405)	(19,925)

Net cash provided by operating activities	422,934	596,914	89,817

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2015	2016
	RMB	RMB	US$ (Note 2)
Cash flows from investing activities
Purchases of property and equipment	(336,955)	(504,522)	(75,915)
Purchases of land use rights	(46,075)	(362,036)	(54,475)
Repayment of amounts due from related parties	167,027	15,000	2,257
Cash paid for business acquisitions, net of cash acquired from Suzhou ZTO	(900)	(84,794)	(12,759)
Additional capital injection for investments	(20,000)	(111,426)	(16,766)
Others	181	(60,949)	(9,171)

Net cash used in investing activities	(236,722)	(1,108,727)	(166,829)

Cash flows from financing activities
Proceeds from short-term borrowing	50,000	100,000	15,047
Repayment of short-term borrowing	—	(2,000)	(301)
Payment of dividends	(20,470)	—	—

Net cash provided by financing activities	29,530	98,000	14,746

Effect of exchange rate changes on cash and cash equivalents	—	19,685	2,962
Net increase (decrease) in cash and cash equivalents	215,742	(394,128)	(59,304)
Cash and cash equivalents at beginning of period	163,359	2,452,359	369,003

Cash and cash equivalents at end of period	379,101	2,058,231	309,699

Supplemental disclosure of cash flow information
Income taxes paid	229,950	389,447	58,600
Interest expense paid	8,436	8,386	1,262

        Supplemental disclosure on non-cash investing and financing activities:

        In January 2016, the Group purchased the remaining 40% equity interest of Suzhou Zhongtong Express Ltd. Details of this business combination are set out in Note 3. In conjunction with the acquisition, non-cash investing and financing activities are as follows:

RMB
Issuance of equity consideration	30,066
Cash consideration payable	30,660
Fair value of assets acquired and liabilities assumed	85,923

        As of June 30, 2015 and 2016, payables for purchase of property and equipment are RMB56,374 and RMB413,616, respectively.

        As of June 30, 2015 and 2016, payables for land use rights are nil and RMB21,958, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        ZTO Express (Cayman) Inc. (the "Company") was incorporated under the laws of Cayman Islands on April 8, 2015. The Company, its subsidiaries, its variable interest entity and subsidiaries of variable interest entity ("VIE") (collectively referred to as the "Group") are principally engaged in express delivery services in the People's Republic of China ("PRC") through a nationwide network partner model.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

        The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and applicable rules and regulations of the Securities and Exchange Commission, regarding financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results. Certain information and footnote disclosures normally included in financial statements prepared in conformity with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company's consolidated financial statements as of and for the two years in the period ended December 31, 2015.

(b)    Principles of consolidation

        The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

        The Group evaluates the need to consolidate certain VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consolidation of Variable Interest Entities

        The following amounts and balances of ZTO Express Co., Ltd. ("ZTO Express") and its subsidiaries were included in the Group's condensed consolidated financial statements after the elimination of intercompany balances and transactions:

	As of
	December 31, 2015	June 30, 2016
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	587,039	519,551
Restricted cash	266,403	211,549
Accounts receivable, net	56,262	105,751
Inventories	15,720	17,149
Advances to suppliers	256,955	222,111
Prepayments and other current assets	170,824	251,977
Amounts due from related parties	85,740	5,400

Total current assets	1,438,943	1,333,488
Investments in equity investees	249,508	153,021
Property and equipment, net	1,383,357	1,891,175
Land use rights, net	788,717	872,856
Goodwill	4,091,219	4,157,111
Deferred tax assets	81,006	91,693
Other non-current assets	15,707	41,553

TOTAL ASSETS	8,048,457	8,540,897

Liabilities
Current liabilities:
Short-term bank borrowing	300,000	406,943
Accounts payable	280,774	335,029
Advances from customers	295,865	243,345
Income tax payable	300,864	1,099
Amounts due to related parties	103,267	35,700
Acquisition consideration payables	87,766	30,660
Other current liabilities	1,184,875	879,982

Total current liabilities	2,553,411	1,932,758
Deferred tax liabilities	85,059	84,115

TOTAL LIABILITIES	2,638,470	2,016,873

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Six Months ended June 30,
	2015	2016
	RMB	RMB
Total revenue	2,486,060	4,245,177
Net income	415,420	1,748,192
Net cash generated from operating activities	422,934	469,060
Net cash used in investing activities	(236,722)	(634,548)
Net cash provided by financing activities	29,530	98,000
Net increase (decrease) in cash and cash equivalents	215,742	(67,488)
Cash and cash equivalents at beginning of period	163,359	587,039
Cash and cash equivalents at end of period	379,101	519,551

        ZTO Express and its subsidiaries contributed 100% and 100% of the Group's consolidated revenues for the six months ended June 30, 2015 and 2016. As of December 31, 2015 and June 30, 2016, ZTO Express accounted for an aggregate of 76% and 73%, respectively, of the consolidated total assets, and 96% and 74%, respectively, of the consolidated total liabilities. Total assets not associated with ZTO Express consisted of cash and cash equivalents.

        Beginning in January 2016, the ZTO Express and its subsidiaries (the "VIE") pay transportation fees and service fees pursuant to the Exclusive Consulting and Services Agreements to Shanghai Zhongtongji Network (the "WFOE") based on the VIE's operating results and WFOE's operating cost of sorting hubs and the Group's owned fleet. The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. The net income for ZTO Express and its subsidiaries after the deduction of the inter-company transportation fees and service fees charges by WFOE were RMB126,406 for the six months ended June 30, 2016.

        There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

        The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.

        Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Nonconsolidated Variable Interest Entity

        Tonglu Tongze Logistics Ltd. and its subsidiaries ("Tonglu"), established in 2013, is a transportation service company providing line-haul transportation services to the Group. Tonglu is majority owned by the employees of the Group who are considered as related parties to the Group. The Group has concluded that it is not the primary beneficiary of Tonglu as it does not have the obligation to absorb losses of Tonglu that could potentially be significant to Tonglu or the right to receive benefits from Tonglu that could potentially be significant to Tonglu.

        The Group held variable interests in Tonglu in the form of a waiver of management fees and an outstanding loan receivable as of December 31, 2015 of RMB15 million that was repaid in full in 2016. As of June 30, 2016, the Group has no exposure to loss included in the Group's condensed consolidated balance sheets as a result of the Group's variable interest in Tonglu.

        The Group had transactions with Tonglu during the six months ended June 30, 2015 and 2016 and amounts due to Tonglu as of December 31, 2015 and June 30, 2016 for transportation service received from Tonglu, in connection with a contractual arrangement and considered by management to be on terms that are commensurate with market. Transactions and balances relating to the transportation services are disclosed in Note 14 (a), (b) and (c).

(c)    Convenience translation

        Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the condensed consolidated balance sheet, condensed consolidated statement of comprehensive income and condensed consolidated statement of cash flows from RMB into US dollars as of and for the six months ended June 30, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6459, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2016, or at any other rate.

  (d)    Revenue recognition

        The Group recognizes revenue when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. While the Group serves as the franchisor in the ZTO network, it has not collected franchise fees from its network partners. The Group considers its customers to be the pickup outlets operated by the Group's network partners. The Group's revenue represents network transit fees derived from the provision of sorting and line-haul transportation services to the pickup outlets operated by the Group's network partners. The network transit fees the Group charges its pickup outlets consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The Group recognizes revenue when the parcels are delivered from the Group's sorting hubs to the delivery outlets in the network, assuming all other revenue recognition criteria have been met.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (d)    Revenue recognition (Continued)

A small percentage of the Group's delivery services are performed for its enterprise customers; and enterprise customer revenues are recognized when the packages are delivered to the recipients.

        Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues for the sales of accessories were RMB53,396 and RMB161,770 for the six months ended June 30, 2015 and 2016, respectively.

  (e)    Pro forma information

        The pro forma balance sheet information as of June 30, 2016 assumes the conversion of the outstanding Series A convertible redeemable preferred shares into ordinary shares using a conversion ratio of one for one upon completion of a qualified IPO as the Group believed it is unlikely that the per-share offering price in the qualified IPO will be less than the Guaranteed Return conversion rate as defined in Note 16 to the consolidated financial statements for the years ended December 31, 2014 and 2015. Based on the fair value of ordinary shares as of June 30, 2016.

        Pro forma net earnings per share for the year ended December 31, 2015 and the six-month period ended June 30, 2016 were not presented because the effect of the conversion of the outstanding series A convertible redeemable preferred shares using a conversion ratio of one for one would have resulted in the pro forma net earnings per share greater than the historical net earnings per share for the year ended December 31, 2015 and the six-month period ended June 30, 2016. The effect of the assumed conversion would be anti-dilutive as the per share impact of the increase to net income attributable to ordinary shareholders from adding back the change in redemption value of the preferred shares is greater than the per share decrease resulting from the conversions of the outstanding Series A convertible redeemable preferred shares into ordinary shares.

  (f)    Share-based compensation

        The Group grants share options and Ordinary Share Units to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

        Employees' share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of forfeitures, over the requisite service period, which is the vesting period. When there is a modification of the terms and conditions of an award, the Group measures the pre-modification and post-modification fair value of the share-based awards as of the modification date and recognizes the incremental value as compensation cost over the remaining service period.

        All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (f)    Share-based compensation (Continued)

        The fair value of the share options and Ordinary Share Units were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company's projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined with the assistance from an independent valuation firm using management's estimates and assumption.

        The assumptions used in share-based compensation expense recognition represent management's best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

  (g)    Recently issued accounting standards

        In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Group is in the process of assessing the impact of this ASU on its consolidated financial statements.

3. BUSINESS COMBINATION

        In January 2016, the Group purchased the remaining 40% equity interest of Suzhou Zhongtong Express Ltd. ("Suzhou ZTO") that was previously accounted for under the equity method for cash consideration of RMB30,660 and equity consideration of 600,000 ordinary shares, determined to have a per share fair value of RMB50.11.

        As a result of acquiring Suzhou ZTO, the Group's existing equity interests was remeasured to a fair value of RMB91,089, with the excess over the carrying amount recognized as gain on deemed disposal of

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

3. BUSINESS COMBINATION (Continued)

equity method investment of RMB9,551 in the condensed consolidated statement of comprehensive income for the six months ended June 30, 2016. The acquisition of Suzhou ZTO was not material to the condensed consolidated financial statements for the six months ended June 30, 2016.

4. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consist of the following:

	As of
	December 31, 2015	June 30, 2016
	RMB	RMB
Buildings	444,088	851,500
Machinery and equipment	202,674	317,841
Leasehold improvements	103,126	141,933
Vehicles	538,235	744,028
Furniture, office and electric equipment	81,653	110,824
Construction in progress	577,645	788,679

Total	1,947,421	2,954,805

Accumulated depreciation	(194,835)	(294,498)

Property and equipment, net	1,752,586	2,660,307

        Depreciation expenses were RMB68,646 and RMB113,461 for the six months ended June 30, 2015 and 2016, respectively.

        As of December 31, 2015 and June 30, 2016, the title certificates for certain buildings of the Group with an aggregate net book value of RMB172,768 and RMB316,775 had not yet been obtained, respectively.

5. LAND USE RIGHTS, NET

        There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less.

	As of
	December 31, 2015	June 30, 2016
	RMB	RMB
Cost	847,915	1,055,414
Less: Accumulated amortization	(26,784)	(36,989)

Land use rights, net	821,131	1,018,425

        Amortization expenses for land use rights were RMB5,598 and RMB10,037 for the six months ended June 30, 2015 and 2016, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

5. LAND USE RIGHTS, NET (Continued)

        As of December 31, 2015 and June 30, 2016, the title certificates for certain land use rights of the Group with carrying value of RMB3,881 and RMB9,591 has not yet been obtained, respectively.

6. GOODWILL

        The changes in the carrying amount of goodwill as of December 31, 2015 and June 30, 2016 were as follows:

Amount
RMB
Balance at December 31, 2015	4,091,219
Addition in goodwill related to acquisition of Suzhou ZTO	65,892

Balance at June 30, 2016	4,157,111

7. INVESTMENTS IN EQUITY INVESTEES

        The Group's investments in equity investees comprise the following:

	As of
	December 31, 2015	June 30, 2016
	RMB	RMB
Investments accounted for under the equity method:
Suzhou Zhongtong Express Ltd. ("Suzhou ZTO")	81,538	—
Shenzhen Feng Chao Technology Ltd. ("Feng Chao")	92,468	74,995
Feng Wang Investment Co., Ltd. ("Feng Wang")	50,237	49,411
Others	13,385	16,735

Total investments accounted for under the equity method	237,628	141,141

Investments accounted for under the cost method:
Cai Niao Smart Logistics Network Limited ("Cai Niao")	50,000	156,426
Wheat Commune Group Inc. ("Wheat Commune)	77,923	79,750
Others	11,880	11,880

Total investments accounted for under the cost method	139,803	248,056

Total investments in equity investees	377,431	389,197

        In May 2013, the Group entered into an investment agreement with several prestigious e-Commerce firms, investment corporations and delivery companies, to launch a new company named Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across PRC. The Group invested RMB50 million in Cai Niao, and held 1% of its equity interests. In March, 2016, the Group subscribed for an additional 30,000,000 shares for consideration of RMB106 million (equivalent to and paid in US$15,473) pursuant to the share subscription agreement dated as of March 11, 2016 during the new round of financing by Cai Niao. The additional subscription did not change the percentage of equity interest the Group held in Cai Niao.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

8. SHORT-TERM BANK BORROWING

        Short-term bank borrowing consists of the following:

	As of
	December 31, 2015	June 30, 2016
	RMB	RMB
Domestic commercial bank	300,000	406,943

	300,000	406,943

        On November 4, 2015, a PRC subsidiary of the Group entered into a short-term borrowing agreement for RMB300,000 with a commercial bank in the PRC due on November 2016, with a fixed interest rate of 4.35% per annum. The borrowing was guaranteed by a related party and another PRC subsidiary of the Group and collateralized by certain of the Group's assets at the original cost of RMB64,942 and net book value of RMB57,487 as of June 30, 2016.

        On January 1, 2016, the Group acquired Suzhou ZTO, which has an outstanding short-term borrowing amounting to RMB8,943 due on January 2017, with a fixed interest rate of 6.4% per annum. The Group repaid RMB2,000 on January 11, 2016. The borrowing was guaranteed by the previous shareholders of Suzhou ZTO and collateralized by the land use rights of Suzhou ZTO with a net book value of RMB11,191 as of June 30, 2016.

        On February 3, 2016, a PRC subsidiary of the Group entered into a short-term borrowing agreement of RMB100,000 with a commercial bank in the PRC at a fixed interest rate of 4.785% per annum.

9. OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following:

	As of
	December 31, 2015	June 30, 2016
	RMB	RMB
Salary and welfare payable	417,777	439,635
Payables related to property and equipment	68,900	413,616
Deposits from network partners	380,776	273,756
Share unit awards payable (Note 11)	175,200	—
Others	222,261	156,285

Total	1,264,914	1,283,292

        Deposits from network partners primarily represents the dispatching fee deposits collected from the pickup outlets operated by our network partners, which is refunded when the parcel is delivered to the recipients.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

10. INCOME TAX

        The current and deferred portion of income tax expenses included in the condensed consolidated statements of comprehensive income, which were substantially attributable to the Group's PRC subsidiaries are as follows:

	Six months ended June 30,
	2015	2016
	RMB	RMB
Current tax expenses	146,617	336,013
Deferred tax	16,845	(42,041)

Total	163,462	293,972

        The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in a period. As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

        The Group's effective tax rates were 28.45% and 27.26% for the six months ended June 30, 2015 and 2016, respectively. The change in the effective tax rate is mainly due to non-deductible expenses.

11. SHARE-BASED COMPENSATION

        In June 2016, the Group established an employee share holding platform (the "Share Holding Platform"). The purpose of the Share Holding Platform is to allow employees of the Group in the PRC to receive equity share incentives. Zto Es Holding Limited ("ZTO ES"), a British Virgin Islands company was established as a holding vehicle for the Group's Share Holding Platform. Four limited liability partnerships ("LLPs") were established in the PRC as the shareholders of ZTO ES, each holding 25% equity interest in ZTO ES. At the time of establishment of these LLPs, Mr. Lai Meisong, chairman and chief executive officer of the Group, and his wife, Ms. Lai Yufeng agreed to serve as the general partner and sole limited partner of each of the four LLPs, respectively. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees. On behalf of the Group and subject to approval of board of director of the Company, Mr. Lai Meisong as the general partner of the LLPs, has the authority to select the eligible participants to whom awards will be granted; and determine the number of shares covered; establish the terms, conditions and provision of such awards.

        On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. At the time of issuance, all shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived initially until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. Pursuant to the terms of the partnership agreement, a recipient of limited partnership interests is entitled to indirectly all of the

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

11. SHARE-BASED COMPENSATION (Continued)

economic rights associated with the underlying ordinary shares of the Company and accordingly, at the direction of the employee, the LLPs will sell the Company's ordinary shares held in connection with the limited partnership interest owned by the employee, and remit the proceeds to the employee. The other shareholder's rights associated with the Company's ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Group referred to these limited partner's partnership interests as Ordinary Share Units and five Ordinary Share Units correspond to the indirect economic interest in one ordinary share of the Company.

        Pursuant to a board of director resolution, on June 28, 2016, the following awards were approved to be granted to certain of Group's employees:

  •
  584,000 outstanding redeemable and contingently convertible share units were converted to 17,520,000 Ordinary Share Units, which correspond to 3,504,000 Company's ordinary shares. This conversion is calculated based on the original conversion ratio of one redeemable and contingently convertible share units to six ordinary shares. Upon conversion to the Ordinary Share Units, the cash redemption right and contingent conversion right were terminated.

  •
  5,270,820 Ordinary Share Units corresponding to 1,054,164 Company's ordinary shares were transferred to certain employees to award them for past performance. Of these awards, 1,540,500 Ordinary Share Units were granted to one employee with a cash subscription payment of RMB10,000, and the remaining 3,730,320 Ordinary Share Units were granted to employees for no cash subscription.

  •
  These Ordinary Share Units awards have no vesting conditions and can be transferred in accordance with the applicable limited liability partnership agreement.

        The conversion of 584,000 redeemable and contingently convertible share units to Ordinary Share Units was accounted for as a modification in accordance with ASC 718, Compensation—Stock Compensation. As a result of the modification, the cash redemption clause and contingent conversion upon IPO clause were terminated. As the Group is not obligated to settle the Ordinary Share Units in cash, this modification changed the award's classification from liability to equity. The fair value of the modified awards on the date of the modification was RMB236,181. Compensation cost of RMB60,981 representing the difference between the fair value of the modified awards on the date of modification and the fair value of the redeemable and contingently convertible share units as of December 31, 2015 was recorded as shared-based compensation expenses and included in selling, general and administrative expenses in the condensed consolidated statement of comprehensive income for the six months ended June 30, 2016. As these Ordinary Share Units have no vesting condition, the total fair value of the modified award of RMB236,179 has been recorded as a credit to the additional paid in capital at the date of modification.

        Total fair value of redeemable and contingently convertible share units awards at the date of grant and June 30, 2015 were RMB85,906 and RMB119,463, respectively. A total fair value adjustment of RMB61,063 was recorded as selling, general and administrative expenses in the condensed consolidated statement of comprehensive income for the six months ended June 30, 2015.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

11. SHARE-BASED COMPENSATION (Continued)

        The Group accounted 5,270,820 Ordinary Share Units (equivalent to 1,054,164 ordinary shares) as equity awards and measured them at fair value at the date of the grant in accordance with ASC 718. As these awards vested immediately at the date of grant, the Group recorded share-based compensation of 61,019 at the date of the grant based on a determined per share fair value of ordinary shares at RMB67.37 in the condensed consolidated statement of comprehensive income for the six months ended June 30, 2016.

        A summary of changes in the ordinary share awards relating to the Share Holding Platform granted by the Group during the six months ended June 30, 2016 is as follows:

	Number of ordinary shares under Incentive Platform	Weighted average grant-date fair value
Awarded and outstanding at January 1, 2016	—	—
Granted and vested	4,558,164	67.37

Vested and Outstanding at June 30, 2016	4,558,164	67.37

        The fair value of Ordinary Share Units was based on the fair value of the underlying ordinary shares which was determined by using option-pricing method to allocate enterprise value to preferred and ordinary shares on a fully diluted basis. The method treats ordinary shares and preferred shares as call options on the enterprise's value, with exercise prices on the liquidation preference of the preferred shares.

        On June 20, 2016, the Board also approved a 2016 share incentive plan (the "2016 Share Incentive Plan") in order to provide appropriate incentives to the relevant directors, executive officers and other employees of the Company and its affiliates, pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2016 Share Incentive Plan shall be 3,000,000 ordinary shares. On the same date, the Company granted options to purchase 300,000 ordinary shares to certain executive of the Company at an exercise price of US$9.97 per share under the 2016 Share Incentive Plan. The options expire in 10 years from the date of grant and vest ratably at each grant date anniversary over a requisite service period of five years.

        The Group uses a binominal pricing model to estimate the fair value of the above options granted under the 2016 Share Incentive Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions:

	June 20, 2016
Risk-free interest rate	2.54%
Contract life	9.7
Expected volatility range	31.25%
Expected dividend yield	3.14%
Exercise multiple	2.8	x
Fair value of underlying ordinary shares on the date of option grants (RMB)	67.37

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

11. SHARE-BASED COMPENSATION (Continued)

        The Group estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the date of grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to contract life. The Group estimated dividend yield based on the average dividend yield of comparable peer companies.

        A summary of changes in the share options relating to ordinary shares granted by the Company during the six months ended June 30, 2016 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate Intrinsic Value of option
Outstanding at January 1, 2016	—	—
Granted	300,000	66.26

Outstanding at June 30, 2016	300,000	66.26	9.67 years	471

Vested and exercisable at June 30, 2016	—	—	—	—
Vested and expected to vest at June 30, 2016	300,000	66.26	9.67 years	471

        The weighted average grant date fair value of options granted during the six months ended June 30, 2016 was RMB15.89. There were no options granted during the six months ended June 30, 2015. As of June 30, 2016, there was RMB4,767 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 4.75 years.

12. ORDINARY SHARES

        As disclosed in Note 11, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Group's employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding Ordinary Share Units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares, as such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 10,841,836 ordinary shares transferred to ZTO ES are considered issued but not outstanding as of June 30, 2016.

13. EARNINGS PER SHARE

        The Group used the two-class method of computing earnings per share for the six months ended June 30, 2016 as its Series A convertible redeemable preferred shares issued in August and December 2015 participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

13. EARNINGS PER SHARE (Continued)

        Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Six months ended June 30,
	2015	2016
	RMB	RMB
Numerator:
Net income attributable to ZTO Express (Cayman) Inc.	416,006	766,594
Less:
Change in redemption value for redeemable preferred shares	—	(79,723)
Earnings attributable to participating securities	—	(32,083)

Net income attributable to ordinary shareholders in computing basic and diluted earnings per share	416,006	654,788

Shares (Denominator):
Weight average ordinary shares outstanding—basic and diluted	594,205,525	613,901,657
Earnings per share—basic and diluted	0.70	1.07

        Diluted earnings per share for the six months ended June 30, 2016 were computed using the two-class method as it is more dilutive than the if-converted method. As of June 30, 2016, 30,079,918 convertible redeemable preferred shares and 300,000 share options were excluded from computation of diluted earnings per share as their effects would have been anti-dilutive.

        10,841,836 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of June 30, 2016 and therefore not included in the calculation of basic and dilutive earnings per share.

        Conversion of the redeemable and contingently convertible share units issued in February 2015 based on a conversion ratio of 1:6 are contingent upon an effective qualified IPO, a condition which was not met as of June 30, 2015. Therefore, these share units have been excluded from the denominator in the computation of basic and dilutive EPS for the six-month period ended June 30, 2015. On June 28, 2016, all the redeemable and contingently convertible share units have been converted to Ordinary Shares Units. The underlying ordinary shares associated with these Ordinary Share Units were included in the denominator in the computation of basic and diluted earnings per share for the six months ended on June 30, 2016.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

14. RELATED PARTY TRANSACTIONS

        The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Tonglu Tongze Logistics Ltd. and its subsidiaries	Majority equity interests held by the employees of the Group
Lai Yufeng	Spouse of chairman of the Group
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Group
Fengwang Investments Ltd.	Group's equity investee
Heilongjiang Ruston Express Ltd.	Group's equity investee
Shanghai Kuaibao Network Technology Ltd.	Group's equity investee
Quanzhou Zhongtong Express Ltd	Group's equity investee
Wuhan Chengxin Zhongtong Express Ltd.	Entity controlled by principal shareholders of the Group
Shanxi Zhongtong Daying Logistics Ltd.	Group's equity investee until October 2015
Shenyang Changsheng Zhongtong Express Ltd.	Group's equity investee until October 2015
Nanchang Zhongtong Express Ltd.	Group's equity investee until October 2015
Tianjin Qianqiu Zhongtong Express Service Co. Ltd.	Group's equity investee until October 2015
Shaanxi Zhongtong Express Ltd.	Group's equity investee until October 2015
Jilin Zhongtong Daying Logistics Ltd.	Group's equity investee until October 2015
Suzhou Zhongtong Express Ltd.	Group's equity investee until January 1, 2016
Zto Es Holding Limited	Entity controlled by Chairman of the Group

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

14. RELATED PARTY TRANSACTIONS (Continued)

(a)
The Group entered into the following transactions with its related parties:

	Six months ended June 30,
	2015	2016
	RMB	RMB
Delivery revenue derived from
Quanzhou Zhongtong Express Ltd.	28,606	—
Nanchang Zhongtong Express Ltd	6,596	—
Shenyang Changsheng Zhongtong Express Ltd.	5,875	—
Suzhou Zhongtong Express Ltd.	5,513	—
Shaanxi Zhongtong Express Ltd.	5,183	—
Shanxi Zhongtong Daying Logistics Ltd.	3,557	—
Tianjin Qianqiu Zhongtong Express Service Co., Ltd.	3,438	—
Jilin Zhongtong Daying Logistics Ltd.	2,825	—
Fengwang Investments Ltd.	412	—
Heilongjiang Ruston Express Ltd.	323	—

Total	62,328	—

Transportation service fees paid to
Tonglu Tongze Logistics Ltd. and its subsidiaries	320,022	417,957
Purchases of supplies from
Shanghai Mingyu Barcode Technology Ltd.	33,967	44,383
(b)
The Group had the following balances with its related parties:

	As of
	December 31, 2015	June 30, 2016
	RMBK	RMB
Amounts due to
Tonglu Tongze Logistics Ltd. and its subsidiaries	84,646	27,944
Shanghai Mingyu Barcode Technology Ltd.	—	7,756
Suzhou Zhongtong Express Ltd	10,909	—
Quanzhou Zhongtong Express Ltd.	5,590	—
Shanxi Zhongtong Daying Logistics Ltd.	2,122	—

Total	103,267	35,700

        Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2015 and June 30, 2016, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

14. RELATED PARTY TRANSACTIONS (Continued)

(c)
The Group had the following balances with its related parties:

	As of
	December 31, 2015	June 30, 2016
	RMBK	RMB
Amounts due from
ZTO ES(1)	—	68,400
Lai Yufeng(2)	58,400	—
Tonglu Tongze Logistics Ltd. and its subsidiaries(3)	22,168	—
Shanghai Kuaibao Network Technology Ltd.(4)	2,700	5,400
Shanxi Zhongtong Daying Logistics Ltd.(4)	2,297	—
Wuhan Chengxin Zhongtong Express Ltd.(4)	175	—

Total	85,740	73,800

(1)
Amount represents cash paid by employees relating to their Ordinary Share Unit awards, which ZTO ES is in the process of remitting to the Group pending regulatory approval.

(2)
As of December 31, 2015 and June 30, 2016, Ms. Lai Yufeng was holding RMB58,400 and nil in cash and cash equivalent on behalf of the Group.

(3)
As of December 31, 2015, the Group had an outstanding note receivable of RMB15,000, which bears interest of 20% per annum from Tonglu Tongze Logistics Ltd. and its subsidiaries ("Tonglu"). The amount, plus accrued interest of RMB1,500 was fully repaid to the Group in June 2016. The Group also prepaid transportation fee of RMB7,168 and nil to Tonglu as of December 31, 2015 and June 30, 2016, respectively. Historically, the Group's employees have served as the key management of Tonglu, with compensation determined and paid by the Group. Such compensation paid has not been significant for the periods presented.

(4)
Other amounts due from related parties consisted of prepaid transportation fee and loans to related parties as of December 31, 2015 and June 30, 2016, respectively.

15. COMMITMENTS AND CONTINGENCIES

Operating Leases Commitments

        The Group leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2032. During the six months ended June 30, 2015 and 2016, the Group incurred rental expenses amounting to RMB39,657 and RMB62,344, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

15. COMMITMENTS AND CONTINGENCIES (Continued)

        As of June 30, 2016, minimum lease payments under all non-cancellable leases are as follows:

As of June 30, 2016
RMB
July to December, 2016	79,916
2017	122,795
2018	93,411
2019	71,651
2020	64,945
2021 and after	468,925

Total lease commitment	901,643

Capital Commitments

        The Group's capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the condensed consolidated financial statements amounted to RMB1,021,966 as of June 30, 2016. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Contingencies

        The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

        The Group has not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but the Group has recorded accruals for the estimated underpaid amounts in the condensed consolidated financial statements. However, the Group has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the financial statements as the Group believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.

16. REPURCHASE OF ORDINARY SHARE OF ZTO EXPRESS

        In November 2014, the Group repurchased an aggregate of 13,800,000 ordinary shares of ZTO Express from certain shareholders at RMB16.67 per share for total cash consideration of RMB230 million, which approximated fair value. Consideration of RMB46 million was not paid as of December 31, 2015 and June 30, 2016.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

17. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        The preferred shares were recorded at fair value on closing date, and subsequently accreted to redemption value based on the terms stipulated in the shareholder agreement. Changes in the redemption value are recorded against retained earnings.

        The following is the rollforward of the carrying amounts of Preferred Share for the six months ended June 30, 2016:

Balance as of January 1, 2016	1,976,855
Change in redemption value	79,723

Balance as of June 30, 2016	2,056,578

18. EMPLOYEE BENEFIT PLANS

        The Group's PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees. The Group contributed RMB86,564 and RMB139,603 for the six months ended June 30, 2015 and 2016, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

19. SUBSEQUENT EVENTS

        On August 22, 2016, the Group has entered into an investment agreement with ZTO Supply Chain Management Co., Ltd. ("ZTO LTL") and Mr. Jianfa Lai to invest cash of RMB 54,000 in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of the Group.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The new articles of association that we expect to adopt to become effective upon the completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such only if they acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, only if they had no reasonable cause to believe that their conduct was unlawful.

        Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
40 shareholders upon our incorporation	April 8, 2015	600,000,000 ordinary shares	US$	6,000
Max Alpha Limited	August 18, 2015	24,000,000 ordinary shares	US$	240
Max Beyond Limited	August 18, 2015	12,000,000 ordinary shares	US$	120
Onyx Gen Investment Holdings Limited	August 18, 2015	8,773,309 series A preferred shares	US$	87,500,000
Hillhouse ZT Holdings Limited	August 18, 2015	2,506,660 series A preferred shares	US$	25,000,000
Standard Chartered Private Equity (Mauritius) Limited	August 18, 2015	1,503,996 series A preferred shares	US$	15,000,000
Gopher China S.O. Project Limited	August 18, 2015	2,255,994 series A preferred shares	US$	22,500,000
Onyx Gen Investment Holdings Limited	December 31, 2015	8,773,309 series A preferred shares	US$	87,500,000
Hillhouse ZT Holdings Limited	December 31, 2015	2,506,660 series A preferred shares	US$	25,000,000
Standard Chartered Private Equity (Mauritius) Limited	December 31, 2015	1,503,996 series A preferred shares	US$	15,000,000
Gopher China S.O. Project Limited	December 31, 2015	2,255,994 series A preferred shares	US$	22,500,000
19 existing shareholders	June 28, 2016	13,226,522 ordinary shares	US$	1,323
Zto Es Holding Limited	June 28, 2016	16,000,000 ordinary shares	US$	12,025,012

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-7 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on September 30, 2016.

ZTO EXPRESS (CAYMAN) INC.
By:	/s/ Meisong Lai
	Name:	Meisong Lai
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of Meisong Lai and Jianmin (James) Guo as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Meisong Lai Meisong Lai	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	September 30, 2016
/s/ Jianfa Lai Jianfa Lai	Director	September 30, 2016
/s/ Jilei Wang Jilei Wang	Director	September 30, 2016

Signature	Title	Date

/s/ Xiangliang Hu Xiangliang Hu	Director	September 30, 2016
/s/ Baixi Lan Baixi Lan	Director	September 30, 2016
/s/ Xing Liu Xing Liu	Director	September 30, 2016
/s/ Frank Zhen Wei Frank Zhen Wei	Director	September 30, 2016
/s/ Jianmin (James) Guo Jianmin (James) Guo	Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2016

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of ZTO Express (Cayman) Inc. has signed this registration statement or amendment thereto in New York on September 30, 2016.

Authorized U.S. Representative
By:	/s/ Giselle Manon
	Name:	Giselle Manon
	Title:	Service of Process Officer

ZTO EXPRESS (CAYMAN) INC.

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1		Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2		Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)

4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Class A Ordinary Shares

4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4		Shareholders Agreement between the Registrant and other parties thereto dated August 18, 2015

5.1		Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1		Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2		Opinion of Zhong Lun Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

10.1		Amended and Restated 2016 Share Incentive Plan

10.2		Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3		Form of Employment Agreement between the Registrant and its executive officers

10.4		English translation of Exclusive Consulting and Services Agreement between Shanghai Zhongtongji Network and ZTO Express dated August 18, 2015

10.5		English translation of Exclusive Call Option Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015

10.6		English translation of Equity Pledge Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015

10.7		English translation of Voting Rights Proxy Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015

10.8		English translation of Irrevocable Powers of Attorney granted by the shareholders of ZTO Express dated August 18, 2015

10.9		English translations of Spousal Consents granted by each of Lai Yufeng, Fu Aiyun, Chen Xinyu, Shen Linxian, Wu Yanfen and Fan Feiqun

10.10		English translation of Road Transportation Agreement between ZTO Express and Tonglu Tongze dated December 22, 2014

10.11		English translation of form of Cooperation Agreement between ZTO Express and direct network partners of the Registrant

Exhibit Number	Description of Document

10.12	Share Purchase and Subscription Agreement by and among the Registrant, Onyx Gem Investment Holdings Limited, Hillhouse ZT Holdings Limited, Standard Chartered PrivateEquity (Mauritius) III Limited, Gopher China S.O. Project Limited and other parties thereto dated May 21, 2015

10.13	Share Subscription Agreement by and between the Registrant and Zto Es Holding Limited dated June 28, 2016

21.1	Significant subsidiaries and consolidated affiliated entities of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

23.2	Consent of Maples and Calder (included in Exhibit 5.1)

23.3	Consent of Zhong Lun Law Firm (included in Exhibit 99.2)

23.4	Consent of Charles Huang

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of Zhong Lun Law Firm regarding certain PRC law matters

99.3	Consent of iResearch Consulting Group

*
To be filed by amendment.